BJ'S RESTAURANTS, INC.


13002284


BJ's

2012

ANNUAL REPORT

Resonating with the consumer.




14%

INCREASE IN REVENUES TO $708.3 MILLION


3.2%

INCREASE IN COMPARABLE RESTAURANT SALES


11%

INCREASE IN OPERATING WEEKS


$31.4 Million

FISCAL 2012 NET INCOME


$1.09

FISCAL 2012 NET INCOME PER DILUTED SHARE

A loyalty proven by our financial results.



SELECTED FINANCIAL HIGHLIGHTS

(dollars in thousands, except per share amounts)	2012	2011	2010	2009	2008
Revenues	$708,325	$620,943	$513,860	$426,707	$374,076
Net Income	$ 31,409	$ 31,570	$ 23,162	$ 13,038	$ 10,308
Net Income Per Share:					
Basic	$ 1.12	$ 1.14	$ 0.86	$ 0.49	$ 0.39
Diluted	$ 1.09	$ 1.08	$ 0.82	$ 0.48	$ 0.39
Total Assets	$566,876	$502,079	$430,085	$381,122	$335,209
Shareholders' Equity	$371,834	$332,449	$287,826	$252,979	$232,277
Number of Restaurants at Year End	130	115	102	92	82
Comparable Restaurant Sales Increase (Decrease)	3.2%	6.6%	5.6%	(0.8%)	(0.3%)

Certain statements in this Annual Report and all other statements that are not purely historical constitute "forward-looking" statements for purposes of the Securities Act of 1933 and the Securities and Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. Such statements include, but are not limited to, those regarding expected comparable restaurant sales and margin growth in future periods, total potential domestic capacity, the success of various sales-building and productivity initiatives, future guest traffic trends and the number and timing of new restaurants expected to be opened in future periods. These "forward-looking" statements involve known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those projected or anticipated. Factors that might cause such differences are discussed in the Company's filings with the Securities and Exchange Commission, including its recent reports on Forms 10-K, 10-Q and 8-K. The "forward-looking" statements contained in this Annual Report are based on current assumptions and expectations and BJ's Restaurants, Inc. undertakes no obligation to update or alter its "forward-looking" statements whether as a result of new information, future events or otherwise.


2
3
5
61
4
1
1
3
1
6
1
2
28
1
11

130

TOTAL LOCATIONS / JANUARY 1, 2013

We opened **16 new restaurants**, including one relocation, which translates into an 11% increase in total operating weeks for the year, making BJ's one of just a few publicly-traded casual dining restaurant companies that increased its operating capacity at a double-digit rate.



BJ's
RESTAURANT
BR

SANTA ROSA, CA


EWHOUSE

A message from the Leadership Team.



To our shareholders,

Eight years ago we began implementing our casual plus competitive positioning at BJ's. Our goal was simple: to provide a higher quality, more differentiated dining experience at relatively the same price as traditional mass market "varied menu" or "bar & grill" casual dining chains. We knew taking this path would require hard work, discipline and investments in our menu offerings, menu execution, facilities, people and systems. We are proud to say that this strategy and our focus on executing the mission at hand continues to move BJ's forward in gaining market share in the estimated $100 billion casual dining segment of the restaurant industry.

This past year was another solid year of revenue growth for BJ's. Our total sales for fiscal 2012 increased by 14% to $708 million compared to fiscal 2011. Excluding the extra operating week from fiscal 2011 (fiscal 2011 was a 53-week year as compared to fiscal 2012, which was a 52-week fiscal year), our total sales increased by approximately 17%. In addition to our strong revenue growth this past year, we generated $87 million in cash flow from operations, a record for BJ's. Our net income this last year was approximately $31 million, about the same as the prior year, and our net income per diluted share was $1.09, an increase of $0.01 from the prior year. As previously mentioned, fiscal 2011 was a 53-week year, with the extra operating week contributing approximately $0.06 in net income per diluted share. Therefore, excluding the extra week from fiscal 2011, our net income per diluted share increased approximately $0.07, or 7%, this past year.

Our sales increase in fiscal 2012 was primarily due to an increase in operating weeks from the successful openings of our new restaurants, coupled with another year of positive comparable restaurant sales of 3.2%. Our increase in comparable restaurant sales successfully hurdled last year's 6.6% increase and represented our third straight year of positive comparable restaurant sales. In fact over the last three years, BJ's comparable restaurant sales have cumulatively increased by 15.4% compared to the 1.5% increase reported by the widely followed Knapp-Track™ survey of comparable casual dining restaurant sales.

Our comparable restaurant sales success over the years comes from the execution of the casual plus strategy we began implementing in 2005. At BJ's, we believed the casual dining space, and in particular the "varied menu" or "bar & grill" segment of casual dining, had become less innovative than in the past and many companies were more interested in saving their way to success as opposed to creating new compelling reasons for guests to come and dine in their restaurants. As a result, our casual plus strategy was based on blending the creativity, differentiation and higher quality attributes more accustomed to upscale casual dining with the affordability and broad approachability of the traditional mass market casual dining concepts. We simply believed we could offer our guests a higher quality, better dining experience at a price point in line with many of the traditional mass market casual dining restaurant chains.

To successfully execute our casual plus strategy, we are constantly striving to improve the dining experience for our guests each and every time they visit our restaurants. This requires a philosophy and focus on continuous innovation, evolution and reinvestment in each aspect of the dining experience: the food and beverage offerings, the service and the

Letter from Our Chairman

"

It has been an honor working with the leadership team for the past eight years as CEO. I look forward to continuing my role as Chairman of the Board here at BJ's.

"

On February 1, 2013, I retired as BJ's CEO after eight years of service in that position. During my tenure as CEO, our Company achieved significant growth in spite of the economic recession and financial crisis of 2008–2010 and the continuing challenges of the current domestic operating environment for restaurants in general. BJ's total revenues and cash flow from operations increased from $129 million and $16 million, respectively in 2004 to $708 million and $87 million, respectively in 2012. These solid results were primarily due to the effective "four wall" execution of the BJ's concept by our restaurant operators, well supported by our field supervision, brewery operations and restaurant support center teams all working together to achieve excellence. Highly satisfied guests, consistently and correctly served by engaged, caring team members will always be the primary formula for BJ's success as a concept, brand and company.

Now that BJ's is solidly established on the national map, I am enthusiastically looking forward to Greg Trojan's leadership as our new CEO. Greg is absolutely the right leader at the right time for our Company. I have great confidence that he will do a very effective job in leading the evolution and optimization of the BJ's restaurant concept and brand, as well as the continued execution of our national expansion plan. BJ's best years are still ahead of us.

In closing, I would like to thank our restaurant guests, team members, supplier partners and shareholders for all of their support during the past eight years. The best thing that ever happened to me in my career was the honor and privilege of serving as your CEO. I look forward to my continuing service as your board chairman.

Best regards,



Jerry Deitchle

Letter from Our New CEO

"I want to thank the team here at BJ's for the warm welcoming as CEO. I am looking forward to working with everyone as we continue moving BJ's forward as a leader in casual dining."

I am thrilled to be taking on the leadership of BJ's and its talented team of restaurant professionals. On behalf of all BJ's team members and our board of directors, I would first like to thank Jerry for his eight distinguished years of service to our Company. His legacy as CEO is well chronicled by the impressive financial growth achieved during his tenure. However, his most lasting contribution to BJ's is the team he has assembled and the infrastructure in systems and processes—all focused on delivering a great guest experience at an incredible value. I look forward to leveraging these great strengths in the years to come.

Although BJ's foundation for growth is strong and the number of untapped markets is large, we will not stand still as a concept. BJ's success is predicated on its willingness to evolve, and I intend to ensure we stay on the leading edge in terms of the guest experience at our restaurants. We will remain focused on making BJ's a great place to work, thereby attracting and retaining the best and brightest restaurant talent. We will capitalize on our concept's broad appeal and continue to develop unique, "cravable" menu items. We will take advantage of our growing scale to tell the "BJ's story" to the many unaware consumers in current and new markets for our Company, thereby expanding our breadth and strengthening our brand positioning as a true leader in the casual dining marketplace.

I look forward to working with our thousands of dedicated team members to continue to provide great career opportunities for those willing to work hard and hone their craft as restaurateurs. I am confident that their energy combined with our training, guidance and leadership will continue to provide fantastic dining experiences for our guests, which in turn allows us to deliver strong financial returns to our shareholders.

Best regards,



Greg Trojan

ambience. In 2012, we implemented a series of new initiatives we believe will continue to drive top line sales and provide a solid foundation for us to leverage as we expand nationally. Some of these investments during this past year included a guest loyalty program, the implementation of an improved pizza proofing process which significantly enhanced the quality and consistency of our signature deep dish pizza and an entirely new restaurant labor and productivity system based on menu items produced to improve our ability to optimally staff and operate our restaurants. As we begin 2013 we have similar initiatives that will continue raising the quality, differentiation and service of BJ's, thereby providing our guests with an even better dining experience.

During 2012, we opened 16 new restaurants, including the relocation of an existing small-format, original BJ's Pizza & Grill® restaurant in Boulder, Colorado, to a new site in the Boulder market that could accommodate our prototypical larger-format Brewhouse restaurant. With this investment, we effectively doubled our market share in Boulder. We also opened our first new restaurants in New Mexico and Kansas, and continued penetrating the Florida market with two new restaurants in the Miami area. Over the last several years we have principally focused our restaurant expansion in existing markets allowing us to "cluster" our restaurants. By carefully clustering our restaurant expansion, while minimizing sales cannibalization through proper spacing in each market, we can better leverage our brand awareness, supply chain economics, field supervision costs and restaurant management resources. We now have bases of operations in California, Texas and Florida providing us tremendous leverage and flexibility as we expand BJ's from coast to coast.

At the end of fiscal 2012, we operated 130 restaurants located in only 15 states. We believe there is room domestically for at least 425 larger-format BJ's restaurants. As such, the opportunity for us is exciting and expansive. We believe we are one of the few publicly traded casual dining restaurant companies with this type of opportunity. However, we must be prudent and balance this tremendous opportunity with the ability to effectively execute this expansion in order to build long-term enterprise value. For us, expansion is not a strategy in and of itself. It is the outcome of our strategy to drive quality, differentiation, predictability and leverage in our business. Over the years we have seen too many retail and restaurant companies that grew for growth's sake and outran their ability to effectively manage and execute their business models. At BJ's, we will continue to take a disciplined approach that allows us to leverage our business and provide the high quality, differentiated dining experience our guests expect and deserve from us. Our goal is to make sure we are becoming better, not just bigger.

Specifically for 2013, we intend to open as many as 17 new restaurants, including the relocation of our existing small-format Pizza & Grill® restaurant in Eugene, Oregon, to a new site in Eugene that can accommodate a large-format prototype Brewhouse restaurant. This strategy worked very well for us in Boulder this last year and we are excited that we are able to do the same thing this year in Eugene. We also plan on opening our first two restaurants in the Mid-Atlantic. We believe the Mid-Atlantic area of Virginia/Maryland/District of Columbia provides us with another opportunity to build several new BJ's using a clustering approach similar to our development strategy in California, Texas and Florida, and provides us a base of operations to eventually build restaurants in the Northeast. We anticipate financing our planned expansion and our other planned capital expenditures for fiscal 2013 with internally generated cash flow from operations, committed tenant improvement allowances from our landlords and sales/leaseback proceeds.

As we move forward into 2013, we continue to be encouraged by the opportunities that lie ahead. Our market share of casual dining is still only estimated to be less than one percent and we believe the longer-term growth opportunity for BJ's remains solidly in place. Over the years we have proven our casual plus strategy is sound and our principal challenge remains to correctly and consistently execute our plan by focusing on the longer-term growth and success of BJ's. Therefore, not only will we continue our new restaurant expansion plan, but we will also continue evolving and strengthening BJ's casual plus competitive positioning to take market share in the casual dining industry.

In closing, we would like to express our sincere thanks and appreciation for the hard work and enthusiastic support from our BJ's Team Members. They are the primary reason we have been successful in the past, and they are the key to our future. We would also like to thank our loyal guests, shareholders and supplier partners for their continued confidence and support. We firmly believe the best years for BJ's are still ahead.

Sincerely,
BJ's Leadership Team
April 1, 2013



PASADENA, CA



The breadth and quality of our menu is an asset that cannot be easily copied by our peers. It is a competitive barrier for us and an area that we continually improve each year to further enhance our reputation as a leader in casual dining.

This past year we undertook some of our most ambitious upgrades to our menu and beverage offerings. We upgraded our signature deep dish pizza by introducing new proofing equipment in each restaurant to improve the proofing process of our pizza dough and we now present our signature deep dish pizza on a warm, contemporary plate so that our guests can see the flakey, golden brown bakery crust that put the BJ's concept on the map. In addition to enhancing our signature deep dish pizza, we also introduced over 20 new menu items, including a line of hand tossed pizzas as well as three limited time menu offerings centered around Asian, seafood and German/Oktoberfest menu items. The successes of these limited time offerings give our guests even more reasons to continue visiting BJ's and allows our culinary team to create memorable menu items based on seasonal events. Craft beer and sodas have been part of BJ's history since we opened our first large-format BJ's Restaurant & Brewery® in 1996 in Brea, California. Over the years our brewery operations team has become well respected throughout the craft beer industry for developing unique, award winning beers that continue to differentiate the BJ's concept from many other traditional casual dining restaurants. In fact, we have won over 100 medals at various beer competitions including three gold medals in 2012 at the Great American Beer Festival and World Beer Cup. This past year we introduced our ninth standard signature beer, Hopstorm® IPA, and we introduced our first limited release fresh hopped beer called Field Day IPA, for which our brewery operations team picked the hops the same morning the beer was brewed. The beer was a huge success and something we plan on repeating in fiscal 2013.

100+

BJ'S 100+ ITEM MENU PROVIDES BROAD CONSUMER APPEAL FOR ALL OCCASIONS

Pizza — **14%**
Appetizers — **14%**
BJ's Beer/Other Beer — **12%**
Sandwiches/Burgers — **10%**
Entrees/Other — **15%**
Salads/Soups — **10%**
Desserts/Beverages — **9%**
Pasta — **7%**
Liquor — **7%**
Wine — **2%**

Numbers are a percentage of gross sales

Prestigious Accolades

2012

GREAT AMERICAN BEER FESTIVAL
Gold: Indigenous Beers for Got Beer
Gold: Wood and Barrel Aged Beer for Jerry's Reserve

NORTH AMERICAN BEER AWARDS
Gold: Flanders-Style Red or Brown Ale for Flanders Red Oud Bruin
Gold: Belgian-Style Wit for Nit Wit®
Silver: Kolsch for Brewhouse Blonde®
Bronze: Light Ale for LightSwitch Lager®
Gold: Carbonated Soft Drinks for BJ's Orange Cream Soda
Silver: Cream Ale for Brewhouse Blonde®
Silver: Belgian-Style Wit for Nit Wit®
Silver: Barrel-Aged Beer for JW Whiskey Barrel Stout
Bronze: Carbonated Soft Drinks for BJ's Black Cherry Soda

WORLD BEER CUP
Gold: Indigenous Beers for Got Beer
Bronze: Belgian-Style Flanders Oud Bruin/Oud Red Ale for Oud Jeremiah

2011

GREAT AMERICAN BEER FESTIVAL
Silver: Field/Pumpkin Beer for Pumpkin Ale

NORTH AMERICAN BEER AWARDS
Silver: Dubbel for Abbey Normal®
Silver: Belgian Strong Pale Ale for BJ's Annual Grand Cru
Silver: Double/Imperial Irish Red Ale for Goliath
Bronze: Carbonated Soft Drinks for BJ's Root Beer
Silver: American Pale Ale for Piranha® Pale Ale

2010

GREAT AMERICAN BEER FESTIVAL
Gold: German-Style Wheat Ale for Hefelightzen®

NORTH AMERICAN BEER AWARDS
Bronze: Light Ales Ale for LightSwitch® Lager
Gold: Belgian-Style Wit for Nit Wit®
Gold: Kolsch for Brewhouse Blonde®
Gold: Brown Porter for BJ's P.M. Porter®
Gold: Cream Ales for Brewhouse Blonde®

WORLD BEER CUP
Bronze: Session Beer for Guppie Pale Ale

2009

GREAT AMERICAN BEER FESTIVAL
Silver: Fruit & Vegetable Beer for Magnolia's Peach®

NORTH AMERICAN BEER AWARDS
Bronze: American Brown Ale for Nutty Brewnette®
Bronze: American Stout for Tatonka® Stout
Bronze: Bavarian-Style Hefeweizen for Harvest Hefeweizen®

2008

GREAT AMERICAN BEER FESTIVAL
Gold: German-Style Wheat Ale for I'm Half the Beer I Used to Be
Gold: American-Style Amber Lager for BJ's Oktoberfest

WORLD BEER CUP
Silver: German-Style Pale Wheat Ale for I'm Half the Beer I Used to Be

NORTH AMERICAN BEER AWARDS
Bronze: American Brown Ale for Nutty Brewnette®

2007

GREAT AMERICAN BEER FESTIVAL
Gold: Other Low Strength Ale or Lager for Half Wit®
Gold: Belgian-Style White for Nit Wit®
Silver: American Style Pale Ale for Piranha® Pale Ale
Bronze: Wood & Barrel-Aged Sour Beer for Barrel-Aged Cherry

2006

GREAT AMERICAN BEER FESTIVAL
Gold: American-Style Strong Pale Ale for Big Fish
Silver: Belgian- and French-Style Ale for Dim Wit®
Bronze: Oatmeal Stout for Lasto's Oatmeal Stout

WORLD BEER CUP
Silver: Belgian-Style Wheat for Nit Wit®

2005

GREAT AMERICAN BEER FESTIVAL
Gold: British Stouts for Lasto's Oatmeal Stout
Bronze: Belgian-Style Wheat for Nit Wit®

2004

GREAT AMERICAN BEER FESTIVAL
Gold: Belgian-Style Wheat for Nit Wit®
Silver: American-Style Amber Lager for Xtreme Amber

2003

GREAT AMERICAN BEER FESTIVAL
Gold Medal: American-Style Amber Lager for Extreme Amber
Bronze Medal: Imperial/Double IPA for Imperor IPA

2002

GREAT AMERICAN BEER FESTIVAL
Large Brewpub of the Year
Large Brewpub Brewmaster of the Year: Dan Pedersen
Gold Medal: Fruit and Vegetable Beer for Magnolia's Peach®
Gold Medal: Smoke Flavored for BJ's Rauchbier
Silver Medal: Experimental Beer for Juniper Rye
Silver Medal: American-Style Pale Ale for Piranha® Pale Ale
Silver Medal: Belgian-Style Strong Specialty Ales for Millennium Grand Cru

2001

GREAT AMERICAN BEER FESTIVAL
Gold: Oatmeal Stout for Lasto's Oatmeal Stout

2000

GREAT AMERICAN BEER FESTIVAL
Bronze: Belgian-Style Ales for Bridal Veil Ale
Bronze: Experimental Beers for Juniper Rye

WORLD BEER CUP
Silver Medal: Belgian Strong Ale for Millennium Grand Cru

1998

GREAT AMERICAN BEER FESTIVAL
Bronze Medal: American-Style Pale Ale for Piranha® Pale Ale

WORLD BEER CUP
Silver Medal: Weizenbock for Weizenator

1996

GREAT AMERICAN BEER FESTIVAL
Silver: Strong Ale for BJ's Jeremiah Red®









Our brand promise, "to be the very definition of WOW in casual dining" is dependent on the attentiveness, service and hospitality of our team members.

At BJ's we understand that in order for us to effectively execute our casual plus strategy and expand the BJ's restaurant concept nationwide, we have to have talented team members taking care of our guests every day on every shift. As we have said many times before, our guests see our team members as our brand. Therefore, we devote a substantial amount of our resources and time making sure we recruit, train, recognize and reward our team members. A key attribute of our commitment to our team members is our Gold Standard Stock Ownership Program. This program is a long term equity incentive plan we introduced in 2007 as we began implementing our casual plus strategy. We believe it is important for our restaurant managers to have an ownership stake in the success of BJ's. Additionally, over the last several years we have implemented a series of toolsets and educational programs for our team members including classes on leadership, food safety and restaurant operations, in addition to a new human capital management system and the introduction of the BJ's General Manager Academy. In 2013, we plan on introducing a new team member portal improving our daily communication and training with all of our 17,000 plus team members. We are also developing customized training programs for new managers based on their prior level of experience before becoming part of the BJ's management team.

"Best Places to Work"

2012 Best People Practices Finalist Award—*People Report*
2011 Best People Practices Legacy Award—*People Report*
2010 Best People Practices Finalist Award—*People Report*
2009 Best People Practices Finalist Award—*People Report*
2007 Best Places to Work in the Restaurant Industry—*Chain Leader* Magazine
2006 Catalyst Award—*People Report*
2005 Best Places to Work in the Restaurant Industry—*Chain Leader* Magazine

Today more than ever, team members and guests want to be associated with companies that serve the communities in which they operate and are good corporate citizens.

We have embraced these core values since our early days at BJ's when we introduced our "Cookies for Kids" program. Under this program we allocate a portion of our annual sales of our famous Pizookie® desserts to the Cystic Fibrosis Foundation. In addition to our Cookies for Kids program we have established the BJ's Restaurants Foundation, which supports local schools and donates to more than 85 charities each year. In 2008, as an extension to our Foundation, we started our volunteer program called BJ's TASC Force (Team Action to Support Communities) in which our team members voluntarily participate in community activities like helping school, park and beach clean-up campaigns, assisting in Special Olympics programs and building houses with Habitat for Humanity. This past year our TASC Force organized its largest volunteer program to date, when over 225 team members participated in the Hope for Haiti Project at our annual General Managers Conference, packing over 100,000 meals for children in Haiti. We would like to thank all of our team members and our supplier partners who have devoted their time and effort to making our world a better place.



BJ'S RESTAURANTS FOUNDATION

BJ's sponsors and participates in a number of charitable programs benefitting children's healthcare and education.


BJ's

TASCFORCE
TEAM ACTION TO SUPPORT COMMUNITIES

BJ's Team Action to Support Communities (TASC Force) program gives our team members the opportunity to do important volunteer work all across the country.




RUGGED TOTE
HAITI
PROJECT
Boxes
24
20
15
10
5
Meals
5,000
4,320




kids around the world
www.kidsaroundtheworld.com


kids around the world


BJ's

PASADENA, CA

Corporate Information



BOARD OF DIRECTORS

Gerald W. Deitchle
Chairman of the Board
BJ's Restaurants, Inc.

Gregory A. Trojan
President and Chief Executive Officer
BJ's Restaurants, Inc.

Peter A. Bassi
Retired Chairman,
Yum! Restaurants International

Larry D. Bouts
Investor/Business Advisor;
Former Chairman and
Chief Executive Officer,
Six Flags Theme Parks

James A. Dal Pozzo
Chairman and Chief Executive Officer,
The Jacmar Companies

Henry Gomez
Executive Vice President,
Chief Communications Officer,
Hewlett-Packard Company

John F. Grundhofer
Retired Chairman,
Chief Executive Officer and President,
U.S. Bancorp

William L. Hyde, Jr.
Chief Executive Officer,
Briarwood West Investments, LLC

J. Roger King
Retired Senior Vice President,
Human Resources, PepsiCo, Inc.

Lea Anne S. Ottinger
Strategic Business Consultant;
Managing Partner, LMR Advisors

LEADERSHIP TEAM

Gregory A. Trojan
President and Chief Executive Officer

Gregory S. Levin
Executive Vice President,
Chief Financial Officer and Secretary

Gregory S. Lynds
Executive Vice President and
Chief Development Officer

Wayne L. Jones
Executive Vice President and
Chief Restaurant Operations Officer

John D. Allegretto
Chief Supply Chain Officer

Matthew D. Hood
Chief Marketing Officer

Brian S. Krakower
Chief Information Officer

Lon F. Ledwith
Senior Vice President,
Operations Talent Development

Kendra D. Miller
Senior Vice President and General Counsel

Christopher P. Pinsak
Senior Regional Vice President, Operations

Alexander M. Puchner
Senior Vice President, Brewing Operations

Stephen J. Demetor
Vice President, Construction

James A. Drake
Vice President, Culinary Development

Donald M. Gardner, Jr.
Vice President, Facilities

Ame I. Kuyper
Vice President, Operations Services

Jeffrey R. Preston
Vice President, Purchasing

Eric M. Berman
Regional Vice President, Operations

Maurice P. Robiglio
Regional Vice President, Operations

Luis J. Ruvalcaba
Regional Vice President, Operations

Robert B. DeLiema
President, BJ's Restaurants Foundation

SHAREHOLDER INFORMATION

CORPORATE OFFICES

Restaurant Support Center
BJ's Restaurants, Inc.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647
(714) 500-2400
www.bjsrestaurants.com

COMMON STOCK

The Company's common stock is traded on the NASDAQ stock market under the symbol "BJRI."

LEGAL COUNSEL

Jeffer, Mangels, Butler & Mitchell, LLP
Los Angeles, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Irvine, California

INVESTOR RELATIONS

Inquiries from shareholders, analysts or prospective investors should be directed to:
Gregory S. Levin
Executive Vice President,
Chief Financial Officer and Secretary
(714) 500-2400
investorrelations@bjsrestaurants.com

TRANSFER AGENT

Inquiries for stock transfer requirements, lost certificates and changes to addresses should be directed to:
Computershare Trust Company, N.A.
250 Royall Street
Canton, Massachusetts 02021
(800) 962-4284
www.computershare.com

ANNUAL MEETING DATE

June 4, 2013
At the Restaurant Support Center of
BJ's Restaurants, Inc.
7755 Center Avenue, 4th Floor
Huntington Beach, California 92647

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com





BJ'S RESTAURANTS, INC.
7755 CENTER AVENUE, SUITE 300
HUNTINGTON BEACH, CALIFORNIA 92647
WWW.BJSRESTAURANTS.COM





BJ's

BJ'S RESTAURANTS, INC.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

Dear Shareholders:

You are cordially invited to attend the BJ's Restaurants, Inc. Annual Meeting of Shareholders on Tuesday, June 4, 2013, at 9:00 a.m. (Pacific Daylight Time). The meeting will be held at the BJ's Restaurants, Inc. Restaurant Support Center, 7755 Center Avenue, 4th Floor, Huntington Beach, California 92647.

The matters to be acted upon at the meeting are described in the attached Notice of Annual Meeting and Proxy Statement. Following the formal agenda of the Annual Meeting, we will present a brief overview of our business strategy and recent performance. We first mailed this Proxy Statement and the enclosed Proxy Card to shareholders on May 1, 2013.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, YOU ARE URGED TO VOTE YOUR SHARES PROMPTLY BY MAIL, TELEPHONE OR INTERNET AS INSTRUCTED ON THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION CARD. PROXIES FORWARDED BY OR FOR BROKERS OR FIDUCIARIES SHOULD BE RETURNED AS REQUESTED BY THEM.

Sincerely,

Gerald W. Deitchle
Chairman of the Board

Gregory A. Trojan
President and Chief Executive Officer

IF YOU PLAN TO ATTEND THE MEETING

Please note that attendance will be limited to shareholders. Admission will be on a first-come, first-served basis. Shareholders may be asked to present valid picture identification, such as a driver's license or passport. Shareholders holding stock in brokerage accounts ("street name" holders) will need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting.

BJ'S RESTAURANTS, INC.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of BJ's Restaurants, Inc., a California corporation, will be held at the BJ's Restaurants, Inc. Restaurant Support Center, 7755 Center Avenue, 4th Floor, Huntington Beach, California 92647, on Tuesday, June 4, 2013, at 9:00 a.m., Pacific Daylight Time, for the following purposes:

(1) The election of ten directors to serve until our next Annual Meeting of Shareholders and until their successors are elected and qualified;

(2) Approval, on an advisory and non-binding basis, of the compensation of named executive officers;

(3) Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm ("independent auditor") for fiscal 2013; and

(4) The transaction of such other business as may properly come before the meeting or any adjournments or postponements thereof.

The close of business on April 18, 2013, has been fixed by the Board of Directors as the record date for determining shareholders entitled to notice of and to vote at the meeting or any adjournment or postponements thereof. For a period of at least ten days prior to the meeting, a complete list of shareholders entitled to vote at the meeting will be open for examination by any shareholder during ordinary business hours at our Restaurant Support Center located at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.

YOUR VOTE IS VERY IMPORTANT TO US. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY IN ORDER TO ENSURE THE PRESENCE OF A QUORUM.

Registered holders may vote:

1. By internet: go to http://www.investorvote.com/BJRI

2. By toll-free telephone: call 1-800-652-VOTE (8683) within the United States, Canada and Puerto Rico any time on a touch tone telephone.

3. By mail (if you received a paper copy of the proxy materials by mail): mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope.

Any proxy may be revoked at any time prior to the exercise of the proxy at the Annual Meeting of Shareholders.

Beneficial Shareholders. If your shares are held in the name of a broker, bank or other holder of record, follow the voting instructions you receive from the holder of record to vote your shares.

By Order of the Board of Directors,

GERALD W. DEITCHLE
Chairman of the Board

April 26, 2013

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 4, 2013

The Proxy Statement related to our 2013 Annual Meeting of Shareholders, our Annual Report to Shareholders for the fiscal year ended January 1, 2013, our Annual Report on Form 10-K for the fiscal year ended January 1, 2013, and directions to our 2013 Annual Meeting of Shareholders are available under "Proxy Materials" in the "Investors" section of our website at http://www.bjsrestaurants.com. Our website address is not intended to function as a hyperlink, and the information on our website is not and should not be considered part of this Proxy Statement and is not incorporated by reference herein.

BJ'S RESTAURANTS, INC.
7755 Center Avenue, Suite 300
Huntington Beach, California 92647

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS
JUNE 4, 2013

INFORMATION CONCERNING SOLICITATION OF PROXIES AND VOTING

The following information is provided in connection with the solicitation of proxies by and on behalf of the Board of Directors of BJ's Restaurants, Inc. in connection with our Annual Meeting of Shareholders and adjournments or postponements thereof to be held on June 4, 2013, at the BJ's Restaurants, Inc. Restaurant Support Center, 7755 Center Avenue, 4th Floor, Huntington Beach, California 92647, at 9:00 a.m., Pacific Daylight Time, for the purposes stated in the Notice of Annual Meeting of Shareholders preceding this Proxy Statement.

SOLICITATION AND REVOCATION OF PROXIES

A form of proxy is being furnished herewith to each shareholder and in each case is solicited on behalf of our Board of Directors for use at the Annual Meeting. We filed this Proxy Statement with the Securities and Exchange Commission on or about April 26, 2013 and we expect to mail copies of this Proxy Statement to shareholders beginning on May 1, 2013. We will bear the cost of the solicitation of proxies, including the charges and expenses of brokerage firms and others forwarding the solicitation material to beneficial owners of stock. We may reimburse persons holding shares in their names or the names of their nominees for the benefit of others, such as brokerage firms, banks, depositaries, and other fiduciaries, for costs incurred in forwarding solicitation materials to their principals. The costs of such solicitation are not expected to exceed $5,000. Our directors, officers and regular administrative employees may solicit proxies personally, by telephone or electronic communication but will not be separately compensated for such solicitation services.

Shareholders are requested to complete, date and sign the accompanying proxy and return it promptly to us. Internet and telephone voting will be available through 11:00 p.m., Pacific Daylight Time, on June 3, 2013. Any proxy given may be revoked by a shareholder at any time before it is voted at the Annual Meeting and all adjournments thereof by filing with our Secretary a notice in writing revoking it, or by duly executing and submitting a proxy bearing a later date via the internet, telephone or mail. Proxies may also be revoked by any shareholder present at the Annual Meeting who expresses a desire to vote their shares in person.

Unless contrary instructions are specified, if the proxy is completed and submitted (and not revoked) prior to the Annual Meeting, the shares represented by the proxy will be voted (i) **FOR** the election of all ten of the nominee-directors specified herein, (ii) **FOR** the approval, on an advisory and non-binding basis, of the compensation of named executive officers; and (iii) **FOR** the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2013. Where a specification is indicated as provided in the proxy, the shares represented by the proxy will be voted and cast in accordance with the specification made therein. As to other matters, if any, to be voted upon, the persons designated as proxies will take such actions as recommended by our Board of Directors. The persons named as proxies were selected by our Board of Directors and each of them is one of our officers.

Your execution of the enclosed proxy or submitting your vote via the internet or telephone will not affect your right as a shareholder to attend the Annual Meeting and to vote in person.

If your shares are registered directly in your name, you are considered the shareholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank, trust or other nominee, then the broker, bank, trust or other nominee is considered to be the shareholder of record with respect to those shares, while you are considered the beneficial owner of those shares. In that case, your shares are said to be held in "street name." Street name holders generally cannot vote their shares directly and must instead instruct the broker, bank, trust or other nominee how to vote their shares.

If you are a street name holder and fail to instruct the shareholder of record how you want to vote your shares on a particular matter, those shares are considered to be "uninstructed." New York Stock Exchange rules determine the circumstances under which member brokers of the New York Stock Exchange may exercise discretion to vote "uninstructed" shares held by them on behalf of their clients who are street name holders. These rules apply to brokers holding our shares even though our common stock is traded on the NASDAQ Global Market. With respect to the election of the nominees for director, and to approve an advisory resolution on compensation of named executive officers, the rules do not permit member brokers to exercise voting discretion as to the uninstructed shares. With respect to the proposal to ratify the selection of Ernst & Young LLP as our independent auditor for our 2013 fiscal year, the rules treat such a proposal as "routine" and permit member brokers to exercise voting discretion as to the uninstructed shares. For matters with respect to which the broker, bank or other nominee does not have voting discretion or has, but does not exercise, voting discretion, the uninstructed shares will be referred to as a "broker non-vote."

Under our Bylaws and California law, shares represented by proxies that reflect abstentions or "broker non-votes" will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. If you properly submit your proxy but abstain from voting for one or more director nominees or abstain from voting on the other proposals, your shares will be counted as present at the Annual Meeting for the purpose of determining a quorum and for the purpose of calculating the vote on the particular matter(s) with respect to which you abstained from voting. If you do not submit your proxy or voting instructions and also do not vote by ballot at the Annual Meeting, your shares will not be counted as present at the meeting for the purpose of determining a quorum unless you hold your shares in street name and the broker, bank, trust or other nominee has discretion to vote your shares and does so.

If you abstain from voting for one or more of the director nominees or you do not vote your shares on this matter (whether by broker non-vote or otherwise), this will have no effect on the outcome of the vote. With respect to the proposals to approve, on an advisory and non-binding basis, compensation of named executive officers, and to ratify the selection of Ernst & Young LLP as our independent auditor, if you abstain from voting, doing so will have the same effect as a vote against the proposal, but if you do not vote your shares (or, for shares held in street name, if you do not submit voting instructions and your broker, bank, trust or other nominee does not or may not vote your shares), this will have no effect on the outcome of the vote.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers, and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Notice of Annual Meeting and Proxy Statement and the Fiscal 2012 Annual Report may have been sent to multiple shareholders in your household. If you would like to obtain another copy of either document, please contact our Investor Relations Department at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647, telephone (714) 500-2400. If you want to receive separate copies of the proxy statement and annual report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker, or other nominee record holder, or you may contact us at the above address or telephone number.

SHAREHOLDERS' VOTING RIGHTS

Only holders of record of shares of our Common Stock, no par value, at the close of business on April 18, 2013, (the "Record Date") will be entitled to notice of, and to vote at, the Annual Meeting. On the Record Date, there were 28,160,833 shares of Common Stock issued and outstanding, with one vote per share, held by 99 shareholders of record. We estimate that there were approximately 18,700 beneficial shareholders.

With respect to the election of directors, assuming a quorum is present, the ten candidates receiving the highest number of votes are elected. See "Nomination and Election of Directors." In December 2011, our Board of Directors adopted a majority voting policy which provides for majority voting for directors in uncontested elections. Since the number of nominees properly nominated for the 2013 Annual Meeting is the same as the number of directors to be elected, the election of directors at the 2013 Annual Meeting is considered an uncontested election. Under our majority voting policy, which is part of our Corporate Governance Guidelines, a director nominee must receive more "For" votes than "Withhold" votes. Abstentions will have no effect on the director election since only "For" and "Withhold" votes with respect to a nominee will be counted. Any incumbent director nominee who receives a greater number of "Withhold" votes than "For" votes with respect to his or her election at the 2013 Annual Meeting shall tender his or her resignation within 15 days of the final vote. Our Board, within ninety (90) days of receiving the certified voting results pertaining to the election, will decide whether to accept the resignation of any unsuccessful incumbent, or whether other action should be taken, through a process managed by the Governance and Nominating Committee. In reaching its decision, the Board may consider any factors it deems relevant, including the director's qualifications, the director's past and expected future contributions to our Company, the overall composition of the Board, and whether accepting the tendered resignation would cause us to fail to meet any applicable rule or regulation, including NASDAQ listing standards. The Board promptly will disclose the decision whether to accept the director's resignation offer (and the reasons for rejecting the resignation, if applicable) in a document filed with the Securities and Exchange Commission.

To approve, on a non-binding and advisory basis, compensation of named executive officers, and to ratify the appointment of Ernst & Young LLP, assuming a quorum is present, the affirmative vote of shareholders holding a majority of the voting power represented and voting at the Annual Meeting (which shares voting affirmatively also constitute at least a majority of the required quorum) is required. A quorum is the presence in person or by proxy of shares representing a majority of the voting power of our Common Stock.

NOMINATION AND ELECTION OF DIRECTORS

(PROPOSAL NO. 1 ON PROXY CARD)

The number of directors of our Company shall not be less than seven or more than 13 in accordance with our Bylaws. The exact number is fixed from time to time by our Board of Directors. Effective December 3, 2012, our Board of Directors increased the size of our Board from nine directors to ten directors and appointed Gregory A. Trojan, our Chief Executive Officer and President, to fill the vacancy created by the increase. All directors (including Mr. Trojan) are subject to election at each Annual Meeting of Shareholders. At this Annual Meeting, ten directors will be elected to serve until the next Annual Meeting of Shareholders and until their respective successors are elected and qualified. The nominees for election as directors at this Annual Meeting are set forth in the table below. All nominees currently serve on our Board of Directors and are all recommended by our Board of Directors for reelection at the Annual Meeting. In the event that any of the nominees for director should become unable to serve if elected, it is intended that shares represented by proxies which are executed and returned will be voted for such substitute nominee(s) as may be recommended by our existing Board of Directors. The Board of Directors may elect to fill interim vacancies of directors. Each of our officers is elected by, and serves at the discretion of, the Board of Directors, subject to the terms of any employment agreement.

The ten nominees receiving the highest number of votes cast "For" their election at the Annual Meeting will be elected as our directors. Proxies cannot be voted for a greater number of persons than the number of nominees named in this Proxy Statement. Under our majority voting policy, any director nominee who receives a greater number of "Withhold" votes than "For" votes with respect to their election shall tender their resignation within 15 days of the final vote. See the description of our majority voting policy in "Shareholders Voting Rights" above.

Subject to certain exceptions specified below, shareholders of record on the Record Date are entitled to cumulate their votes in the election of our directors (i.e., they are entitled to the number of votes determined by multiplying the number of shares held by them times the number of directors to be elected) and may cast all of their votes so determined for one person, or spread their votes among two or more persons as they see fit. No shareholder shall be entitled to cumulate votes for a given candidate for director unless such candidate's name has been placed in nomination prior to the vote and the shareholder has given notice at the Annual Meeting, prior to the voting, of the shareholder's intention to cumulate his or her votes. If any one shareholder has given such notice, all shareholders may cumulate their votes for candidates in nomination. Discretionary authority to cumulate votes is hereby solicited by the Board of Directors if any shareholder gives notice of his or her intention to exercise the right to cumulative voting. In that event, the Board of Directors will instruct the proxy holders to vote all shares represented by proxies in a manner that will result in the approval of the maximum number of directors from the nominees selected by the Board of Directors that may be elected with the votes held by the proxy holders.

We entered into an employment agreement with Mr. Trojan that requires us to take all reasonable action within our control to cause him to continue to be appointed or elected to our Board of Directors during the term of his employment agreement.

The following table sets forth certain information concerning the nominees for election as directors:

Nominee	Principal Occupation	Age
Gerald W. Deitchle	Chairman of the Board, retired President and Chief Executive Officer of BJ's Restaurants, Inc.	61
Gregory A. Trojan	President and Chief Executive Officer of BJ's Restaurants, Inc.	53
Peter A. Bassi	Retired Chairman of Yum! Restaurants International	63
Larry D. Bouts	Investor/Business Advisor; Former Chairman and Chief Executive Officer of Six Flags Theme Parks	64
James A. Dal Pozzo	Chairman and Chief Executive Officer of The Jacmar Companies	54
Henry Gomez	Executive Vice President and Chief Communications Officer of Hewlett-Packard Company	49
John F. Grundhofer	Retired Chairman, Chief Executive Officer and President of U.S. Bancorp	74
William L. Hyde, Jr.	Chief Executive Officer of Briarwood West Investments LLC	65
J. Roger King	Retired Senior Vice President, Human Resources of PepsiCo, Inc.	72
Lea Anne S. Ottinger	Strategic Business Consultant; Managing Partner of LMR Advisors	54

Each nominee brings unique capabilities to the Board, and the Board believes the nominees as a group have the experience and skills in areas such as general business management, corporate governance, leadership development, restaurant management, finance, risk management and corporate communications that are necessary to effectively oversee our Company. In addition, the Board believes that each of our directors possesses high standards of ethics, integrity and professionalism, sound judgment, community leadership and a commitment to representing the long-term interests of our shareholders. The following is a summary of the business background of each nominee as well as other information about each nominee's qualifications to serve as a director of our Company:

GERALD ("JERRY") W. DEITCHLE has been a member of our Board of Directors since November 2004 and has served as our Chairman of the Board since June 2008. He served as our President from February 2005 until December 2012 and as our Chief Executive Officer from February 2005 until his retirement in February 2013. From April 2004 to January 2005, Mr. Deitchle served as President, Chief Operating Officer and a director of Fired Up, Inc., a privately held company that owns, operates and franchises the Johnny Carino's Italian restaurant concept. From 1995 to 2004, he was a member of the executive management team at The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants, with his last position as corporate President. From 1984 to 1995, he was employed by the parent company of Long John Silver's Restaurants, Inc., with his last position as Executive Vice President. Mr. Deitchle currently serves as a consultant to us and as a part-time advisor to privately held restaurant/retail businesses.

- *Director Qualifications*: With eight years of prior experience as our President and Chief Executive Officer and as our Chairman since June 2008, in addition to over 30 years of executive and financial management experience with large, national restaurant and retail companies, both privately-held and publicly-held, the Board believes Mr. Deitchle has the experience necessary to help guide the development of our strategic positioning and expansion plans.

GREGORY A. TROJAN has served as our President and a member of our Board of Directors since December 3, 2012, and as our Chief Executive Officer since February 1, 2013. Prior to joining us, Mr. Trojan was employed by Guitar Center, Inc., a leading retailer of musical instrument products, where he served as President, Chief Executive Officer and Director from November 2010 to November 2012 and as President, Chief Operating Officer and Director from October 2007 to November 2010. From 1998 to 2006, Mr. Trojan served as Chief Executive Officer of House of Blues Entertainment, Inc., an operator of restaurant and music venues, concerts and media properties, having served as President from 1996 to 1998. Prior to that, he held various positions with PepsiCo, Inc. from 1990 to 1996, including service as an executive officer and eventually as Chief Executive Officer of California Pizza Kitchen, Inc., when it was owned by PepsiCo. Earlier in his career,

Mr. Trojan was a consultant at Bain & Company, the Wharton Small Business Development Center and Arthur Andersen & Company. Mr. Trojan served on the Board of Directors of Oakley, Inc. from June 2005 to November 2007. Since March 2010, he has served as a director of Domino's Pizza, Inc.

- *Director Qualifications*: As our current President and Chief Executive Officer, and with extensive experience as an executive with large, national retail, consumer products and restaurant companies, the Board believes Mr. Trojan has the necessary background and experience to lead the development and execution of our strategic positioning and expansion plans.

PETER ("PETE") A. BASSI has been a member of our Board of Directors since September 2004 and currently serves as our Lead Independent Director. Mr. Bassi retired in 2005 as Chairman of Yum! Restaurants International (also known as "YRI"). YRI is the International Division of Yum! Brands, Inc. ("Yum!"), which operates and franchises Taco Bell, Pizza Hut, and KFC Restaurants. Mr. Bassi led YRI from June 1997 to 2005. Prior to this assignment, he was in charge of YRI's Asian business. Yum! was created in 1997 in a spin-off from PepsiCo, Inc. Mr. Bassi joined PepsiCo in 1972 in the Pepsi-Cola Company division. During his long tenure at PepsiCo, Mr. Bassi served in various assignments at Pepsi-Cola International, Pizza Hut (U.S. and International), Frito-Lay, and Taco Bell. Mr. Bassi currently serves as a director for privately held Potbelly Sandwich Works. From 2002 to 2009, Mr. Bassi also served on the board of publicly held The Pep Boys – Manny, Moe & Jack.

- *Director Qualifications*: As a former senior executive officer of one of the largest publicly-held restaurant companies in the United States, Mr. Bassi brings uniquely-suited management experience to the Board as well as extensive marketing knowledge and expertise from his almost 40 years in the food and beverage industry. Mr. Bassi's significant financial experience also qualifies him as an audit committee financial expert under applicable rules of the Securities and Exchange Commission. Mr. Bassi also has prior experience as a public company director.

LARRY D. BOUTS has been a member of our Board of Directors since April 2004. Mr. Bouts currently serves as an investor and advisor to several early-stage companies in various industry segments, including technology, energy and consumer-oriented businesses. Previously, Mr. Bouts served as Chairman and Chief Executive Officer of Six Flags Theme Parks while a private company. Prior to that, he led the launch of the Toys "R" Us international expansion throughout Canada, Australia, Europe, and Asia as President of the International Division, successfully developing a profitable multi-billion dollar offshore retail brand in over 25 countries. Mr. Bouts spent 13 years at PepsiCo, Inc. where he held various planning and finance positions, including Chief Financial Officer of two of PepsiCo's operating divisions.

- *Director Qualifications*: Mr. Bouts has extensive management and financial experience through his service as a chief executive officer of large consumer-discretionary segment companies, including Six Flags Theme Parks and the International Division of Toys "R" Us. Mr. Bouts also has significant financial experience which qualifies him as an audit committee financial expert under applicable rules of the Securities and Exchange Commission.

JAMES ("JIM") A. DAL POZZO has been a member of our Board of Directors since January 2001. Since January 2013, Mr. Dal Pozzo has served as Chairman of the Board and Chief Executive Officer of The Jacmar Companies. Mr. Dal Pozzo served as the President of The Jacmar Companies from 1993 to January 2013, and was Jacmar's Chief Financial Officer and Treasurer from 1987 to 1992. Prior to working for the Jacmar Companies, Mr. Dal Pozzo served as the Chief Financial Officer of the Ojai Ranch and Investment Company in 1992. Mr. Dal Pozzo also serves as a Governor of Shawnigan Lake School in Shawnigan Lake, BC. Mr. Dal Pozzo is a certified public accountant and was with Peat Marwick from 1981 to 1987, where he specialized in the restaurant, distribution, retail and manufacturing industries.

- *Director Qualifications*: Mr. Dal Pozzo's experience as the president of a holding company with interests in foodservice distribution, restaurants and real estate development provides him with extensive knowledge of the food distribution, supply chain operations and restaurant industry. Mr. Dal Pozzo also has experience in risk management in food distribution and supply chain and has also gained significant experience and knowledge of the restaurant industry through his service on the Board. Mr. Dal Pozzo is also a certified public accountant.

HENRY GOMEZ has been a member of our Board of Directors since September 2011. Mr. Gomez has served as the Executive Vice President and Chief Communications Officer of Hewlett-Packard Company ("HP") since January 2012, where he is responsible for HP's press and industry analyst relations, executive communications, employee communications, government affairs and global social innovation and sustainability. From 2008 to 2011, Mr. Gomez was the founder and President of HSG Communications, a boutique communications consultancy. From 1999 to 2008, Mr. Gomez served in a number of roles at eBay, Inc., including as eBay's Senior Vice President for Corporate Communications and President of Skype. Mr. Gomez played a crucial role in building eBay's brand during the critical years following the company's initial public offering. From 1993 to 1999, Mr. Gomez served as an executive with Home Box Office ("HBO"), the premium television network, with his last position as Vice President, Corporate Affairs. Mr. Gomez began his business career at the global public relations firm of Hill and Knowlton and has worked on a wide array of public relations and marketing communications challenges in numerous industries during his career.

- *Director Qualifications*: Mr. Gomez's experience in senior-level communications and operating positions with technology-driven and consumer product businesses enables him to bring valuable knowledge to the Board in these sectors. In particular, Mr. Gomez brings extensive experience in addressing issues relating to corporate communication and public relations, corporate strategy, brand development and marketing, organizational structure, governance, transformational change and operational performance improvement.

JOHN ("JACK") F. GRUNDHOFER has been a member of our Board of Directors since April 2002. Mr. Grundhofer is Chairman Emeritus, a non-elected honorary position, of U.S. Bancorp, one of the largest financial services holding companies in the United States. Mr. Grundhofer retired from U.S. Bancorp in 2002. Prior to his retirement, Mr. Grundhofer served as U.S. Bancorp's Chairman from 1990 to 1997 and again in 1999. Mr. Grundhofer also served as Chief Executive Officer of U.S. Bancorp from 1990 until February 2001, and served as President of U.S. Bancorp from 1990 until 1999. He reassumed the position of President from August 2000 until the merger of Firstar Corporation and U.S. Bancorp in February 2001. Prior to joining U.S. Bancorp, Mr. Grundhofer served as Vice Chairman and Senior Executive Officer for Southern California with Wells Fargo Bank. Mr. Grundhofer is a director of Securian Financial Group (formerly known as Minnesota Life Insurance Company) and World Point Terminals. He also serves on the board of numerous charitable organizations, universities, and advisory boards.

- *Director Qualifications*: Mr. Grundhofer has significant management, financial, and risk management knowledge and experience gained from his service as the senior executive officer of U.S. Bancorp, one of the largest financial services holding companies in the United States. He has current and prior experience as a public company director. His leadership experience as an executive of one of the country's largest financial services companies and his considerable experience in oversight roles as a director provide valuable experience, insight and judgment to the Board. Mr. Grundhofer also qualifies as an audit committee financial expert under applicable rules of the Securities and Exchange Commission.

WILLIAM ("BILL") L. HYDE, JR. has been a member of our Board of Directors since September 2009. Mr. Hyde currently serves as Chief Executive Officer of Briarwood West Investments LLC, a company he formed after his retirement in 2003, to principally focus on the creation and development of higher-end casual dining restaurant concepts. Prior to his retirement, Mr. Hyde held executive positions at various companies in the restaurant industry, with his most recent experience serving as President of Morton's Restaurant Group from 1994 to 1997 and Chief Executive Officer of Ruth's Chris Steak House, Inc. from 1997 to 2003. Mr. Hyde currently serves on the Board of the National Restaurant Association and has previously served as the chairman of the National Restaurant Association Education Foundation as well as various other industry and charitable boards including Goodwill Industries, American Institute of Wine and Food, American Beverage Institute and Distinguished Restaurants of North America. In 2002, Mr. Hyde was also appointed to the United States Department of Commerce's Travel and Tourism Promotion Advisory Board.

- *Director Qualifications*: Mr. Hyde has extensive operations and senior management experience through his service as a chief executive officer or president of other national restaurant companies during his 35-year career. Mr. Hyde has extensive restaurant industry background and experience in leading the successful growth of national restaurant concepts.

J. ROGER KING has been a member of our Board of Directors since April 2002. Mr. King spent 29 years in the human resources field at PepsiCo, Inc. During that tenure, he served as Senior Vice President of Human Resources at PepsiCo, Inc., Vice President of Labor Relations at Frito-Lay and Vice President of Human Resources at Pizza Hut. Mr. King also serves on the Board of Trustees of Texas Christian University. In addition, he has served as Chairman of the Employee Relations Committee of The Business Roundtable and Vice Chairman of the Labor Policy Association in Washington, D.C. Mr. King has previously served on the boards of Northeast National Bank in Fort Worth, Texas and the Personnel Group of America Inc.

- *Director Qualifications*: Mr. King has extensive management experience through his service as a senior executive officer with PepsiCo, Inc. and its operating divisions. He also has a thorough understanding of human resources issues and employee relations, which has benefited the Board and management in shaping our Company's culture and compensation practices.

LEA ANNE S. OTTINGER has been a member of our Board of Directors since August 2010. Since 1998, Ms. Ottinger has been the Managing Partner of LMR Advisors where, building upon her career in private equity, she serves as a strategic business consultant with a focus on mergers and acquisitions. Her expertise is with growth-oriented businesses primarily in the consumer/retail sector. From 1990 to 1998, she was a franchise owner and operator of several of The Body Shop™ skin and hair care stores. Ms. Ottinger currently serves on the Board of Directors of Savers, Inc., a privately-held for profit thrift store company with more than 300 locations throughout the United States, Canada and Australia. From June 2004 until its acquisition in March 2010, she also served on the Board of Directors of Bare Escentuals, Inc. (formerly NASDAQ: BARE), one of the leading cosmetic companies in the United States.

- *Director Qualifications*: Ms. Ottinger has significant investment and financial expertise from her many years as a principal in private equity and as a strategic business advisor specializing in mergers and acquisitions. She has been involved in the acquisition, sale, advisory role, or operations of over 20 companies, with an emphasis on growth-oriented businesses in the consumer/retail sector. She also has prior experience as a public company director with experience in governance, board oversight, strategic planning, and audit functions.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" ALL OF THE NOMINEES ABOVE.

INFORMATION CONCERNING THE BOARD OF DIRECTORS AND CERTAIN COMMITTEES THEREOF

Determination of Director Independence

In March 2013, the Board undertook its annual review of director independence. During this review, the Board considered transactions and relationships between us and our subsidiaries and affiliates and each of our directors or any members of their immediate family, including those reported under "Certain Relationships and Related Transactions." The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent under the applicable rules of the Securities and Exchange Commission ("SEC") and the NASDAQ as well as our Corporate Governance Guidelines.

As a result of this review, the Board affirmatively determined that all of our directors who served as directors for fiscal 2012 or who are nominated for election at the Annual Meeting are independent of us and our management under the applicable rules of the SEC and the NASDAQ, with the exception of Messrs. Deitchle, Trojan and Dal Pozzo. Mr. Deitchle is not considered to be independent due to his current service as a consultant to the Company as well as his recent service as our President and Chief Executive Officer. Mr. Trojan is not considered to be independent due to his current service as our President and Chief Executive Officer. Mr. Dal Pozzo is not considered to be independent due to his employment as Chairman and Chief Executive Officer of The Jacmar Companies, which currently provides certain food and supply distribution services to us.

Board Meetings and Board Committees

The Board met five times during fiscal 2012. Each of our directors attended 75% or more of the aggregate of the total number of meetings of the Board of Directors and the total meetings of all committees of the Board on which he or she served that were held during the last fiscal year. At the end of each regularly scheduled quarterly Board meeting, the non-employee directors met in executive session without members of management present. While we do not have a policy regarding Board member attendance at our Annual Meeting, all directors attended our annual shareholders' meeting in June 2012. All directors are expected to attend the Annual Meeting this year. Each director is expected to dedicate sufficient time, energy and attention to ensure the diligent performance of his or her duties, including attendance at meetings of our shareholders, the Board and those committees of which he or she is a member.

The business of our Board of Directors is conducted through full meetings of the Board of Directors, as well as through meetings of its three standing committees: the Audit Committee, the Compensation Committee, and the Governance and Nominating Committee. The current composition of each board committee is set forth below:

Director	Audit Committee	Compensation Committee	Governance and Nominating Committee	Board of Directors
Gerald W. Deitchle				Chair
Gregory A. Trojan				X
Peter A. Bassi	X	X		X
Larry D. Bouts	X		X	X
James A. Dal Pozzo				X
Henry Gomez			X	X
John F. Grundhofer	Chair		Chair	X
William L. Hyde, Jr.		X		X
J. Roger King		Chair	X	X
Lea Anne S. Ottinger		X		X

Audit Committee

Our Board maintains an Audit Committee which reviews and reports to the Board on various auditing, internal control and accounting matters, including the quarterly reviews and annual audit report from our independent auditor. Throughout fiscal 2012, the Audit Committee consisted of Mr. Grundhofer, Mr. Bouts and Mr. Bassi, all of whom are independent directors. Mr. Grundhofer is the Chairman of the Audit Committee. The Audit Committee held seven meetings during the last fiscal year. See "Report of the Audit Committee" for a further description of the functions performed by the Audit Committee. The charter for the Audit Committee is available under "Corporate Governance" in the "Investors" section of our website at http://www.bjsrestaurants.com.

Compensation Committee

The Compensation Committee determines executive compensation policies, administers compensation plans, reviews programs and policies and monitors the performance and compensation of certain officers and other employees. The Compensation Committee also determines annual cash incentive bonuses under our Performance Incentive Plan as well as awards under our equity incentive plans, including our 2005 Equity Incentive Plan. Throughout fiscal 2012, the Compensation Committee consisted of Mr. King, Mr. Bassi, Mr. Hyde and Ms. Ottinger. All of the members of the Compensation Committee are independent directors. Mr. King is the Chairman of the Compensation Committee. The Compensation Committee held four meetings during the last fiscal year. See "Compensation Discussion and Analysis" for a further description of the functions performed by the Compensation Committee. The charter for the Compensation Committee is available under "Corporate Governance" in the "Investors" section of our website at http://www.bjsrestaurants.com.

Governance and Nominating Committee

Our Board also maintains a Governance and Nominating Committee that is responsible for developing, implementing and monitoring policies and practices relating to our corporate governance. The Governance and Nominating Committee, in conjunction with management, implements our Code of Integrity, Ethics and Conduct which covers all of our directors, officers and management employees and is designed to promote the honest and ethical conduct of our business. In addition, the Committee develops and implements our Corporate Governance Guidelines. The Committee also prepares and supervises the Board's annual review of directors' independence and the Board's performance self-evaluation. The charter of the Governance and Nominating Committee, the Corporate Governance Guidelines, and the Code of Integrity, Ethics and Conduct are available under "Corporate Governance" in the "Investors" section of our website at http://www.bjsrestaurants.com.

Throughout fiscal 2012, the Governance and Nominating Committee consisted of Mr. Grundhofer, Mr. Gomez, Mr. King and Mr. Bouts, all of whom are independent directors. Mr. Grundhofer serves as Chairman of the Committee. The Governance and Nominating Committee conducted its business within the context of regularly scheduled quarterly Board meetings and also held two separate meetings during the last fiscal year.

Our Corporate Governance Guidelines set forth the general qualifications for Board membership and procedures for identification of prospective Board candidates. The Governance and Nominating Committee develops and reviews background information on candidates for the Board and makes recommendations to the Board regarding such candidates. The Committee considers candidates for Board membership suggested by its members and other Board members, as well as candidates suggested by members of our management and by our shareholders. A shareholder who wishes to recommend a prospective nominee for the Board should notify any member of the Governance and Nominating Committee in writing with whatever supporting material the shareholder considers appropriate. The Governance and Nominating Committee will also consider whether to nominate any person nominated by a shareholder pursuant to the provisions of our Bylaws relating to shareholder nominations.

Once the Governance and Nominating Committee has identified a prospective nominee, the Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on whatever information is provided to the Committee with the recommendation of the prospective candidate, as well as the Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries to the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies, provide specific expertise or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. If the Committee determines, in consultation with the Chairman of the Board and other Board members, as appropriate, that additional consideration is warranted, it may request a third-party search firm to gather additional information about the prospective nominee's background and experience and to report its findings to the Committee. The Committee then evaluates the prospective nominee against the following standards and qualifications:

- the ability of the prospective nominee to represent the interests of all of our shareholders;
- the prospective nominee's standards of integrity, commitment and independence of thought and judgment;
- the prospective nominee's ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee's service on other public company boards;
- the prospective nominee's ability to qualify as a director when we apply for and hold certain business and liquor licenses where such qualification is required;
- the extent to which the prospective nominee contributes to the range of talent, skill and expertise appropriate for the Board; and
- the extent to which the prospective nominee helps the Board reflect the diversity of our shareholders, employees, guests and communities.

The Committee also considers such other relevant factors as it deems appropriate, including the current composition of the Board, the balance of management and independent directors, specific business and financial expertise, experience as a director of a public company, the need for Audit Committee expertise, the evaluations of other prospective nominees, and diversity. The Board considers a number of factors in its evaluation of diversity, including geography, age, gender, and ethnicity. As indicated above, diversity is one factor in the total mix of information the Board considers when evaluating director candidates. The Board is committed to increasing its diversity going forward through the recruitment of qualified members with more diverse backgrounds to fill Board vacancies as they occur.

In connection with this evaluation, the Committee determines whether to interview the prospective nominee, and if warranted, one or more members of the Committee, and others as appropriate, interview prospective nominees in person or by telephone. After completing this evaluation and interview, the Committee makes a recommendation to the full Board as to the persons who should be nominated by the Board, and the Board determines the nominees after considering the recommendation and report of the Committee.

The Board has adopted age limits for members of our Board which require that any person who has reached the age of 75 shall not be nominated for initial election to the Board. However, the Governance and Nominating Committee may recommend, and the Board may approve, the nomination for re-election of a director at or after the age of 75 if, in light of all the circumstances, the Board believes it is in the best interests of the Company and its shareholders.

Corporate Governance Materials Available on Company Website

Information relating to corporate governance at the Company is available in the Corporate Governance section of our website including:

- Code of Integrity, Ethics and Conduct
- Corporate Governance Guidelines
- Audit Committee Charter
- Compensation Committee Charter
- Governance and Nominating Committee Charter

You may obtain copies of these materials, free of charge, by sending a written request to: Senior Vice President and General Counsel, BJ's Restaurants, Inc., 7755 Center Avenue, Suite 300, Huntington Beach, CA 92647. Please specify which documents you would like to receive.

CEO Succession Planning

During fiscal 2011, the Board formed a special committee consisting of Messrs. Bassi, Grundhofer, King and Deitchle to identify and consider matters related to longer-term CEO succession planning. The special committee retained an executive search firm to assist in the succession planning process, including the identification and evaluation of potential internal and external CEO candidates. As a result of the efforts of this special committee and Mr. Deitchle's stated desire to retire from his role as President and CEO, Mr. Trojan was identified and hired as President in December 2012 and appointed CEO in February 2013.

Shareholder Communications

Any shareholder who wishes to communicate directly with the Board of Directors or one or more specific directors may send a letter marked as "confidential" addressed to the Board of Directors, or to the specific directors intended to be addressed, to our Restaurant Support Center located at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647. In turn, we will forward all such communications to the Board of Directors or to the specific directors identified by the shareholder. Our current policy is to send every shareholder's communication addressed to the Board of Directors or to one or more specific directors to the identified directors.

Board Involvement in Risk Oversight

Our management is principally responsible for defining the various risks facing our Company, formulating risk management policies and procedures, and managing our risk exposures on a day-to-day basis. The Board's responsibility is to monitor our risk management processes by informing itself concerning our material risks and evaluating whether management has reasonable controls in place to address the material risks. The involvement of the Board in reviewing our business strategy is an integral aspect of the Board's assessment of management's tolerance for risk and also its determination of what constitutes an appropriate level of risk for the Company.

While the full Board has overall responsibility for risk oversight, the Board has delegated oversight responsibility related to certain risks to the Audit Committee. As such, the Audit Committee is responsible for reviewing the Company's risk assessment and risk management policies. Accordingly, management regularly reported to the Audit Committee and to the full Board on risk management during fiscal 2012. The Audit

Committee, in turn, reported on the matters discussed at the committee level to the full Board. The Audit Committee and the full Board focus on the material risks facing our Company, including operational, market, credit, liquidity and legal risks, to assess whether management has reasonable controls in place to address these risks. In addition, the Compensation Committee is charged with reviewing and discussing with management whether our compensation arrangements are consistent with effective controls and sound risk management. The Board believes this division of responsibilities provides an effective and efficient approach for addressing risk management.

Board Leadership Structure and Lead Independent Director

Our Board leadership structure includes active independent directors. The independent directors meet in executive session at each regularly scheduled quarterly Board meeting and each standing Board committee is comprised solely of and led by independent directors.

Our governance documents, including our Corporate Governance Guidelines, provide the Board with flexibility to select the appropriate leadership structure for the Company. In determining the leadership structure, the Board considers the best interests of the shareholders, the Company and specific business needs. From June 2008 until his retirement as Chief Executive Officer in February 2013, Mr. Deitchle served in the combined roles of Chairman and Chief Executive Officer. The Board believes that Mr. Deitchle was best situated to serve as Chairman because he was the director most familiar with our business and industry and therefore most capable of effectively identifying strategic priorities and leading the discussion and execution of our overall strategy. As Chairman and Chief Executive Officer, Mr. Deitchle helped shape the strategy ultimately set by the entire Board and also leveraged his operational experience to balance growth and risk management and to facilitate information flow between management and the Board, all of which are essential to effective corporate governance. We believe the oversight provided by the Board's independent directors, the work of the Board's committees previously described and the coordination between the Chief Executive Officer and the independent directors, as conducted by the Lead Independent Director, all provided effective oversight of our strategic plans and operations.

Mr. Trojan was appointed as a director and as our President in December 2012 and as Chief Executive Officer in February 2013. In light of Mr. Trojan's limited tenure as an officer of the Company and the demands of his oversight of the day to day operations of the Company, the Board believes that the separation of the role of Chief Executive Officer and Chairman is appropriate at this time. In particular, it permits Mr. Trojan to focus his full time and attention on the business, the supervision of which has become increasingly complex as we have grown. In addition, the structure permits Mr. Deitchle to direct his attention to broader strategic issues considered by the Board. Moreover, Mr. Deitchle's extensive experience with the Company makes him particularly well-suited to help the Board perform its oversight functions. The Board may re-evaluate the effectiveness of this structure in the future.

In March 2008, our Board of Directors created the position of Lead Independent Director to chair the Board's executive sessions of non-employee directors. The Lead Independent Director also reviews and approves the agenda for each full meeting of the Board and performs such other duties as the Board may, from time to time, assign to assist the Board and its various committees in fulfilling their respective responsibilities. Mr. Bassi currently serves as our Lead Independent Director. We believe that maintaining a Lead Independent Director is appropriate in light of the fact that, while Mr. Deitchle is no longer an employee of the Company, as a former officer he is not considered "independent" under applicable NASDAQ rules and, as a result, the Board does not believe it is appropriate for him to lead or participate in executive sessions of the non-employee directors or perform functions typically associated with independent directors.

Director Compensation

All directors who are elected to the Board and who are not employees of the Company or any of its subsidiaries receive compensation for their services. Directors who also are our employees do not receive any additional compensation for serving on the Board. Shares for equity awards to non-employee directors are issued from our 2005 Equity Incentive Plan, which has been approved by our shareholders, pursuant to which we are authorized to grant shares of our Common Stock and share-based awards to directors. All non-employee directors are required to hold shares of our Common Stock with a value equal to four times the amount of the annual cash retainer paid to non-employee directors, calculated using the most current year annual cash retainer adopted by the Board. See "Director Stock Ownership Guidelines" in this Proxy Statement. We reimburse directors for travel to board meetings and related expenses and for any costs incurred in connection with attending director continuing education programs.

As a result of the Company's growth during the past several years in terms of annual revenues and market capitalization, in February 2012, the Compensation Committee undertook a review of director compensation with the assistance of the Aon Hewitt organization, a global human resource consulting firm with significant expertise in compensation analysis and evaluation. Aon Hewitt provided market data on director compensation programs at comparable companies, including companies in the peer group described in the Compensation Discussion and Analysis section of this Proxy Statement. Based on that review, in March 2012 the Board, upon the recommendation of the Compensation Committee, approved the following compensation for non-employee directors effective June 1, 2012:

- an annual cash retainer of $50,000, payable in quarterly installments;
- additional annual cash retainers of $10,000 paid in quarterly installments to the Chairpersons of our Audit, Compensation, and Governance and Nominating Committees;
- an additional annual cash retainer paid to our Lead Independent Director of $15,000, payable in quarterly installments;
- an annual equity award of $80,000 in fair market value on the date of grant and consisting of one-half in stock options and one-half in restricted stock units (RSUs),which vest ratably over a three-year period from the date of grant; and
- an initial equity award to a non-employee director upon joining the Board having a total fair market value of $100,000 on the date of grant, consisting of one-half in stock options and one-half in RSUs. This initial option award is granted as of the date of the recipient's election to the Board if the election date is open for trading under our "blackout" policy for stock trading, or as of the first open trading day after the election date if the election date is not open for trading under our "blackout" policy.

For both the initial and annual equity awards to non-employee directors, the underlying number of option shares is determined using the Black-Scholes option pricing model; the number of RSUs is determined based on the closing market price of our Common Stock on the date of grant; and all equity awards vest in equal annual installments over a three-year period. If a non-employee director dies or retires from the Board after at least six years of continuous service, any unvested options or other awards held by the non-employee director shall become fully vested as of the date of death or retirement.

The following table sets forth information concerning the compensation of our non-employee directors during fiscal 2012:

Name (1)	Fees Earned or Paid in Cash ($)	Option Awards ($)(2)	Total ($)
Peter A. Bassi (3) (11)	73,125	40,022	113,147
Larry D. Bouts (4)	45,000	40,022	85,022
James A. Dal Pozzo (5)	45,000	40,022	85,022
Henry Gomez (6)	45,000	40,022	85,022
John F. Grundhofer (7)	62,500	40,022	102,522
William J. Hyde, Jr. (8)	45,000	40,022	85,022
J. Roger King (9) (11)	68,750	40,022	108,772
Lea Anne S. Ottinger (10)	45,000	40,022	85,022

(1) Directors who are also our employees receive no additional compensation for serving on the Board of Directors. The compensation of Gerald W. Deitchle, our Chairman and former President and Chief Executive Officer, and Gregory A. Trojan, our current President and Chief Executive Officer, is reflected in the Summary Compensation Table. In 2013, Mr. Deitchle entered into a Consulting Agreement with us, the terms of which are described under "Certain Relationships and Related Party Transactions" in this Proxy Statement.

(2) The amounts in this column do not reflect amounts paid to or realized by the named individual for fiscal 2012. Instead, these amounts reflect the aggregate grant date fair value of awards granted in fiscal 2012 computed in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("Codification") Topic No. 718, *Compensation-Stock Compensation*. There is no guarantee that, if and when these option awards are ultimately exercised, they will have this or any other value. Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the valuation assumptions with respect to 2012 grants, refer to Note 1 of our consolidated financial statements in the Annual Report on Form 10-K for the year ended January 1, 2013, as filed with the SEC.

(3) Aggregate number of option awards outstanding held by Mr. Bassi at January 1, 2013 is 36,581.

(4) Aggregate number of option awards outstanding held by Mr. Bouts at January 1, 2013 is 49,945.

(5) Aggregate number of option awards outstanding held by Mr. Dal Pozzo at January 1, 2013 is 52,350.

(6) Aggregate number of option awards outstanding held by Mr. Gomez at January 1, 2013 is 27,483.

(7) Aggregate number of option awards outstanding held by Mr. Grundhofer at January 1, 2013 is 21,944.

(8) Aggregate number of option awards outstanding held by Mr. Hyde at January 1, 2013 is 22,968.

(9) Aggregate number of option awards outstanding held by Mr. King at January 1, 2013 is 36,581.

(10) Aggregate number of option awards outstanding held by Ms. Ottinger at January 1, 2013 is 28,651.

(11) Includes $15,000 of fees paid to each of Mr. Bassi and Mr. King for their service to the Board in connection with oversight of the Company's executive succession planning process.

Director Stock Ownership Guidelines

Effective January 3, 2007, the Board resolved that all non-employee directors are required to hold shares of our Common Stock with a value equal to four times the amount of the annual base cash retainer paid to non-employee directors, calculated using the most current year annual cash retainer adopted by the Board (currently $200,000). All non-employee directors are required to achieve these guidelines within four years of joining the Board. Shares that count towards satisfaction of these guidelines include:

- Stock purchased on the open market;
- Stock obtained through stock option exercises;
- Stock obtained from the vesting of restricted stock units;
- Deferred stock units; and
- Stock beneficially owned in a trust, by spouse and/or minor children.

Mr. Bouts, Mr. Bassi, Mr. Dal Pozzo, Mr. Deitchle, Mr. Grundhofer, and Mr. King all currently comply with our director stock ownership guidelines. Since Mr. Hyde joined the Board in September 2009, Ms. Ottinger joined the Board in August 2010 and Mr. Gomez joined the Board in September 2011, each has additional time to comply with our ownership guidelines.

REPORT OF THE AUDIT COMMITTEE

The following Audit Committee report does not constitute soliciting material and shall not be deemed filed or incorporated by reference into any of our filings under the Securities Act of 1933, as amended or the Securities Exchange Act of 1934, as amended, except to the extent we specifically incorporate this Audit Committee report by reference therein.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board in overseeing and monitoring our financial reporting practices. The members of the Audit Committee are independent (as such term is defined in the applicable rules of the NASDAQ and the SEC). In addition, all members of the Audit Committee have been designated as "audit committee financial experts" (as such term is defined by Item 407(d)(5)(ii) of Regulation S-K).

As more fully described in its charter, the Audit Committee oversees our financial reporting and internal control processes on behalf of the Board of Directors, as well as the independent audit of our consolidated financial statements by our independent auditor. The Audit Committee appointed and the shareholders ratified Ernst & Young LLP ("E&Y") as our independent auditor for fiscal year 2012. Management has the primary responsibility for our consolidated financial statements and the financial reporting process, including our system of internal controls. E&Y, as our independent auditor, is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States. The Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of our internal controls, and the overall quality of our financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed our audited consolidated financial statements for fiscal year 2012 with management and E&Y. Management and E&Y have represented to the Audit Committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States.

In addition, during the most recent fiscal year, the Audit Committee:

- reviewed and discussed our audited financial statements with management and with E&Y;
- reviewed with E&Y their judgments as to the quality, not just the acceptability, of our consolidated financial statements for fiscal year 2012;
- discussed with E&Y the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as adopted by the Public Company Accounting Board in Rule 3200T;
- received from E&Y written disclosures regarding the auditors' independence required by PCAOB Ethics and Independence Rule 3526, Communications with Audit Committees Concerning Independence, and has discussed with E&Y, the independent auditors' independence; and
- discussed with E&Y the overall scope and plans for their respective audits.

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors and the Board has approved that our audited consolidated financial statements be included in the Annual Report on Form 10-K for the year ended January 1, 2013, for filing with the Securities and Exchange Commission. The Committee and the Board have also appointed Ernst & Young LLP as our independent auditor for fiscal year 2013.

The Audit Committee

John F. Grundhofer, Chairman   Larry D. Bouts   Peter A. Bassi

ADVISORY RESOLUTION ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

(PROPOSAL NO. 2 ON PROXY CARD)

In accordance with SEC rules, the Board asks shareholders for advisory approval of the Company's compensation of named executive officers. Pursuant to an advisory vote at our 2011 Annual Meeting, our shareholders elected to hold such votes on an annual basis, and the Company intends to include an advisory shareholder vote on compensation of named executive officers in its proxy materials every year until the next shareholder vote on the frequency of the advisory vote to approve compensation of named executive officers. Accordingly, we are asking our shareholders to provide an advisory, nonbinding vote to approve the compensation awarded to our Named Executive Officers, as we have described it in the "Executive Compensation" section of this Proxy Statement.

As discussed in the Compensation Discussion and Analysis section of this Proxy Statement, we have designed our executive compensation program to attract, retain and motivate the highest quality executive officers, directly link their pay to our Company's performance, and build long-term value for our shareholders. The key objectives of our executive compensation program, as described in the Compensation Discussion and Analysis, are:

Objective	How Our Compensation of Named Executive Officers Program Achieves This Objective
Pay For Performance	• Aligning named executive officers' compensation with short-term and long-term Company and individual performance • Setting a significant portion of each named executive officer's targeted total direct compensation to be in the form of variable compensation tied to our Company's overall performance
Attract And Retain Top Talent	• Targeting total direct compensation between the 50th and 60th percentile range among companies with which we compete for executive talent • Competing effectively for the highest quality people who will determine our long-term success
Align Executive Compensation With Shareholders	• Providing equity compensation in alignment with long-term Company performance • Establishing a significant portion of each named executive officer's indirect compensation to be based on achieving long-term shareholder value

We urge shareholders to read the Compensation Discussion and Analysis beginning on page 21 of this Proxy Statement, which describes in more detail how our executive compensation policies and procedures operate and are designed to achieve our compensation objectives. Additionally, the Summary Compensation Table and other related compensation tables and narrative, appearing on pages 30 through 34, provide detailed information on the compensation of our named executive officers. The Compensation Committee and our Board of Directors believe that the policies and procedures articulated in the Compensation Discussion and Analysis are effective in achieving our goals and that the compensation of our named executive officers reported in this Proxy Statement has contributed to our recent and long-term success. In summary, our compensation is designed to reward executives when the Company achieves strong financial and operational results and, likewise, to provide reduced pay when financial and operating results are not as strong. We believe the compensation of our named executive officers for fiscal 2012 is reflective of and consistent with that intent.

This "say-on-pay" proposal gives our shareholders the opportunity to express their views on our named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement.

Accordingly, the Board invites you to review carefully the Compensation Discussion and Analysis and the tabular and other disclosures on compensation under "Executive Compensation" and cast a vote to approve, on an advisory and non-binding basis, the compensation of the Company's named executive officers through the following resolution:

> RESOLVED, that the shareholders of BJ's Restaurants, Inc. (the "Company") approve, on an advisory and non-binding basis, the compensation of the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the Summary Compensation Table and the related compensation tables, notes and narrative in the Proxy Statement for the Company's 2013 Annual Meeting of Shareholders.

This "say-on-pay" vote is advisory and, therefore, not binding on the Company, the Compensation Committee or the Board of Directors. The shareholders' advisory vote will not overrule any decision made by the Board or the Committee or create or imply any additional fiduciary duty by our directors. Our Board and Compensation Committee value the opinions of our shareholders and, to the extent there is any significant vote against the named executive officer compensation as disclosed in this Proxy Statement, we will consider our shareholders' concerns and the Compensation Committee will evaluate whether any actions are necessary to address those concerns.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE APPROVAL OF THE ADVISORY RESOLUTION ON COMPENSATION OF NAMED EXECUTIVE OFFICERS.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITOR

(PROPOSAL NO. 3 ON PROXY CARD)

The Audit Committee has appointed Ernst & Young LLP as our independent auditor for the fiscal year ending January 1, 2013 (fiscal 2012), and the Board is recommending shareholders ratify that appointment at the Annual Meeting. Ernst & Young LLP does not have, and has not had at any time, any direct or indirect financial interest in us or any of our subsidiaries and does not have, and has not had at any time, any relationship with us or any of our subsidiaries in the capacity of promoter, underwriter, voting trustee, director, officer, or employee. Neither the Company nor any of our officers or directors has or has had any interest in Ernst & Young LLP.

As a matter of good corporate governance, the Board has determined to submit the appointment of Ernst & Young LLP to the shareholders for ratification. In the event that this appointment of Ernst & Young LLP is not ratified by a majority of the shares of Common Stock present or represented at the Annual Meeting and entitled to vote on the matter, the Audit Committee will reconsider its appointment of an independent registered public accounting firm for future periods.

Representatives of Ernst & Young LLP will be present at the Annual Meeting, will have an opportunity to make statements if they so desire, and will be available to respond to appropriate questions.

Notwithstanding the ratification by shareholders of the appointment of Ernst & Young LLP, the Board of Directors or the Audit Committee may, if the circumstances dictate, appoint other independent auditors.

Fees Billed by Ernst & Young LLP

The following table sets forth the aggregate fees billed to us for the fiscal years ended January 1, 2013 (fiscal 2012) and January 3, 2012 (fiscal 2011) by our independent auditor, Ernst & Young LLP:

	2012	2011
Audit Fees (1)	$380,000	$375,000
Audit Related Fees	—	—
Tax Fees	—	—
All Other Fees	$1,995	—

(1) These amounts represent fees of Ernst & Young LLP for the audit of our consolidated financial statements, the review of consolidated financial statements included in our quarterly Form 10-Q reports, the audit of our management's assessment of internal controls over financial accounting and reporting as required by the Sarbanes-Oxley Act of 2002, and the services that an independent auditor would customarily provide in connection with audits, regulatory filings and similar engagements for the fiscal year.

Pre-Approval Policies and Procedures

The Audit Committee has established policies and procedures for the approval and pre-approval of audit services and permitted non-audit services. The Audit Committee has the responsibility to appoint and terminate our independent auditors, to pre-approve their performance of audit services and permitted non-audit services, to approve all audit and non-audit fees, and to set guidelines for permitted non-audit services and fees. All the fees for fiscal 2012 and 2011 were pre-approved by the Audit Committee or were within pre-approved guidelines for permitted non-audit services and fees established by the Audit Committee, and there were no instances of waiver of approval requirements or guidelines during the same periods.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our Common Stock as of the Record Date by: (a) each of our directors, (b) each executive officer identified in the Summary Compensation Table, (c) all of our executive officers and directors as a group and (d) each person known by us to be the beneficial owner of 5% or more of the issued and outstanding shares of our Common Stock. Ownership of less than 1% is indicated by an asterisk.

	Shares Beneficially Owned (1)	
Name and Address (2)	**Number of Shares (3)**	**Percentage of Class (3)**
The Jacmar Companies c/o The Jacmar Company 2200 W. Valley Boulevard Alhambra, CA 91803 Attention: James Dal Pozzo	3,147,666[4]	11.18%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	4,217,193[5]	14.98%
BlackRock, Inc. 40 East 52nd Street New York, NY 10022	1,865,542[6]	6.62%
Eagle Asset Management, Inc. 880 Carillon Parkway St. Petersburg, FL 33716	1,838,859[7]	.6.53%
Baron Capital Group, Inc. 767 Fifth Ave., 49th Floor New York, NY 10153	1,750,000[8]	6.21%
The Vanguard Group 100 Vanguard Boulevard Malvern, PA 19335	1,492,989[9]	5.30%
Gerald W. Deitchle	722,161[10]	2.50%
James A. Dal Pozzo	3,198,696[11]	11.34%
John F. Grundhofer	64,452[12]	*
J. Roger King	57,487[13]	*
Larry D. Bouts	112,301[14]	*
Peter A. Bassi	48,937[15]	*
William J. Hyde, Jr.	24,824[16]	*
Lea Anne S. Ottinger	27,807[17]	*
Henry Gomez	13,328[18]	*
Gregory A. Trojan	—[19]	*
Gregory S. Levin	112,941[20]	*
Gregory S. Lynds	16,319[21]	*
Wayne L. Jones	42,060[22]	*
All directors and executive officers as a group (19 persons)	4,774,465[23]	16.23%

* Less than 1%

(1) The persons named in the table, to our knowledge, have sole voting and sole investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes hereunder.

(2) The address of our officers and directors is at our principal executive offices at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647.

(3) Percent of class is based on the number of shares issued and outstanding (28,160,833) on the Record Date (April 18, 2013). In addition, shares of Common Stock which a person had the right to acquire within 60 days of the Record Date are deemed outstanding in calculating the percentage ownership of the person, but not deemed outstanding as to any other person. This does not include shares issuable upon exercise of any options issued by us which are not exercisable within 60 days from the Record Date.

(4) Consists of 1,678,519 shares held of record by The Jacmar Companies, 1,138,321 shares held by the William Tilley Trust, 15,000 shares held by the William Tilley SEP IRA, 25,400 shares held by The William Tilley Family Foundation and 290,426 shares held by Tilley family members and affiliates. The Jacmar Companies are controlled by the William Tilley Trust with James A. Dal Pozzo and Greg Snyder as Trustees. The William Tilley Family Trust address is the same as that of the Jacmar Companies. See "Certain Relationships and Related Transactions."

(5) Based solely on a Schedule 13G filed on February 7, 2013, it is our belief that T. Rowe Price, Inc. beneficially owned the number of shares indicated as of December 31, 2012, as a result of acting as investment adviser to certain of its clients.

(6) Based solely on a Schedule 13G filed on February 6, 2013, it is our belief that BlackRock, Inc. beneficially owned the number of shares indicated as of December 31, 2012.

(7) Based solely on a Schedule 13G filed on January 29, 2013, it is our belief that Eagle Asset Management, Inc. beneficially owned the number of shares indicated as of December 31, 2012.

(8) Based solely on a Schedule 13G filed on February 14, 2013, it is our belief that Baron Capital Group, Inc. beneficially owned the number of shares indicated as of December 31, 2012.

(9) Based solely on a Schedule 13G filed on February 13, 2013, it is our belief that The Vanguard Group beneficially owned the number of shares indicated as of December 31, 2012.

(10) Consists of 3,757 shares of Common Stock of which Mr. Deitchle is the beneficial owner, 36,453 shares of Common Stock held of record by the Deitchle Family Trust, 8,000 shares of Common Stock held in Mr. Deitchle's IRA and 673,951 shares of Common Stock purchasable upon exercise of options.

(11) Consists of 1,678,519 shares held of record by The Jacmar Companies, 16,324 shares held by Mr. Dal Pozzo, 25,400 shares held by The William Tilley Family Foundation (of which Mr. Dal Pozzo is Secretary and a Director), 1,428,747 shares held by various Tilley family trusts (of which Mr. Dal Pozzo is co-trustee), including 1,138,321 held by the William Tilley Trust, and 49,706 shares of Common Stock purchasable upon exercise of options. Mr. Dal Pozzo is an executive officer and director of The Jacmar Companies. See "Certain Relationships and Related Transactions." The shares held of record by The Jacmar Companies have been pledged by Jacmar to secure certain of Jacmar's financing arrangements.

(12) Consists of 45,152 shares of Common Stock of which Mr. Grundhofer is the beneficial owner and 19,300 shares of Common Stock purchasable upon exercise of options.

(13) Consists of 23,550 shares of Common Stock of which Mr. King is the beneficial owner and 33,937 shares of Common Stock purchasable upon exercise of options.

(14) Consists of 65,000 shares of Common Stock of which Mr. Bouts is the beneficial owner and 47,301 shares of Common Stock purchasable upon exercise of options.

(15) Consists of 15,000 shares of Common Stock of which Mr. Bassi is the beneficial owner and 33,937 shares of Common Stock purchasable upon exercise of options.

(16) Consists of 4,500 shares of Common Stock of which Mr. Hyde is the beneficial owner and 20,324 shares of Common Stock purchasable upon exercise of options.

(17) Consists of 1,800 shares of Common Stock of which Ms. Ottinger is the beneficial owner and 26,007 shares of Common Stock purchasable upon exercise of options.

(18) Consists of 13,328 shares of Common Stock purchasable upon exercise of options.

(19) Mr. Trojan joined the Company in December 2012 and owns no shares of our Common Stock and has no options that are exercisable within 60 days of the Record Date.

(20) Consists of 20,945 shares of Common Stock of which Mr. Levin is the beneficial owner and options exercisable for up to 91,996 shares of Common Stock.

(21) Consists of 5,185 shares of Common Stock of which Mr. Lynds is the beneficial owner and options exercisable for up to 11,134 shares of Common Stock.

(22) Consists of 422 shares of Common Stock of which Mr. Jones is the beneficial owner and options exercisable for up to 41,638 shares of Common Stock.

(23) Includes 1,276,111 shares of Common Stock issuable upon exercise of options.

COMPENSATION DISCUSSION AND ANALYSIS

Role of the Compensation Committee

The Compensation Committee of the Board has the responsibility for establishing, implementing and continually monitoring adherence to our compensation philosophy. The Compensation Committee ensures that the total compensation paid to our executive officers is fair, reasonable and competitive. The Compensation Committee is comprised entirely of independent directors who are also non-employee directors as defined in Rule 16b-3 under the Securities Exchange Act of 1934 ("Rule 16b-3") and outside directors as defined under Section 162(m) of the Internal Revenue Code ("Code"). The Compensation Committee reviews the performance of our officers and key employees and reports to the Board of Directors. In such capacity, the Compensation Committee administers our executive compensation plans, reviews our general compensation and benefit programs and policies, and monitors the performance and compensation of executive officers and other key employees. The Compensation Committee also makes recommendations regarding annual cash bonuses under our Performance Incentive Plan and equity awards to executive officers and other employees pursuant to our equity compensation plans, including our 2005 Equity Incentive Plan.

The Compensation Committee's charter establishes the various responsibilities of the Compensation Committee including those described above. The Compensation Committee periodically reviews and revises the charter. In addition, the Compensation Committee has the authority to retain and terminate independent, third party compensation consultants and to obtain advice and assistance from internal and external legal, accounting and other advisors. In accordance with the authority granted to the Compensation Committee under its charter, the Committee engaged Aon Hewitt as an independent outside compensation consultant during fiscal 2012 to advise the Committee regarding matters related to outside director compensation benchmarking and peer group analysis. In addition, in December 2011, the Compensation Committee engaged Aon Hewitt to help evaluate executive compensation benchmarking and peer group analysis for our fiscal 2012 executive compensation.

All of the fees paid to Aon Hewitt during 2012 were in connection with the firm's work on director or executive compensation matters on behalf of the Compensation Committee. Aon Hewitt was retained pursuant to an engagement letter, and the Compensation Committee has determined that Aon Hewitt's services in this regard does not give rise to any conflict of interest, and considers the firm to have sufficient independence from our Company and our executive officers to allow it to offer objective advice.

Four independent directors, J. Roger King, Peter A. Bassi, William L. Hyde, Jr. and Lea Anne Ottinger, currently serve on the Compensation Committee. Mr. King is the Chairman of the Compensation Committee. Each member of the Compensation Committee meets the independence requirements specified by the applicable rules of the SEC and the NASDAQ and by Section 162(m) of the Code, as determined annually by the Board. The Chairman of the Compensation Committee reports the Compensation Committee's actions and recommendations to the Board of Directors following each Compensation Committee meeting.

Named Executive Officers

The named executive officers held the following positions with us as of the Record Date:

Name	Position
Gerald W. Deitchle (1)	Chairman of the Board
Gregory A. Trojan (2)	Director, Chief Executive Officer and President
Gregory S. Levin	Executive Vice President, Chief Financial Officer and Secretary
Gregory S. Lynds	Executive Vice President and Chief Development Officer
Wayne L. Jones	Executive Vice President and Chief Restaurant Operations Officer

(1) Mr. Deitchle retired as President effective December 3, 2012, and as Chief Executive Officer as of February 1, 2013.

(2) Mr. Trojan was appointed President effective December 3, 2012, and Chief Executive Officer as of February 1, 2013.

Role of Executive Officers in Compensation Decisions

The Compensation Committee makes all final decisions regarding the compensation of all executive officers, including base salaries and cash-based and equity-based incentive compensation programs. The Compensation Committee and the Chief Executive Officer annually review the performance of all other executive officers. This annual review is based on the individual performance objectives established annually for each executive officer as well as the Chief Executive Officer's evaluation of the overall leadership and effectiveness of each executive officer. All recommendations and conclusions made by the Chief Executive Officer based on his annual review, including proposed base salary adjustments, annual cash incentive awards under the Company's Performance Incentive Plan and annual equity awards are presented to the Compensation Committee which, in turn, exercises its independent discretion to approve, disapprove or modify any recommended compensation adjustments or awards. The Compensation Committee annually reviews the performance of the Chief Executive Officer.

Overview of Compensation Philosophy and Program

The Compensation Committee's philosophy is that executive compensation should be closely aligned with our performance on both a short-term and a long-term basis. In addition, compensation should be designed to assist us in attracting and retaining management personnel that are critical to our long-term success. To that end, the Compensation Committee's philosophy is that executive compensation should be comprised of three principal components:

- annual base salary;
- performance-based annual cash incentive payments, which are dependent on our annual consolidated financial performance and, for officer-level executives, their individual performance; and
- long-term incentive compensation in the form of stock options, restricted stock units or other equity-based awards that are designed to align executive officers' interests with those of shareholders by rewarding outstanding performance and providing long-term incentives.

The Compensation Committee considers a variety of factors when it establishes the amount of total compensation to award to executive officers each year. Among these factors are:

- the amount of total compensation paid to our executives compared to amounts paid to similar executives at targeted peer group companies both for the prior year and over a multi-year period;
- the value of equity-based compensation awarded in prior years;
- internal pay equity considerations; and
- broad trends in executive compensation generally and within the restaurant industry.

Determining Executive Compensation

We have structured our annual and long-term incentive-based cash and non-cash executive compensation programs to motivate executives to achieve our business goals and reward them for achieving these goals. The Compensation Committee determines relevant market data and alternatives to consider when making compensation decisions regarding the executive officers. The Compensation Committee generally makes its annual executive compensation decisions at its meeting held in December of each year. Additionally, the Compensation Committee meets after our annual financial results have been audited by our independent auditor to finalize the most recently completed fiscal year's annual incentive calculations for executives and other applicable employees.

In determining executive compensation, the Compensation Committee reviews base pay, annual cash incentive payments and equity awards for the current year and on a cumulative basis. The Compensation Committee also receives information regarding the performance of each executive based upon predetermined individual objectives and other attributes. Additionally, the Compensation Committee periodically uses independent human resource and compensation consultants and compares executive compensation levels and practices for executives holding comparable positions at targeted comparator group companies to aid the Compensation Committee in setting compensation at competitive levels.

Generally, the Compensation Committee's philosophy is to target annual cash compensation (base pay) for executives at approximately the 40th to 50th percentile of the comparator group and total compensation (base pay and annual cash incentive bonus) between the 50th and 60th percentile of the comparator group. The Compensation Committee believes that targeting total compensation between the 50th and 60th percentile enables us to remain competitive with our peers in attracting and retaining executive talent. However, the Compensation Committee does not use formulas or specifically set the compensation for our executives based solely on this industry data or based on a specific percentile of this industry data. Instead, the Compensation Committee uses this information and the executive's level of responsibility and experience, as well as the executive's success in achieving business objectives and their overall leadership qualities, in determining the executive's compensation. The Compensation Committee believes that this approach allows it to take into consideration the executive's overall contribution to the Company's growth and profitability in determining executive compensation rather than relying solely on specific peer group targets.

The basic compensation arrangements for Mr. Deitchle for 2012 and Mr. Trojan for 2013 were established under employment agreements approved by the Compensation Committee and the Board of Directors and are described in the section entitled "Compensation of the Chief Executive Officer" in this Proxy Statement.

The Compensation Committee has periodically used different independent, third party compensation consultants to aid in benchmarking our executive compensation and peer group analysis. In December 2011, the Compensation Committee engaged the Aon Hewitt organization, a global human resource consulting firm with significant expertise in compensation analysis and evaluation, to help evaluate executive compensation benchmarking and peer group analysis for our fiscal 2012 executive compensation. The 17 comparable companies selected by Aon Hewitt in their benchmarking survey were as follows:

Benihana Inc.
Bravo Brio Restaurant Group, Inc.
Buffalo Wild Wings, Inc.
California Pizza Kitchen, Inc.
CEC Entertainment, Inc.
The Cheesecake Factory Incorporated
Chipotle Mexican Grill, Inc.
DineEquity, Inc. (Applebee's & IHOP)
McCormick & Schmick's Seafood Restaurants, Inc.
Morton's Restaurant Group, Inc.
O'Charley's Inc.
Peet's Coffee & Tea, Inc.
P.F. Chang's China Bistro, Inc.
Red Robin Gourmet Burgers, Inc.
Ruth's Hospitality Group, Inc. (Ruth's Chris Steakhouse)
Ruby Tuesday, Inc.
Texas Roadhouse, Inc.

The Compensation Committee believes that the above peer group represented an appropriate cross-section of companies for which we compete for talent or which are similar to us in size, market capitalization, growth rate and industry. For example, California Pizza Kitchen, Cheesecake Factory and Dine Equity are Southern California-based restaurant companies and, therefore, compete directly with us for executive talent, while the other companies listed are similar in size from an annual revenue or market capitalization perspective, or are considered high-growth restaurant concepts in which we compete for talent. Since our management team, as well as the institutional investment community, generally assess our performance by reference to other companies in our industry, the Compensation Committee believes that setting compensation by reference to that same group would allow for the most meaningful comparisons of our actual performance against our peers and, therefore, would enable the Compensation Committee to appropriately structure compensation programs for our executive officers in a manner that recognizes and rewards excellent operating performance as well as the creation of shareholder value.

A significant percentage of total compensation is allocated to incentive compensation as a result of the philosophy mentioned above. There is no pre-established policy or target for the allocation between either cash and non-cash or short-term and long-term incentive compensation. The Compensation Committee gathers and reviews data from the independent compensation consulting firms as well as relevant information from industry sources, SEC filings and other publicly available sources to determine the appropriate level and mix of incentive compensation. Income from such incentive compensation is realized as a result of our performance or the individual's performance, depending on the type of award, compared to established goals.

Based on the fiscal 2011 compensation study prepared by Aon Hewitt, 2012 total annual cash compensation (base salary and annual incentive compensation) and total direct compensation (total annual cash compensation and long-term incentive compensation) for the named executive officers as a group approximated the range for our peer group companies. The base salaries, as well as the annual and long-term incentive compensation, for our named executive officers taken as a group and individually, were between the 25th and 75th percentiles of the target compensation ranges for our peer group companies. The Compensation Committee did not retain an independent compensation consulting firm to advise it in 2012 with respect to the determination of executive compensation for fiscal 2013 as the Compensation Committee does not believe that executive compensation standards for the restaurant industry changed significantly from those described in the compensation study prepared by Aon Hewitt in 2011. Accordingly, the Compensation Committee believes that the base salaries, as well as the annual and long-term incentive compensation, for our named executive officers taken as a group and individually, were between the 25th and 75th percentiles of the target compensation ranges for our peer group companies for fiscal 2012.

We provide our shareholders with the opportunity to cast an annual non-binding advisory vote on executive compensation (commonly referred to as "say-on-pay"). At our Annual Meeting of Shareholders held in June 2012, a substantial majority of the votes cast on the "say-on-pay" proposal at that meeting were voted in favor of the proposal. The Compensation Committee believes this advisory vote affirmed shareholder support of its approach to executive compensation and, therefore, did not change its approach in fiscal 2012 or in establishing executive compensation for 2013. The Compensation Committee will continue to consider the outcome of our annual shareholder non-binding advisory "say-on-pay" votes when making future compensation decisions for named executive officers.

Elements of Executive Compensation

Base Salary. Base salaries for executive officers are generally reviewed on an annual basis and at the time of promotion or other change in responsibilities. Increases in base salary are determined using both objective and subjective factors, such as the level of responsibility, individual performance, level of pay, both of the executive in question and other similarly situated executives, and the comparative group companies' base salary levels. For fiscal 2013, the Compensation Committee elected to provide its executive officers with modest increases in their base salaries over the amounts paid in fiscal 2012 to maintain the competitiveness of their total compensation.

Annual Incentive Bonus. Each executive officer participates in our annual Performance Incentive Plan ("PIP"). At our 2011Annual Meeting, our shareholders voted to approve the material terms of the PIP which were not materially modified in 2012. Under the PIP, the annual incentive opportunity is generally determined based on a percentage of each officer's base salary. The Compensation Committee approves and recommends to the Board of Directors the objective performance measure or measures, bonus target percentages and all other terms and conditions of awards for each performance period (generally each fiscal year) under the PIP. For fiscal 2012, the principal objective performance measure used by the Compensation Committee for the purposes of the PIP was our Consolidated Income from Operations for the fiscal year, as reflected on our Consolidated Statements of Income. The Compensation Committee believes that this metric provides a definitive target that is largely within management's ability to influence and control.

The fiscal 2012 PIP remained substantially unchanged from the fiscal 2011 PIP. Under the fiscal 2012 PIP, 67% of the executives' incentive opportunity (other than for the Chief Executive Officer – see "Compensation of the Chief Executive Officer") was based on the degree of achievement of our Consolidated Income from Operations target. The remaining 33% of the incentive opportunity was based on each executive's achievement of certain agreed-upon individual performance objectives. For example, if the executive's base salary was $100,000 and his/her total incentive opportunity was 25% of base salary (or $25,000), then 67% of the $25,000 total opportunity (or $16,750) would be driven by the degree of achievement of the Consolidated Income from Operations target, and 33% of the $25,000 total opportunity (or $8,250) would be driven by the degree of achievement of individual performance objectives. The specific individual performance objectives established for each executive officer take into account the degree that each officer completed his or her agreed-upon key initiatives for the year, as well as each officer's overall leadership and effectiveness.

The fiscal 2012 PIP also provided for a sliding scale, starting with a required minimum performance threshold of achieving at least 80% of targeted Consolidated Income from Operations. If 80% of the target is achieved, then 50% of the incentive award attributable to this component of the annual incentive opportunity is earned. If 100% of the target is achieved, then 100% of the incentive award attributable to this component of the annual incentive opportunity is earned. If 120% of the target is achieved, which is the maximum percentage contemplated, then 150% of the incentive award attributable to this component of the annual incentive opportunity is earned, which is also the maximum percentage contemplated. The fiscal 2012 PIP provided for a maximum percentage at the 120% target achievement level to discourage any actions or decisions that might benefit short-term performance to the detriment of our longer-term competitiveness. Our targeted Consolidated Income from Operations for fiscal 2012 for PIP purposes was $55.8 million.

In addition, the Compensation Committee may require that a PIP participant repay to the Company certain previously paid compensation in accordance with the Clawback Policy. The PIP contains a "clawback" provision whereby the Compensation Committee may (i) cause the cancellation of any actual award, (ii) require reimbursement of any actual award by a PIP participant and (iii) effect any other right of recoupment of equity or other compensation provided under the PIP or otherwise in accordance with Company policies and/or applicable law (each, a "Clawback Policy"), in each case with respect to the Clawback Policy that was in effect as of the date of grant for a particular target award.

Our total revenues increased by approximately 14% to $708.3 million in 2012, and our Consolidated Income from Operations, adjusted for non-recurring expenses including legal settlements, certain expenses related to our CEO transition, a California sales tax audit reserve and loss on disposal of assets that were deemed excludable for PIP purposes by the Compensation Committee, was approximately $45.6 million or approximately 82% of the $55.8 million target. Accordingly, the incentive award percentage amount attributable to this component of the fiscal 2012 PIP was 52%, which was considerably less than the 150% paid out in fiscal 2011.

The remaining 33% of the fiscal 2012 PIP was based on individual performance goals, except for Mr. Deitchle, whose entire fiscal 2012 incentive bonus was based on our Consolidated Income from Operations amount because he is deemed responsible and accountable for the financial performance of the entire Company. We believe individual goals for certain executives are appropriate primarily to drive performance against key corporate initiatives. These individual goals are determined annually in conjunction with our business plan and are presented to the Compensation Committee and Board of Directors at our annual strategic planning meeting. For fiscal 2012, we had nine categories of key initiatives in which individual performance goals were established. These nine key initiatives were as follows:

- Building sales through improved four wall productivity;
- Building sales through more effective merchandising and marketing;
- Elevating our hospitality and service;
- Elevating our food and beer offerings;
- Increasing facility capacity and productivity;
- Developing stronger and deeper talent at all levels;
- Maximizing the discretionary effort from engaged team members;
- Further transitioning and optimizing our brewing operations; and
- Further minimizing the risks and improving communications/support.

At the end of fiscal 2012, the Compensation Committee, with the input from the Chief Executive Officer, reviewed the individual performance goals of the respective executive officers, determined which performance goals were achieved, and determined the resulting fiscal 2012 PIP incentive earned for this component.

For fiscal 2012, the annual incentive opportunity earned by each executive officer (excluding Mr. Trojan, who was not eligible to participate in the fiscal 2012 PIP, and Mr. Deitchle) ranged between 65% and 67% of each officer's target bonus. The table below shows the fiscal 2012 target annual incentive bonus for each named executive officer as compared to the actual fiscal 2012 bonus payout.

Fiscal 2012 Annual Incentive Bonus Plan Target Bonus vs. Actual Payout

Name	Target Bonus (as a % of Base Pay)	Actual Bonus (as a % of Target Bonus)
Gerald W. Deitchle	80%	52%
Gregory A. Trojan (1)	—	—
Gregory S. Levin	60%	65%
Gregory S. Lynds	60%	65%
Wayne L. Jones	60%	67%

(1) Mr. Trojan's employment began on December 3, 2012 and, as a result, he was not eligible to participate in the fiscal 2012 PIP.

In December 2012, the Compensation Committee approved the fiscal 2013 PIP. The basic terms, conditions, structure and percentage metrics of the fiscal 2013 PIP are substantially the same as that for fiscal 2012.

Long-Term Equity Compensation. We design our long-term incentive compensation to drive long-term company performance, to align the interests of our executives with those of our shareholders and to retain executives through long-term vesting and wealth accumulation. In fiscal 2012, long-term incentive compensation took the form of stock option and restricted stock unit awards for executive officers based on prior year's performance and based on a specific economic value as determined by the Compensation Committee. In the past, the Compensation Committee has varied the portion of long-term equity compensation awards made in the form of stock options and restricted stock units. As such, the current allocation may change in the future or may change for specific circumstances involving a given executive. The amount of annual equity awards granted to executive officers is based on a target economic value, which is generally set between the 40th and 75th percentile of comparator group companies for comparable positions (where such information is available). However, as discussed above, in specific cases we set the target economic value of the equity award higher or lower than the median where appropriate based on factors such as our prior year performance and individual executive performance.

Additionally, all of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, directors of operations, area vice presidents and certain brewery operations positions are eligible to receive equity awards in accordance with our 2005 Equity Incentive Plan. This grant of equity awards to our restaurant and brewery field operations teams is designed to increase employee retention and to promote long-term wealth building based on ownership of our equity.

Stock Options. In determining the size of annual stock option grants to executive officers, the Compensation Committee bases its determinations and recommendations to the Board of Directors on such considerations as the value of total direct compensation for comparable positions in comparative group companies, company and individual performance against the strategic plan for the prior fiscal year, the number and value of stock options previously granted to the executive officer, the allocation of overall share awards attributed to executive officers and the relative proportion of long-term incentives within the total compensation mix.

All stock options granted by us during fiscal 2012 were granted as non-qualified stock options with an exercise price equal to the closing price of our Common Stock on the date of grant (except for annual stock option grants which utilize the average closing price of our Common Stock for the last five trading days of the fiscal year). Accordingly, stock options will have value only if the market price of our Common Stock increases after that date. Stock options granted to our executive officers generally vest in five equal annual installments. Because employees will only realize value from their options if our stock price increases over the exercise price, the vesting schedule is designed to provide our employees with an incentive to work toward increasing the long-term value of our Common Stock.

Restricted Stock and Restricted Stock Units ("RSUs"). Restricted stock awards differ from stock options in that the primary purpose of restricted stock awards is to provide a component of equity-based compensation that, unlike stock options, has a measurable value to recipients immediately upon their vesting, which we believe helps with overall retention. Such awards, when vested, are generally paid in shares and thereby have little or no out-of-pocket cost to the recipients, other than related income tax obligations which can be significant, based on the number of vesting RSUs and the fair market value of our share price at the time of vesting. RSUs granted to our executive officers generally vest in five equal annual installments.

The Compensation Committee believes that restricted stock and restricted stock unit awards may also be effective in attracting, motivating and retaining high quality management talent for all levels of our organization. All of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, directors of operation and certain brewery operations positions are eligible for the Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan and equity awards under this program have been in the form of RSUs. This program is a long-term wealth building program that is dependent on the participant's extended service with us in their respective positions and their achievement of certain agreed upon performance objectives during that service period (generally 5 years). We also believe our grants of RSUs will assist certain key employees with their retirement planning through the potential wealth accumulation benefits of these grants.

Executive Benefit and Perquisites. Pursuant to his employment agreement, in 2012 Mr. Deitchle was entitled to certain benefits including up to $3,000 per year for unreimbursed out-of-pocket costs associated with an annual physical examination, use of a company automobile or automobile allowance and the right to participate in our customary executive benefit plans. Mr. Trojan is entitled to the same benefits pursuant to the terms of his employment agreement. Other executive officers are entitled to receive customary automobile allowances and the right to participate in our customary family health insurance plans and executive benefit plans.

Equity Grant Timing Practices

The Compensation Committee and the Board have adopted guidelines for equity grant timing practices. The guidelines approved by the Board are as follows:

Regular Annual Equity Grant Dates. Annual equity grants are presented and approved at the meeting of the Compensation Committee held in early December of each year, before fiscal year-end earnings are released. The regular annual equity grant date for all employees, including executive officers, is the first business day of the new fiscal year and the exercise price for the annual stock option grants is determined using the average of the closing price of our Common Stock for the last five trading days of the fiscal year.

For annual grants of restricted stock units, the Compensation Committee approves a specific dollar amount to be granted to each recipient and the number of shares is thereafter determined by dividing the dollar amount approved by the Compensation Committee by the average of the closing market price of our Common Stock for the last five trading days of the fiscal year.

New Hire Grant Dates. All equity award grants to certain newly-hired employees are approved by the Compensation Committee prior to the new employee's first day of employment. These grants occur on the first day of employment as stated in the offer letters for new employees, unless the first day of employment for a new company officer is during one of our stock trading "black-out" periods, in which case the grants occur on the first trading day subsequent to the end of our "black-out" period. The exercise price is always the closing price of our Common Stock on the date of grant. Options granted to new employees generally vest ratably over five years. Beginning in 2008, we also began issuing restricted stock units to certain newly-hired employees. The number of restricted stock units granted to our new employees is determined by dividing the approved dollar amount by the closing market price of our Common Stock on the date of grant. These restricted stock units generally vest at 20% per year or in five equal annual installments.

Participants in Our Gold Standard Stock Ownership Program ("GSSOP"). All of our restaurant general managers, executive kitchen managers, regional kitchen operations managers, directors of operations and certain brewery-related positions became eligible for the Gold Standard Stock Ownership Program under our 2005 Equity Incentive Plan. Previously, new participants received their grants on the first day of each month subsequent to their acceptance into the program in accordance with the GSSOP documentation. Beginning in fiscal 2012, we changed the grant date for new GSSOP participants to the first day of each new quarter subsequent to their acceptance into the program for ease of administration. The number of RSUs granted to a participant in the GSSOP is determined by their position and calculated as the dollar amount of their grant, as determined in the GSSOP document, divided by the closing market price of our Common Stock on the date of grant. All RSUs under the GSSOP "cliff vest" after five years from the date of grant. Additionally, participants who have completed the first five years of service under the original Gold Standard Stock Ownership Program with the Company may be eligible to participate in the GSSOP program for a second time ("GSSOP II") depending on their current position. Participants eligible for the GSSOP II have the option to choose the fair market value of their award entirely in RSUs or allocated one-half to RSUs and one-half to stock options. All awards under the GSSOP II vest 33% on the third anniversary from the date of grant and 67% after five years from the date of grant. New participants in the GSSOP II receive their grants on the first day of each new quarter subsequent to their acceptance into the program.

All Other Grants. Our general practice is to issue equity grants annually or upon new employment as described above. In those instances when equity awards occur during the year due to employee promotions or other factors, the equity awards are approved in advance by the Compensation Committee and a future grant date is selected by the Compensation Committee. The exercise price for such awards will always be based on the closing price of our Common Stock on the date of grant.

Special Grants. In December 2012, the Compensation Committee and the Board approved special equity award grants to certain of our executive officers (other than Mr. Deitchle and Mr. Trojan) as a retention award in connection with our CEO transition. These awards were in the form of stock options and RSU's and were intended to provide an enhanced incentive to facilitate the continued service of each respective executive.

Compensation of Gerald W. Deitchle

Gerald ("Jerry") W. Deitchle served as our Chief Executive Officer for all of 2012. On April 6, 2010, we entered into a new employment agreement with Mr. Deitchle that replaced his prior employment agreement and was deemed to commence on December 30, 2009. This employment agreement expired on January 4, 2013, but was extended until Mr. Deitchle's retirement in February 1, 2013, in order to assist in the transition of Chief Executive Officer responsibilities to Gregory A. Trojan. The terms and conditions of Mr. Deitchle's employment agreement as in effect for 2012 are presented below:

Base Salary. $500,000, subject to a minimum annual increase based on increases in the Consumer Price Index and otherwise at the discretion of the Compensation Committee. In October 2010 and December 2011, the Compensation Committee engaged Aon Hewitt to evaluate the Company's executive compensation and benchmarking. Based on the analysis provided by Aon Hewitt and in recognition of the performance of the Company, Mr. Deitchle's annual base salary was increased to $550,000 for fiscal 2011. For fiscal 2012, the Compensation Committee elected to increase Mr. Deitchle's annual base salary to $600,000, in recognition of the continued outstanding performance of the Company and based on Aon Hewitt's executive compensation benchmarking and peer group analysis for 2011.

Bonus Opportunity. Annual bonus opportunity was targeted at no less than 80% of his base salary. Actual bonuses were determined by the Board of Directors based upon performance criteria established by the Compensation Committee after consultation with Mr. Deitchle.

Additional Benefits. Certain fringe benefits including up to $3,000 per year for unreimbursed out-of-pocket costs associated with an annual physical examination, the use of a company automobile or automobile allowance of up to $1,800 per month, coverage under our group health insurance plan and the right to participate in our other executive benefit plans.

Option Grant. On December 30, 2009, Mr. Deitchle was granted an option under the 2005 Plan to acquire 232,702 shares of our Common Stock at an exercise price of $18.86 per share, which was the fair market value of our Common Stock on that date. Mr. Deitchle did not receive any new equity award subsequent to this grant. The options subject to this grant have vested in full and expire on the tenth yearly anniversary of the date of grant.

Retirement Benefit. Mr. Deitchle will receive a retirement benefit of $125,000 per year for a period of five years following his separation of service (February 1, 2013) from us as our Chief Executive Officer. Mr. Deitchle and his spouse are also entitled to receive certain post-retirement group health insurance benefits during the five-year period.

For fiscal 2012, we achieved 82% of our targeted Consolidated Income from Operations amount and accordingly, Mr. Deitchle received his annual incentive bonus based on the terms and calculation in accordance with his employment agreement and the fiscal 2012 PIP.

In February 2013, Mr. Deitchle entered into a Consulting Agreement with us which is described in "Certain Relationships and Related Party Transactions" in this Proxy Statement.

Compensation of Gregory A. Trojan

On October 28, 2012, we entered into an employment agreement with Gregory A. Trojan pursuant to which he was retained as our President and Chief Executive Officer. Mr. Trojan's employment as President commenced on December 3, 2012 and he became our Chief Executive Officer effective February 1, 2013. The terms of Mr. Trojan's employment agreement were approved by the Compensation Committee as well as the entire Board after a period of negotiation with Mr. Trojan and his advisors. The Compensation Committee believes the employment agreement reflects appropriate and competitive compensation for services of an executive of Mr. Trojan's experience and skill set. The terms and conditions of Mr. Trojan's employment agreement are presented below:

Term. Effective as of December 3, 2012, and terminating December 31, 2017 (unless earlier terminated in accordance with the terms of the employment agreement). Automatic renewals for additional one year terms unless either party gives notice of its intention not to extend at least six months prior to the scheduled termination date.

Base Salary. $850,000 subject to increase at the discretion of the Compensation Committee.

Special Bonus. A special signing bonus in the amount of $350,000.

Bonus Opportunity. Annual bonus opportunity targeted at no less than 80% of Mr. Trojan's base salary. Actual bonuses to be determined by the Board of Directors based upon performance criteria established by the Compensation Committee after consultation with Mr. Trojan.

Additional Benefits. Certain fringe benefits including up to $3,000 per year for unreimbursed out-of-pocket costs associated with an annual physical examination, the use of a company automobile or automobile allowance of up to $1,800 per month, the right to participate in family group health insurance and in the other benefit plans made available to the Company's executive officers. In addition, the Company agreed to pay up to $20,000 of Mr. Trojan's legal fees incurred in connection with negotiation and documentation of the Employment Agreement.

Equity Grant. On December 3, 2012, Mr. Trojan received an equity award under the Company's 2005 Equity Incentive Plan having an aggregate grant date value of $3,750,000 and consisting of non-qualified stock options and restricted stock units. The stock options and restricted stock units vest in five equal annual installments of 20% commencing on the first yearly anniversary of Mr. Trojan's start date and ending on the fifth yearly anniversary. The options expire on the earliest of (i) the tenth yearly anniversary of the date of grant, (ii) 12 months following any termination of Mr. Trojan without "Cause" (as defined in the Employment Agreement), resignation for "Good Reason" (as defined in the Employment Agreement), or termination as a result of the death or disability of Mr. Trojan, (iii) 90 days following Mr. Trojan's resignation without Good Reason, or (iv) the date of any termination for Cause. If, prior to December 3, 2013, Mr. Trojan's employment is terminated without Cause or by Mr. Trojan for Good Reason, the stock options and restricted stock unit awards shall automatically vest so that 20% of the total award is vested as of the termination date.

Termination; Severance. We may terminate Mr. Trojan's employment at any time. If Mr. Trojan is terminated for any reason (other than for Good Reason) or if Mr. Trojan dies or becomes disabled, he (or his estate) will be entitled to receive the following (the "Base Termination Payments"): (i) any accrued but unpaid base salary and accrued vacation pay, (ii) unpaid reimbursements for expenses incurred prior to termination, (iii) accrued but unpaid car allowance, and (iv) any benefits required to be paid or provided under applicable law, our plans, contracts or arrangements.

In the event of termination without Cause or by Mr. Trojan for Good Reason, in addition to the Base Termination Payments, Mr. Trojan shall be entitled to receive the following: (i) any earned but unpaid bonus for the fiscal year ending immediately before the year of termination of employment and (ii) a lump sum cash payment equal to 100% of his then current base salary; provided, however, that if the termination occurs prior to December 3, 2014, the lump sum cash payment shall equal 200% of his then current base salary.

Board Seat. We have agreed to take all reasonable action to cause Mr. Trojan to be appointed or elected to the Board during the term of the Employment Agreement.

Compensation Committee Interlocks and Insider Participation

During all of fiscal 2012, Mr. King, Mr. Bassi, Mr. Hyde and Ms. Ottinger served on the Compensation Committee. No member of the Compensation Committee who served during fiscal 2012 has ever been an officer or employee of the Company, a former officer of the Company or any of its subsidiaries or has ever had a relationship requiring disclosure by us under Item 404 of Regulation S-K. None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our Board of Directors or the Compensation Committee during fiscal 2012.

Certain of the members of our Board of Directors or their affiliates have entered into transactions or arrangements with us during the past fiscal year which transactions and arrangements are described in "Certain Relationships and Related Transactions" below.

Review of All Components of Executive Compensation

The Compensation Committee and the Board of Directors have reviewed information about all components of the compensation provided to our executive officers, including base salary, annual bonus, equity compensation (including realized gains and accumulated unrealized values on stock options), perquisites and other personal benefits and the effect of retirement and our change in control on stock option vesting. A summary of our compensation programs, practices and internal controls, and tables quantifying the estimated values of these components for each executive were presented to and reviewed by the Compensation Committee.

Tax and Accounting Implications

Section 162(m) of the Code disallows a federal income tax deduction to publicly held companies for certain compensation paid to our Chief Executive Officer and the four other most highly compensated executive officers to the extent that compensation exceeds $1 million per executive officer covered by Section 162(m) in any fiscal year. The limitation applies only to compensation that is not considered "performance-based" as defined in the Section 162(m) rules.

In designing our compensation programs, the Compensation Committee considers the effect of Section 162(m) together with other factors relevant to our business needs. We have historically taken, and intend to continue taking, appropriate actions, to the extent we believe desirable, to preserve the deductibility of annual incentive and long-term performance awards. Although the Compensation Committee has not adopted a policy that all compensation paid must be tax-deductible and qualified under Section 162(m) of the Code, at our 2011 Annual Meeting of Shareholders, we received shareholder approval of the material terms of the performance goals of our Performance Incentive Plan so cash incentive bonuses paid under that plan will be tax-deductible and qualify under Section 162(m) of the Code.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE

J. Roger King, Chairman   Peter A. Bassi   William L. Hyde, Jr.   Lea Anne S. Ottinger

2012 Summary Compensation Table

The following table sets forth information concerning compensation for the fiscal year ended January 1, 2013, of our current Chief Executive Officer, our former Chief Executive Officer, our current Chief Financial Officer and each of our three other most highly compensated executive officers who were serving as of January 1, 2013, and whose salary and bonus compensation for the year ended January 1, 2013, was at least $100,000.

2012 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)(3)*	Option Awards ($)(3)*	All Other Compensation ($)	Total ($)
Gerald W. Deitchle	2012	600,000	249,600	—	—	18,526(4)	868,126
Chairman of the Board and former	2011	550,000	660,000	—	—	15,810(4)	1,225,810
President and Chief Executive Officer	2010	500,000	487,500	—	1,507,101	15,810(4)	2,510,411
Gregory A. Trojan(5)	2012	65,385	350,000	999,999	2,748,655	905(6)	4,164,944
President and Chief Executive Officer	2011	—	—	—	—	—	—
	2010	—	—	—	—	—	—
Gregory S. Levin	2012	367,500	144,348	45,479	43,431	12,908(7)	613,666
Executive Vice President, Chief	2011	350,000	278,618	43,679	44,047	12,810(7)	729,154
Financial Officer and Secretary	2010	325,000	192,058	—	85,400	12,810(7)	615,268
Gregory S. Lynds	2012	341,500	132,310	45,479	43,431	9,308(8)	572,028
Executive Vice President and	2011	325,000	256,335	43,679	44,047	9,210(8)	678,271
Chief Development Officer	2010	300,000	180,225	—	85,400	9,210(8)	574,835
Wayne L. Jones	2012	341,500	137,179	45,479	43,431	12,908(9)	580,497
Executive Vice President and	2011	325,000	259,488	43,679	44,047	12,810(9)	685,024
Chief Restaurant Operations Officer	2010	296,240	172,368	—	95,445	12,810(9)	576,863

* Consistent with SEC rules, the amounts in the "Stock Awards" and "Option Awards" columns for years 2012, 2011 and 2010 reflect the aggregate grant date fair value computed in accordance with FASB Codification Topic No. 718 (formerly, Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment*).

(1) Bonus amounts may include amounts earned in a given fiscal year but not paid until the subsequent fiscal year.

(2) The fair value of the restricted stock units is based on the closing stock price of our Common Stock on the date of grant.

(3) The amounts in this column do not reflect amounts paid to or realized by the named individual for fiscal 2012, 2011 and 2010. Instead, these amounts reflect the aggregate grant date fair value of awards computed in accordance with FASB Codification Topic No. 718. There is no guarantee that, if and when these awards are ultimately realized, they will have this or any other value. Pursuant to the SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. For additional information on the

valuation assumptions with respect to 2012 grants, refer to Note 1 of our Consolidated Financial Statements in the Annual Report on Form 10-K for the year ended January 1, 2013, as filed with the SEC. See the Grants of Plan-Based Awards Table for the information on options granted in 2012.

(4) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2012, fiscal 2011 and fiscal 2010, respectively, including group term life insurance ($908, $810, and $810) and auto reimbursement/allowance ($17,618, $15,000, and $15,000).

(5) Mr. Trojan's employment with the Company commenced on December 3, 2012.

(6) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2012, including auto reimbursement/allowance ($905).

(7) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2012, 2011 and 2010, respectively, including group term life insurance ($908, $810 and $810) and auto reimbursement/allowance ($12,000, $12,000 and $12,000).

(8) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2012, 2011 and 2010, respectively, including group term life insurance ($908, $810 and $810) and auto reimbursement/allowance ($8,400, $8,400 and $8,400).

(9) The amount shown is the estimated value of perquisites and other personal benefits in fiscal 2012, 2011 and fiscal 2010, respectively, including group term life insurance ($908, $810 and $810) and auto reimbursement/allowance ($12,000, $12,000 and $12,000).

Grants of Plan-Based Awards

The following table provides certain information concerning grants of options to purchase our Common Stock and other plan-based awards made during the fiscal year ended January 1, 2013, to the persons named in the 2012 Summary Compensation Table.

2012 Grants of Plan-Based Awards

		Stock Awards		**Option Awards**		
Name	**Grant Date**	**Number of Securities Underlying Stock Awards (#)(1)**	**Grant Date Fair Value of Stock Awards ($)(2)(3)**	**Number of Securities Underlying Option Awards (#)(4)**	**Exercise or Base Price of Option Awards ($/Share)(5)**	**Grant Date Fair Value of Option Awards ($)(3)(6)**
Gerald W. Deitchle	—	—	—	—	—	—
Gregory A. Trojan	12/03/12	29,163	999,999	244,662	34.29	2,748,655
Gregory S. Levin	01/04/12	1,022	45,479	2,790	45.32	43,431
Gregory S. Lynds	01/04/12	1,022	45,479	2,790	45.32	43,431
Wayne L. Jones	01/04/12	1,022	45,479	2,790	45.32	43,431

(1) This column shows the number of restricted stock units granted in fiscal 2012 to the Named Executive Officers. All of such restricted stock units vest in five equal annual installments.

(2) The fair value of the restricted stock units is based on the closing stock price of our Common Stock on the date of grant.

(3) The amounts in this column do not reflect amounts paid to or realized by the named individual for fiscal 2012. Instead, these amounts reflect the aggregate grant date fair value of awards computed in accordance with FASB Codification Topic No. 718. There is no guarantee that, if and when these awards are realized, they will have this or any other value.

(4) This column shows the number of stock options granted in fiscal 2012 to the Named Executive Officers. All of such options vest in five equal annual installments and expire ten years from the date of grant.

(5) Other than the grants to Mr. Trojan, this column reflects annual stock option grants which have an exercise price per share equal to an average of the closing prices of our Common Stock for the last five days of the fiscal year. The stock options granted to Mr. Trojan constituted the initial grant of options to Mr. Trojan on his first day of employment with the Company and have an exercise price per share equal to the closing price of our Common Stock on the date of grant.

(6) The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning equity awards for each Named Executive Officer that remained outstanding as of January 1, 2013.

Outstanding Equity Awards at January 1, 2013

		Stock Awards		Option Awards			
Name	**Grant Date**	**Number of Shares or Units of Stock That Have Not Vested (#)(1)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)(2)**	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**
Gerald W. Deitchle	11/23/04	—	—	25,000	—	14.77	11/23/14
	01/12/05	—	—	275,000	—	14.04	01/12/15
	01/04/06	—	—	30,000	—	23.26	01/04/16
	01/03/07	—	—	25,000	—	19.96	01/03/17
	01/02/08	3,609	118,736	34,762	8,691(3)	16.63	01/02/18
	12/31/08	5,935	195,262	42,796	—	10.11	12/31/18
	12/30/09	—	—	232,702	—	18.86	12/30/19
Gregory A. Trojan	12/03/12	29,163	959,463	—	244,662(9)	34.29	12/03/22
Gregory S. Levin	09/06/05	—	—	50,000	—	20.74	09/06/15
	01/03/07	—	—	8,000	—	19.96	01/03/17
	01/02/08	2,106	69,287	10,139	5,070(3)	16.63	01/02/18
	12/31/08	3,000	98,700	9,000	3,000(4)	10.11	12/31/18
	12/30/09	—	—	7,911	5,275(6)	18.86	12/30/19
	12/29/10	729	23,984	1,318	1,979(7)	37.03	12/29/20
	01/04/12	1,022	33,624	—	2,790(8)	45.32	01/04/22
Gregory S. Lynds	01/02/08	1,504	49,482	—	3,621(3)	16.63	01/02/18
	12/31/08	2,000	65,800	3,000	3,000(4)	10.11	12/31/18
	12/30/09	—	—	2,637	5,275(6)	18.86	12/30/19
	12/29/10	729	23,984	1,318	1,979(7)	37.03	12/29/20
	01/04/12	1,022	33,624	—	2,790(8)	45.32	01/04/22
Wayne L. Jones	02/17/09	—	—	20,690	20,461(5)	11.68	02/17/19
	12/30/09	—	—	8,842	5,895(6)	18.86	12/30/19
	12/29/10	729	23,984	1,318	1,979(7)	37.03	12/29/20
	01/04/12	1,022	33,624	—	2,790(8)	45.32	01/04/22

(1) All restricted stock units vest in five equal annual installments.

(2) The fair value of the restricted stock units is based on the closing stock price of our Common Stock on the date of grant.

(3) The unexercisable options vest in five annual installments commencing January 2, 2009.

(4) The unexercisable options vest in five annual installments commencing December 31, 2009.

(5) The unexercisable options vest in five annual installments commencing February 17, 2010.

(6) The unexercisable options vest in five annual installments commencing December 30, 2010.

(7) The unexercisable options vest in five annual installments commencing December 29, 2011.

(8) The unexercisable options vest in five annual installments commencing January 4, 2013.

(9) The unexercisable options vest in five annual installments commencing December 3, 2013.

Option Exercises and Stock Vested During Last Fiscal Year

The following table sets forth information concerning each exercise of stock options and vesting of stock awards during fiscal 2012 for each of the Named Executive Officers on an aggregated basis:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Gerald W. Deitchle	—	—	5,935	195,262
Gregory A. Trojan	—	—	—	—
Gregory S. Levin	—	—	3,243	106,751
Gregory S. Lynds	11,258	373,218	2,243	73,851
Wayne L. Jones	—	—	243	8,051

Potential Payments upon Termination or Change in Control

The employment agreement with Mr. Trojan discussed elsewhere in this Proxy Statement contains severance arrangements providing for the payment of certain benefits if his employment is terminated, including termination following a change in control. Prior to his retirement as an employee in February 2013, Mr. Deitchle's employment agreement provided for severance payments and other benefits upon termination of his employment, including termination following a change in control. In addition, in the event we terminate the employment of Mr. Levin or Mr. Jones without cause, he will be eligible to receive a severance payment of six months salary. Further, in the event we terminate the employment of Mr. Lynds without cause (including in connection with a change in control), he will be eligible to receive a severance payment of six months salary plus an additional month for every year he was employed by us (not to exceed an aggregate of 12 months).

We also have additional severance arrangements with certain other executive officers, pursuant to which the officer is eligible to receive a severance payment of no more than six months salary in the event we terminate the officer's employment without cause. In addition, stock option awards granted to all employees generally provide for accelerated vesting or lapse of restrictions on awards if an employee's employment is terminated within a year after a change in control, the acquiring company does not assume outstanding awards or substitute equivalent awards and other conditions are satisfied as described in the 2005 Equity Incentive Plan.

The following table describes the potential payments upon termination without cause or, after our change in control, termination without cause or termination for good reason for each named executive officer:

Termination Without Cause or Termination for Good Reason (including Termination following a Change in Control)

Name	Cash Payment ($)(1)	Acceleration of Vesting of Awards ($)(2)	Benefits and Perquisites ($)(3)
Gerald W. Deitchle	—	455,400	—
Gregory A. Trojan	1,700,000(4)	959,463	—
Gregory S. Levin	183,750	450,515	6,337
Gregory S. Lynds	341,500	374,234	12,675
Wayne L. Jones	170,750	574,556	4,874

(1) Assumes termination and base salary payments as of January 1, 2013, for each executive.

(2) Calculated based on a termination date of January 1, 2013, and the fair market value of our Common Stock as of the close on the last trading day of our fiscal year. Other than with respect to Mr. Deitchle, acceleration of vesting occurs only if termination without cause or by the named executive officer for good reason occurs within one year following a change of control (as such terms are defined in our 2005 Equity Incentive Plan). Mr. Deitchle's employment agreement provided for acceleration of vesting upon any termination without cause or by Mr. Deitchle for good reason.

(3) Reflects the continuation of health benefits following the termination of employment for the period specified above.

(4) Represents 200% of current base salary if termination occurs prior to December 31, 2014. Thereafter, severance payable will be 100% of then current base salary.

Non-Qualified Deferred Compensation

Selected key executives, including our named executive officers, are eligible to participate in a deferred compensation plan. Under this plan, a participant may elect to defer annually the receipt of up to 50% of base salary and up to 100% of other approved compensation, and thereby delay taxation of these deferred amounts until actual payment of the deferred amount in future years. At the participant's election, payments can be deferred until a specific date at least one year after the year of deferral or until termination of employment (subject to earlier payment in the event of a change of control), and can be paid in a lump sum or in up to ten annual installments. Separate deferral elections can be made for each year, and in limited circumstances, existing payment elections may be changed. The amounts deferred are credited to accounts that mirror the gains and/or losses of several different publicly-available investment funds, based on the participant's election. In 2012, the rate of return for these accounts provided a rate of return ranging from 0% to 17.91%.

The Company is not required to make any contributions to this plan and has unrestricted use of any amounts deferred by participants. Although the Company has established a "Rabbi Trust" to invest funds equal in amount to compensation that has been deferred, the deferred compensation plan is an unfunded, nonqualified plan, for which the benefits are to be paid out of our general assets and subject to forfeiture in the event of bankruptcy or liquidation. The plan is subject to the requirements of Section 409A of the Internal Revenue Code, and if a participant is considered a "specified employee" on his or her separation date, Section 409A requires the delay of payments for six months after such date.

The following table shows contributions and earnings during fiscal 2012 and the account balances as of December 31, 2012 (the last business day of 2012) for our named executive officers under the deferred compensation plan.

Non-Qualified Deferred Compensation Table

Name	Executive Contributions in 2012 ($)(1)	Company Contributions in 2012 ($)	Aggregate Earnings in 2012 ($)	Aggregate Withdrawals/ Distributions in 2012 ($)	Aggregate Balance at Last Fiscal Year-End ($)
Gerald W. Deitchle	—	—	—	—	—
Gregory A. Trojan	—	—	—	—	—
Gregory S. Levin	39,291	—	9,031	—	108,982
Gregory S. Lynds	—	—	—	—	—
Wayne L. Jones	200,544	—	9,126	—	520,733

(1) These amounts represent the executive's contributions during fiscal 2012, and are included in the "Salary" column in the Summary Compensation Table for fiscal 2012.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements with Related Parties

Jacmar Companies. As of January 1, 2013, Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") owned approximately 11.3% of our outstanding Common Stock. James A. Dal Pozzo, a member of our Board of Directors, is the Chairman of the Board and Chief Executive Officer of Jacmar. Jacmar, through its affiliation with Distribution Market Advantage, Inc. ("DMA"), a national foodservice distribution consortium whose participants are prominent regional foodservice distributors, is currently our largest supplier of food, beverage, paper products and supplies. We began using DMA for our national foodservice distribution in July 2006 after an extensive competitive bidding process. In July 2012, we finalized a new five-year agreement with DMA, after conducting another extensive competitive bidding process. Jacmar services our restaurants in California and Nevada, while other DMA distributors service our restaurants in all other states. We also understand that Jacmar and its affiliates are the controlling shareholders of the Shakey's pizza parlor chain. We believe that Jacmar sells products to us at prices comparable to those offered by unrelated third parties based on our competitive bidding process. Jacmar supplied us with $78.0 million, $68.0 million, and $58.0 million of food, beverage, paper products and supplies for fiscal 2012, 2011, and 2010, respectively, which represented 23.9%, 24.3%, and 24.6% of our total costs of sales and operating and occupancy costs, respectively. We had trade payables related to these products of $3.7 million and $0.3 million, at January 1, 2013 and January 3, 2012, respectively. Jacmar does not provide us with any produce, liquor, wine or beer products, all of which are provided by other vendors and are included in total cost of sales. The Board of Directors has reviewed the terms of the agreements relating to pricing between Jacmar and us, and believes that the terms are at least as favorable or more favorable than we could obtain from another third party offering comparable goods and services.

Consulting Agreement with Gerald ("Jerry") W. Deitchle. Effective February 1, 2013, we entered into a Consulting Agreement with Mr. Deitchle. Pursuant to the terms of the Consulting Agreement, Mr. Deitchle will provide part-time CEO transition services to us from February 1, 2013 through June 30, 2013 (the "Transition Period"). In addition to any non-employee director fees and any other retirement benefits to which Mr. Deitchle is entitled, he will receive a consulting fee of $20,000 per month during the Transition Period as well as a non-accountable expense allowance of $3,000 per month for office, automobile, cell phone and other expenses. We also agreed to allow Mr. Deitchle and his spouse to participate in group health insurance coverage through December 31, 2017.

During the period from July 1, 2013 until the earlier of (i) termination of Mr. Deitchle's service as a member of our Board of Directors, (ii) thirty (30) days following delivery of notice of termination by us or Mr. Deitchle, or (iii) immediately upon Mr. Deitchle's death or disability, Mr. Deitchle will receive a fee of $1,000 per month for consulting services relating to new restaurant site selection and such other services as may be mutually agreed. In the event that such services are expected to exceed more than four hours per month, an appropriate daily fee will be negotiated. In addition, in connection with Mr. Deitchle's retirement as an employee and officer, the Compensation Committee extended the exercise period of Mr. Deitchle's fully vested option to purchase 275,000 shares of our Common Stock, dated January 14, 2005, originally granted under our 1996 Stock Option Plan. The exercise period was extended to February 1, 2014.

Procedures for Approval of Related Party Transactions

We have a written policy concerning the review and approval of related party transactions. Potential related party transactions are identified through an internal review process that includes a review of payments made in connection with transactions in which related persons may have had a direct or indirect material interest. Those transactions that are determined to be related party transactions under Item 404 of Regulation S-K issued by the Securities and Exchange Commission are submitted for review by the Board of Directors for approval and to conduct a conflicts-of-interest analysis. The individual identified as the "related party" may not participate in any review or analysis of the related party transaction.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16 of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file various reports with the Securities and Exchange Commission concerning their holdings of, and transactions in, our securities. Copies of these filings must be furnished to us.

To our knowledge, based solely on a review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe all filings required to be made by our executive officers, directors and greater than 10% beneficial owners under Section 16 of the Securities Exchange Act of 1934 were made on a timely basis except as set forth below. Based on the information provided to us by the persons or entities indicated:

- Kendra D. Miller, our Senior Vice President, failed to timely file a Form 4 with respect to 309 shares withheld in March 2012 to satisfy minimum statutory withholding requirements upon the vesting of restricted stock units. The transaction was reported on a Form 4 filed on March 13, 2012.

- John A. Johnson, our former Chief Information Officer, failed to timely file a Form 4 with respect to 313 shares withheld in October 2012 to satisfy minimum statutory withholding requirements upon the vesting of restricted stock units. The transaction was reported on a Form 4 filed on December 4, 2012.

SHAREHOLDER PROPOSALS FOR 2014 ANNUAL MEETING

Requirements for Shareholder Proposals to be Considered for Inclusion in Our Proxy Materials. In order for a shareholder proposal to be included in the Board of Directors' Proxy Statement for the next Annual Meeting of Shareholders, such proposal must be received at 7755 Center Avenue, Suite 300, Huntington Beach, California 92647, Attention: Corporate Secretary, no later than the close of business on January 1, 2014.

Requirements for Shareholder Proposals and Nominations to be Brought Before the Annual Meeting. Our bylaws govern the submission of nominations for director or other business proposals that a shareholder wishes to have considered at a meeting of shareholders, but which are not included in our proxy statement for that meeting. Under our bylaws, nominations for director or other business proposals to be addressed at our 2014 Annual Meeting may be made by a shareholder entitled to vote who has delivered a notice to our Corporate Secretary at the address indicated above no later than the close of business on March 2, 2014, and not earlier than January 31, 2014. This notice must contain the information required by our bylaws. In the event that the 2014 Annual Meeting is called for a date that is not within thirty days of June 4, 2014, to be timely, notice by the shareholder must be so received not later than the close of business on the tenth day following the date on which announcement of the date of the 2014 Annual Meeting is first made.

These advance notice provisions are in addition to, and separate from, the requirements that a shareholder must meet in order to have a proposal included in the proxy statement under the rules of the Securities and Exchange Commission.

The proxy solicited by the Board of Directors for the 2014 Annual Meeting of Shareholders will confer discretionary authority to vote on any proposal presented by a shareholder at that meeting for which we have not been provided with notice on or prior to March 2, 2014. If the shareholder does not comply with the requirements of Rule 14a-4(c)(2) under the Exchange Act, we may exercise discretionary voting authority under proxies that we solicit to vote in accordance with our best judgment on such shareholder proposal or nomination.

ANNUAL REPORT TO SHAREHOLDERS

Our Annual Report to Shareholders containing our Consolidated Financial Statements for the fiscal year ended January 1, 2013, has been mailed concurrently herewith. The Annual Report to Shareholders is not incorporated in this Proxy Statement and is not deemed to be a part of the proxy solicitation material. Any shareholder who does not receive a copy of such Annual Report to Shareholders may obtain one by writing to us.

OTHER MATTERS

As of the date of this Proxy Statement, the Board of Directors does not know of any other matter which will be brought before the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, or any adjournment thereof, the person or persons voting the proxies will vote on such matters in accordance with their best judgment and discretion.

ANNUAL REPORT ON FORM 10-K

A copy of our Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (exclusive of Exhibits), will be furnished by first class mail without charge to any person from whom the accompanying proxy is solicited upon written request to: BJ'S RESTAURANTS, INC., 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, CALIFORNIA 92647, ATTENTION: CORPORATE SECRETARY. If exhibit copies are requested, a copying charge of $.20 per page may be required.

By Order of the Board of Directors,

Gerald W. Deitchle
Chairman of the Board

Gregory A. Trojan
President and Chief Executive Officer

April 26, 2013
Huntington Beach, California

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 1, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number 0-21423

BJ'S RESTAURANTS, INC.

(Exact name of registrant as specified in its charter)

California	**33-0485615**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

7755 Center Avenue
Suite 300
Huntington Beach, California 92647
(714) 500-2400

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each Exchange on Which Registered
Common Stock, No Par Value	NASDAQ Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (Section 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐ (do not check if smaller reporting company)	Smaller reporting company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the common stock of the Registrant ("Common Stock") held by non-affiliates as of the last business day of the second fiscal quarter, July 3, 2012, was $927,491,761, calculated based on the closing price of our common stock as reported by the NASDAQ Global Select Market on such date.

As of February 22, 2013, 28,139,375 shares of the common stock of the Registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the following documents are incorporated by reference into Part III of this Form 10-K: The Registrant's Proxy Statement for the Annual Meeting of Shareholders.

INDEX

PART I

PART II

PART III

PART IV

BJ'S RESTAURANTS, INC.

PART I

Unless the context otherwise requires, when we use the words "BJ's," "the Company," "we," "us" or "our" in this Form 10-K, we are referring to BJ's Restaurants, Inc., a California corporation, and its subsidiaries, unless it is clear from the context or expressly stated that these references are only to BJ's Restaurants, Inc.

Cautionary Factors That May Affect Future Results (Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

This Form 10-K contains "forward-looking" statements and other information that are based on the current beliefs of our management as well as assumptions made by and information currently available to us. When we use the words "believe," "plan," "will likely result," "expect," "intend," "will continue," "is anticipated," "estimate," "project," "may," "could," "would," "should," and similar expressions in this Form 10-K, as they relate to us or our management, we are intending to identify "forward-looking" statements. These statements reflect our current perspectives and outlook with respect to BJ's future expansion plans, key business initiatives, expected operating conditions and other factors. Moreover, we operate in a very competitive and rapidly changing environment, and new risk factors emerge from time to time. Additional risks and uncertainties that we are currently unaware of, or that we currently deem immaterial, also may become important factors that affect us. It is not possible for us to predict the impact of all of these factors on our business, financial condition or results of operations or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any "forward-looking" statements. Given the volatility of the operating environment and its associated risks and uncertainties, investors should not rely on "forward-looking" statements as any prediction or guarantee of actual results.

"Forward-looking" statements include, among others, statements concerning:

- our restaurant concept, its competitive advantages and our strategies for its continued evolution and expansion;
- the rate and scope of our planned future restaurant development;
- the estimated total domestic capacity for our larger-format restaurants;
- anticipated dates on which we will commence or complete the development and opening of new restaurants;
- expectations as to the timing and success of any expansion of our contract brewing strategy for our proprietary craft beers and sodas;
- expectations for consumer spending on casual dining restaurant occasions in general;
- expectations as to the availability and costs of key commodities used in our restaurants and brewing operations;
- expectations as to our menu price increases and their effect, if any, on revenue and results of operations;
- expectations as to the effectiveness of our planned operational, menu, marketing and capital expenditure initiatives;
- expectations as to our capital requirements and actual or available borrowings on our line of credit;
- expectations as to our future revenues, operating costs and expenses; and
- other statements of expectations, beliefs, future plans and strategies, anticipated developments and other matters that are not historical facts.

Some, but not all, significant factors that could prevent us from achieving our stated goals are set forth in Part I, Item 1A of this Annual Report on Form 10-K and include:

- Our success depends substantially on the favorable image, credibility and value of the BJ's brand and our reputation for offering guests a higher quality, more differentiated total dining experience at a good value.
- Any deterioration in general economic conditions may affect consumer spending and may adversely affect our revenues, operating results and liquidity.

- If we do not successfully expand our restaurant operations, our growth rate and results of operations would be adversely affected.
- Our ability to open new restaurants on schedule in accordance with our targeted capacity growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases, recruiting and training qualified managers and hourly team members to correctly operate our new restaurants and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.
- Access to sources of capital and our ability to raise capital in the future may be limited, which could adversely affect our business and our expansion plans.
- Any deterioration in general economic conditions could also have a material adverse impact on our landlords or on businesses neighboring our locations, which could adversely affect our revenues and results of operations.
- Any failure of our existing or new restaurants to achieve expected results could have a negative impact on our consolidated revenues and financial results, including a potential impairment of the long-lived assets of certain restaurants.
- Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.
- Any decision to either reduce or accelerate the pace of openings may positively or adversely affect our comparative financial performance.
- Our future operating results may fluctuate significantly due to our relatively small number of existing restaurants and the expenses required to open new restaurants.
- A significant number of our restaurants are concentrated in California, Texas and Florida, which makes us particularly sensitive to economic, regulatory, weather and other risk factors and conditions that are more prevalent in those states.
- Our operations are susceptible to changes in our food, labor and related employee benefits (including, but not limited to, group health insurance coverage for our team members), energy and supply costs which could adversely affect our profitability.
- Our costs to construct new restaurants are susceptible to both material and labor cost fluctuations which could adversely affect our return on investment results for new restaurants.
- Our increasing dependence on contract brewers could have an adverse effect on our operations if they cease to supply us with our proprietary craft beer and sodas.
- Government laws and regulations affecting the operation of our restaurants, including (but not limited to) those that apply to the acquisition and maintenance of our brewing and retail liquor licenses, minimum wages, consumer health and safety, group health insurance coverage, nutritional disclosures, and employment-related documentation requirements could increase our operating costs, cause unexpected disruptions to our operations and restrict our growth.
- Our internal brewing, contract brewing and beer distribution arrangements are subject to periodic reviews and audits by various federal, state and local governmental and regulatory agencies and could be adversely affected either as a result of different interpretations of the laws and regulations that govern such arrangements or by new laws and regulations enacted to be promulgated by such governments or agencies.

These cautionary statements are to be used as a reference in connection with any "forward-looking" statements. The factors, risks and uncertainties identified in these cautionary statements are in addition to those contained in any other cautionary statements, written or oral, which may be made or otherwise addressed in connection with a "forward-looking" statement or contained in any of our filings with the U.S. Securities and Exchange Commission ("SEC"). Because of these factors, risks and uncertainties, we caution against placing undue reliance on "forward-looking" statements.

The risks described in this Form 10-K are not the only risks we face. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. There may be other risks and uncertainties that are not currently known by us or that are currently deemed by us to be immaterial. However, they may ultimately manifest themselves and thereby have a material adverse effect on our business, financial condition and/or operating results. Although we believe that the assumptions underlying "forward-looking" statements are reasonable on the dates they are made, any of the assumptions could be incorrect, and there can be no guarantee or assurance that "forward-looking" statements will ultimately prove to be accurate. "Forward-looking" statements speak only as of the date on which they are made. We do not undertake any obligation to modify or revise any "forward-looking" statement to take into account or otherwise reflect subsequent events or circumstances arising after the date that the "forward-looking" statement was made. For further information regarding the risks and uncertainties that may affect our future results, please review the information set forth below under "ITEM 1A. RISK FACTORS."

ASSUMPTIONS USED IN THIS FORM 10-K

Throughout this Form 10-K, our fiscal years ended January 1, 2013, January 3, 2012, December 28, 2010, December 29, 2009, and December 30, 2008, are referred to as fiscal years 2012, 2011, 2010, 2009, and 2008, respectively. Our fiscal year consists of 52 or 53 weeks and ends on the Tuesday closest to December 31 for financial reporting purposes. All fiscal years presented in this Form 10-K, with the exception of fiscal year 2011, consisted of 52 weeks. Additionally, all quarters, with the exception of the fourth quarter in fiscal year 2011, consisted of 13 weeks. Fiscal year 2011 consisted of 53 weeks with a 14-week fourth quarter; therefore, all financial references to fiscal year 2011 assume 53 weeks of operations, unless noted otherwise. We have included in this Form 10-K certain discussions of financial information for fiscal 2011 on an adjusted 52-week comparative basis to assist readers in making comparisons to our current and prior fiscal years.

ITEM 1. BUSINESS

GENERAL

As of February 25, 2013, we owned and operated 130 restaurants located in the 15 states of California, Texas, Florida, Arizona, Nevada, Colorado, Ohio, Oregon, Oklahoma, Washington, Indiana, Kansas, Kentucky, Louisiana and New Mexico. Our restaurants operate under the BJ's Restaurant & Brewery®, BJ's Restaurant & Brewhouse®, BJ's Pizza & Grill®, or BJ's Grill® names. Our menu features our BJ's award-winning, signature deep-dish pizza, our hand-tossed style pizza, our proprietary craft beers and other beers, as well as a wide selection of appetizers, entrees, pastas, sandwiches, specialty salads and desserts, including our Pizookie® dessert. Our BJ's Restaurant & Brewery® restaurants feature on-premise brewing facilities where BJ's proprietary craft beers are produced for some of our restaurants. Currently, three of our restaurants have active brewing operations on-premise, while the remainder of our proprietary beer requirements is provided by third-party craft brewers ("contract brewers") using our proprietary recipes. Our six BJ's Pizza & Grill® restaurants are a smaller-format, full-service restaurant when compared to our large format BJ's Restaurant & Brewhouse® and BJ's Restaurant & Brewery® locations and reflect the original format of the BJ's restaurant concept that was first introduced in 1978. Our BJ's Restaurant & Brewhouse® format currently represents our primary expansion vehicle. In October 2011, we opened our first BJ's Grill® location in Anaheim Hills, California. BJ's Grill® is a smaller footprint restaurant that is currently intended to serve as a live research and development restaurant, where certain food, beverage, facility, technological and operational enhancements will be tested for potential application to our larger restaurants.

The first BJ's restaurant was opened in 1978 in Orange County, California and was focused on bringing the unique flavor of deep-dish pizza to southern California. We acquired the BJ's restaurant concept in 1995 from its original founders. Our initial public offering of common stock occurred in 1996. Over the years we expanded the BJ's concept from its beginnings as a small pizzeria to a full service, high energy casual dining restaurant with a broad menu including appetizers, specialty salads, soups, pizza, pastas, sandwiches, entrees and desserts. In 1996, we introduced our proprietary craft beers when we opened our first BJ's Restaurant & Brewery® in Brea, California. Beginning in 2002, with the opening of our first restaurants in the state of Texas, we began using qualified third-party contract brewers to supply us with our proprietary beer due to certain liquor license restrictions in that state. Our differentiated, high-quality, craft beers have added a unique dimension to the BJ's concept which further distinguishes BJ's from many other restaurant concepts, and complements our signature pizza and many of our other menu items. Over the years, our proprietary beers have earned 30 medals at the Great American Beer Festival. Our restaurants also offer a large variety of high quality "guest" draft beers on tap to complement BJ's high quality, proprietary beers and enhance BJ's competitive positioning as a leading retailer of craft beer in the casual dining segment of the restaurant industry.

We compete in the casual dining segment of the restaurant industry, which is a large, highly fragmented segment with estimated annual sales in the $100+ billion range. The casual dining segment of the restaurant industry has become a fairly mature segment of the restaurant industry. According to some industry analysts and observers, the annual rate of sales growth for the segment has been gradually decreasing since 2004 as a result of increased competition from more innovative quick-service and "fast casual" restaurant concepts and other food-away-from-home retailers; a leveling off of certain favorable demographic trends (the number of two wage-earner households, etc.); and a perceived over-supply of casual dining restaurants compared to demand. We believe that, in addition to these factors, the segment has suffered from low levels of innovation and a general reduction in the overall quality and differentiation of many of the larger, more mature "mass market" casual dining chains that collectively operate several thousand "commoditized" restaurants. We believe that the BJ's restaurant concept offers consumers a higher quality, more contemporary and approachable "casual-plus" dining experience with higher energy and relevance for about the same amount of money. Accordingly, our primary business objective is to continue our national expansion program and attempt to capture additional market share in the segment over time.

Our Internet address is http://www.bjsrestaurants.com. Electronic copies of our annual report on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K are available, free of charge, by visiting the "Investor Relations" section of our website at http://www.bjsrestaurants.com. These reports are posted as soon as reasonably practicable after they are electronically filed with the SEC. We caution that the information on our website is not part of this or any other report we file with, or furnish to, the SEC.

THE BJ's RESTAURANT CONCEPT AND MENU

Our primary growth objective is to gradually expand the BJ's "casual-plus" restaurant concept nationwide during the next several years and to consistently deliver the BJ's dining experience at the "BJ's Gold Standard of Operational Excellence" (i.e., by providing a genuine commitment to passionately connect with every guest, on every visit, through the flawless and relentless execution of every detail during every shift – to create and keep fanatical fans of BJ's concept and brand). We believe that by delivering upon this commitment to our guests, we should have the best opportunity to generate significant repeat business and capture additional market share in the casual dining segment of the restaurant industry. To achieve these objectives, we plan to focus primarily on the opening of additional BJ's Restaurant & Brewhouse® format restaurants in new and existing markets in a carefully controlled manner. The term "casual-plus" (or "premium casual" or "polished casual") typically refers to a competitive positioning that has greater quality and differentiation when compared to the more mature, "mass market" casual dining concepts with average guest checks of $12.00 to $16.00, but not necessarily as extensive as the "upscale casual" concepts that typically have average guest checks well in excess of $16.00.

Our signature menu offering is our deep-dish pizza, which was introduced in 1978. Our unique version of deep-dish pizza is unusually light, with a crispy, flavorful, bakery-type crust. Our pizza is topped with high-quality meats, fresh vegetables and a blend of five cheeses. In addition to our signature deep-dish pizza, we also offer thin, flatbread pizzas. In September 2012, we introduced a traditional, hand-tossed pizza. In fiscal 2012, total pizza sales represented approximately 15% of our total restaurant sales.

In addition to pizza, we have a broad menu featuring appetizers, specialty salads, soups, pastas, sandwiches, entrees and desserts. Examples of our other menu offerings include Santa Fe Spring Rolls, BBQ Chicken Chopped Salad, Grilled Pork Chops, Chicken Marsala, Cajun Pasta, Fish Tacos, Balsamic Glazed Chicken, and our famous original BJ's Pizookie® dessert. All of our menu items are prepared to order using high-quality ingredients. This broad menu, which we continually evolve, is an important factor in our differentiation from many other casual dining competitors. Over the last several years we have continued to evolve and differentiate our menu offerings. For example, we introduced our "Snacks and Small Bites" menu category in fiscal 2010, which features individual appetizers priced between $2.95 and $4.95. During fiscal 2011, we introduced our new Enlightened Entrées® menu category, consisting of several innovative menu offerings that contain 575 calories or less and in 2012 we introduced our hand-tossed pizza. Our menu entrees generally range in price from $7.25 to $22.95, and our daily lunch specials start at $5.95. We estimate that our average guest check in 2012, including beverages, was approximately $14.00. Our extensive menu and moderate pricing allow us to appeal to a variety of guests and dining occasions, including everyday lunch and dinner, special occasions, and late night business. We believe these competitive attributes were a significant factor in our achievement of relatively strong comparable restaurant sales increases of 3.2%, 6.6%, and 5.6% for fiscal 2012, 2011, and 2010, respectively, despite the very difficult and volatile environment for consumer discretionary spending during those years. There can be no assurance that increases in comparable restaurant sales will continue to be achieved in the future.

Our large, flexible kitchens and bars allow us to adapt to changing consumer tastes and trends regarding food and beverages. Generally, we evaluate our menu offerings and prices two to three times a year, and we may add, delete or modify certain menu offerings at those times. Substantially all prospective menu and beverage offerings are initially evaluated by our internal menu development team and then tested in selected restaurants before any company-wide rollout.

All of our restaurants feature our award-winning, proprietary craft beers, which we believe not only differentiates us from many other restaurant concepts, but also enhances our desire to provide greater quality and uniqueness to our guests. Approximately 9% of our total restaurant sales in 2012 consisted of our proprietary craft beers, which are freshly brewed and are not pasteurized. We also offer as many as 30 "guest" domestic and imported craft beers on our draft beer taps, in addition to a selection of bottled Belgian beers in the majority of our restaurants. Our expanded beer offerings are intended to enhance BJ's competitive positioning as a leading retailer of craft beer in the casual dining segment of the restaurant industry. During 2012, approximately 30% of our proprietary beer was produced at our in-house breweries located in three of our restaurants, and then distributed to our other locations in a "hub and spoke" fashion. The remaining 70% of our proprietary beer was produced by other qualified contract brewers using our proprietary recipes. During 2012, our in-house breweries produced approximately 17,000 barrels of beer, and contract brewers produced approximately 39,000 barrels of beer for distribution to our restaurants. We expect our third party contract brewers will be producing the majority of our beers going forward. We also offer a selection of popular wines and spirits for sale in our restaurants. Alcoholic beverages, including our craft beers, represented approximately 22% of our total restaurant sales in 2012.

RESTAURANT OPERATIONS

Based on internal and publicly available data, we believe that our larger-format brewery and brewhouse restaurants, on average, generate relatively high guest traffic per square foot compared to many other casual dining concepts. Therefore, we have implemented operational systems and procedures to support our desire to run our restaurants "quality fast," particularly at peak dining periods, in order to effectively and efficiently process every guest transaction. In order to serve our relatively large number of guests, we carefully select, train and supervise our restaurant-level employees ("team members"). The typical management team for a BJ's Restaurant & Brewery® and BJ's Restaurant & Brewhouse® consists of a General Manager, an Executive Kitchen Manager and four to five other managers depending on the sales volume for each restaurant. Additionally, each restaurant typically employs an average of approximately 150 hourly team members, many of whom are paid at the statutory minimum wage level and work part-time. The General Manager is responsible for the day-to-day operations of their restaurant, including hiring, training, and the development of personnel, as well as for sales and operating profit. The Executive Kitchen Manager is responsible for managing food quality and preparation, purchasing, inventories and kitchen labor costs.

The General Manager of each restaurant reports to a Director of Operations or an Area Vice President, who generally supervises six to eight restaurants and who in turn reports to a Regional Vice President or a Senior Regional Vice President. Additionally, we have several Regional Kitchen Operations Managers who oversee the food quality and consistency in our restaurants and help educate, coach and develop our kitchen team members.

Our Regional Kitchen Operations Managers report to a Regional or Senior Regional Vice President. Our Regional and Senior Regional Vice Presidents report to our Chief Restaurant Operations Officer who oversees all aspects of restaurant operations including kitchen and bar operations, restaurant facility management, new restaurant openings and the roll-out of key operational initiatives. All of our restaurants prepare detailed monthly operating budgets, and compare their actual results to their budgets. We also measure the productivity and efficiency of our restaurant operations using a variety of qualitative and quantitative statistical indicators such as kitchen ticket times, actual versus theoretical food waste, items produced or sold per labor hour, controllable operating costs per guest served and other activity measures.

Excluding our BJ's Pizza & Grill® restaurants, our typical restaurant hours of operations are generally from 11:00 am to 12:00 am Sunday through Thursday and 11:00 a.m. to 1:00 a.m. Friday and Saturday. Our restaurants are typically open every day of the year except for Thanksgiving and Christmas. Most of our restaurants currently offer either in-house and/or third-party delivery service. Additionally, all restaurants offer call-ahead seating, on-line ordering for guest pick-up and reservations for larger sized parties.

Our goal is to staff our restaurants with qualified, trained and enthusiastic team members who desire to be an integral part of BJ's fun, premium casual atmosphere and, at the same time, have the passion, intensity, work ethic and ability to execute our concept correctly and consistently on every shift. Prior experience in the restaurant industry is only one of the qualities management looks for in our restaurant team members. Enthusiasm, motivation, dependability, integrity, and the ability to interact well and connect with our guests and correctly execute our concept are some of the key qualities of BJ's management and team members.

In order to maintain our high standards, all new restaurant hourly team members undergo formal training from certified Team Member Instructors at each restaurant. Our Team Member Instructors oversee the training by position for each new hourly team member and are also utilized to support our new restaurant openings. Our hourly team goes through a series of in-depth interactive and automated training for their respective positions. New restaurant managers are required to successfully complete an 11-week comprehensive advanced management training program dedicated to all aspects of the operation of our restaurants including both restaurateuring and restaurant business-related topics. Our restaurant management training program is directed by our Senior Vice President of Operations Talent Development and is closely monitored by our field supervision team. We continuously review our training curriculum for our hourly team members, new managers and our existing restaurant managers. Additionally, beginning in 2010, we added several new continuing education classes including our "Beermaster" program for all of our General Managers and "BJ's Kitchen Academy" to develop additional Kitchen Managers. In addition to anti-harrassment instruction, in 2012, we added a "Respectful Workplace" program for all restaurant management.

Our future growth and success are highly dependent upon our ability to attract, develop and retain qualified restaurant management and hourly team members. We attempt to accomplish this by providing our team members with opportunities for increased responsibilities and advancement as well as performance-driven incentives based on both financial and guest satisfaction metrics. We also support our team members by offering what we believe to be competitive wages and, for eligible team members, competitive fringe benefits (including a 401(k) plan with a company match, medical insurance and dining discounts). Additionally, all of our General Managers, Executive Kitchen Managers, Regional Kitchen Operations Managers, Directors of Operations and certain brewery operations team members are eligible to be selected to participate in our Gold Standard Stock Ownership Program that operates under the authority of our 2005 Equity Incentive Plan ("the Plan"). This program is intended to be a long-term wealth building program based on awards of restricted stock units or other equity-based awards and is dependent on the participant's extended service with us in their respective positions and their achievement of certain agreed upon performance objectives during that service period (generally five years).

RESTAURANT SITE SELECTION AND EXPANSION OBJECTIVES

Our BJ's Restaurant & Brewhouse® format is currently expected to represent the vast majority of our planned new restaurant growth for the foreseeable future. We may also open new BJ's Restaurant & Brewery® formats if operating an on-site brewery is the only legally permissible way to offer our proprietary craft beer in certain highly-desirable locations. We may also consider opening the smaller-format BJ's Grill® or a smaller-format BJ's Restaurant & Brewhouse® restaurant as fill-in locations in certain densely-populated, urban trade areas, or in smaller cities where a larger-format location could not be obtained or is not appropriate.

We desire to obtain high-quality, high-profile locations for our "casual-plus" restaurants, which we believe have the ability to draw guests from a larger area than most "mass market" casual dining chain restaurants. The sizes of our restaurant trade areas vary from location to location, depending on a number of factors such as population density, retail traffic generators and geography. We believe the locations of our restaurants are critical to our long-term success. Accordingly, we devote significant time and resources to analyzing each prospective site. Since BJ's has proven that it can be successful in a variety of locations (urban or suburban shopping malls, retail strip centers, lifestyle centers, and entertainment centers – either freestanding or in-line) and in a variety of income demographics, we can be highly selective and flexible in choosing suitable locations. In general, we currently prefer to open our restaurants at high-profile sites in mature trade areas with dense populations. Additionally, we target geographic regions that allow us to build multiple restaurants in those areas. This "clustering" approach can provide specific economic benefits including lower supply and distribution costs, improved marketing efficiencies, management supervision leverage and increased brand awareness. It is not our current intention to open new restaurants in locations that compete for significant numbers of customers with our existing restaurants. However, as with most growing retail and restaurant chain operations, there can be no assurance that sales transfers or "cannibalization" among our locations will not inadvertently occur or become more significant in the future as we gradually increase our presence in existing markets to maximize our competitive position and financial performance in each market.

During fiscal 2012, we opened 16 new restaurants, including the relocation of an existing, smaller-format "Pizza & Grill" restaurant in Boulder, Colorado. As a result, we successfully achieved our stated goal to increase our total restaurant operating weeks by approximately 11% during the year based on a 52 to 53 week comparison (13% on a 52 to 52 week comparison). During 2013, we plan to open as many as 17 new restaurants, including one relocation of an existing older, smaller-format "Pizza & Grill" restaurant in Eugene, Oregon to a new site that can support a larger-format "Brewhouse" restaurant. We have targeted an approximate 12% increase in total restaurant operating weeks for fiscal 2013. Based on information currently available, during 2013 we expect to open as many as five restaurants during the first half of the year and as many as 12 restaurants in the second half of the year. However, there are a number of risks associated with opening new restaurants and entering new markets, and it is difficult for us to precisely predict the timing of our new restaurant openings due to many factors that are outside of our control, including those identified under "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K.

We have signed leases or letters of intent for all of our potential restaurant openings for fiscal 2013. As of February 25, 2013, the following table sets forth information with respect to future restaurant locations that we expect to open in fiscal 2013 and beyond for which leases or purchase agreements have been executed:

Future Restaurants with Signed Leases
Florence, Kentucky
Oklahoma City, Oklahoma
Eugene, Oregon
Vienna, Virginia
Puyallup, Washington
Redmond, Washington

Future Restaurants with Underlying Land Purchased
Fort Collins, Colorado
Coral Springs, Florida
Jacksonville, Florida

We are currently negotiating additional leases and/or real estate purchases for potential future locations for fiscal 2013 and 2014. From time to time, we will evaluate opportunities to acquire and convert other restaurant locations or entire restaurant chains to the BJ's Restaurant concept. However, we currently have no binding commitments (other than the signed leases or land purchase agreements set forth in the table above) or agreements to acquire or convert any other restaurant locations or chains to our concepts.

We typically enter into leases for our locations for primary periods of 15 to 20 years. We also negotiate for and obtain lease extension options in most instances. Our restaurants can either be freestanding or in-line, and we may utilize both ground leases and build-to-suit leases. Our rent structures vary from lease to lease, but generally provide for the payment of both minimum base rent and contingent (percentage) rent based on restaurant sales. We generally are also responsible for our proportionate share of common area maintenance ("CAM"), insurance, property tax and other occupancy-related expenses under our leases. We expend cash for leasehold improvements and furnishings, fixtures and equipment to build out our leased premises. We may also expend cash for permanent structural additions that we make to leased premises. We also expend cash for restaurant preopening costs. At times, we may have some of our costs to open a restaurant effectively reimbursed to us by our landlords in the form of tenant improvement allowance incentives pursuant to agreed-upon terms in our leases. If obtained, these allowances usually take the form of up-front cash, full or partial credits against minimum or percentage rents otherwise payable by us, or a combination thereof. However, there can be no assurance that such allowances will be available for every potential location that we seek to develop into a new restaurant. Generally, a landlord will charge us additional rent for any allowances provided to us in this regard. We may also purchase the land underlying certain restaurant locations if it becomes available. However, it is not our current strategy to own a large number of land parcels that underlie our restaurants. In many cases, we subsequently enter into sale-leaseback arrangements for land parcels that we purchase.

TARGETED NEW RESTAURANT ECONOMICS

In selecting sites for our restaurants, an important objective is to earn a suitable rate of return on our investment. However, this return often cannot be meaningfully measured until our restaurants reach their mature run-rate levels of sales and profitability. Maturation periods vary from restaurant to restaurant, but generally range from two to five years. On average, we currently target a blended 25% return on our invested capital, and a blended 20% return on total invested capital, which includes our invested capital and a factor for the landlord's invested capital (based on a capitalized value of minimum rents to be paid to the landlord) for each group of new restaurants to be opened each year, measured once the restaurants reach their mature level of operations. Our targeted returns on invested capital in new restaurants may change in the future, depending upon competitive conditions in the casual dining segment, real estate market conditions, construction and operating cost trends and other factors both within and outside of our control.

The aforementioned return-on-investment targets for our restaurant operations do not consider any allocations of opening costs, field supervision and corporate support expense; exclude non-cash items such as depreciation, amortization and equity-related compensation expense; exclude income taxes; and do not represent a targeted return on an investment in our common stock. Additionally, the actual performance of any new restaurant location will usually differ from its originally targeted performance due to a variety of factors, many of which are outside of our control, and such differences may be material. There can be no assurance that any new restaurant opened will have similar operating results to those of established restaurants. See "Risk Factors" in Part I, Item 1A of this Annual Report on Form 10-K for a discussion of certain risks relating to the development and operation of our restaurants.

We generally target our new restaurants to achieve average annual sales at maturity of $5.5 million to $6.5 million, and we generally target an average "four wall" estimated operating cash flow margin in the range of 18% to 20% at maturity, after all occupancy expenses. Not all new restaurants are expected to achieve our average return-on-investment targets. Some may be targeted to achieve higher returns and some may be targeted to achieve lower returns, based on factors specific to each restaurant location. These factors include, among other things, the level of overall consumer and market awareness for our brand in the location's general trade area; the specific occupancy structure and capital expenditure requirement for the location; the availability and amount of tenant improvement allowances; and the expected operating cost structure in the trade area (minimum hourly wages, local costs for fresh commodities such as produce, etc.).

Our prototypical BJ's Restaurant & Brewhouse® location is approximately 8,500 productive square feet in size, and we generally target average annual sales per productive square foot to be in the range of $650 to $775. During 2012, our 114 restaurants that were open for the entire year achieved sales greater than $700 per productive square foot on average. Our investment costs for new restaurants vary significantly depending on a number of factors including, but not limited to their absolute sizes, layouts (custom or prototype), type of construction labor (union or non-union), local permitting requirements, the scope of any required site work, the cost of liquor and other licenses and hook-up fees, geographical location and facility type (brewery compared to brewhouse). In general, our gross cash investment for site improvements, buildings, other leasehold improvements and furniture, fixtures and equipment (excluding any tenant improvement allowances we may receive from landlords) currently averages approximately $570 per square foot for a typical free standing BJ's Restaurant & Brewhouse®. We typically seek tenant improvement allowances in the range of $100 to $200 per square foot. However, not every location we develop into a restaurant will have such allowances available. During 2012, we opened 16 new restaurants, of which only ten restaurants received tenant improvement allowances. For these ten restaurants, our average tenant improvement allowance was approximately $135 per square foot. Due to the current unfavorable conditions in the general economy and the credit markets that have impacted the financial positions and flexibility of many retail project developers, we currently expect that fewer tenant improvement allowances will likely be available for the foreseeable future.

It is common in the casual dining industry for many new locations to initially open with sales volumes well in excess of their sustainable run-rate levels. This initial "honeymoon" sales period usually results from the energy and excitement generated by restaurant openings in new or remodeled lifestyle centers or retail projects that generate unusually high consumer traffic during grand openings. During the several months following the opening of new restaurants, consumer traffic and sales volumes will gradually adjust downward to their expected, more predictable and sustainable run-rate levels. In fact, it may take 12 to 24 months for a new restaurant's sales to eventually settle at a more predictable and sustainable run-rate level. Every restaurant has its own individual opening sales pattern, and this pattern is difficult to predict. For example, many BJ's restaurant openings in our "home" state of California often experience "honeymoon" sales periods where sales may initially be 20% to 40% higher than their expected run-rate level. On the other hand, many BJ's restaurant openings in other states, where the BJ's concept is not that well known, can often experience a "reverse honeymoon" sales period, where initial sales may be 20% to 30% less than where we expect their run-rate level to ultimately settle.

Additionally, all of our new restaurants usually require several months after opening, if not longer, to reach their targeted restaurant-level operating margin due to cost of sales and labor inefficiencies commonly associated with more complex casual dining restaurants. How quickly new restaurants achieve their targeted operating margin depends on many factors, including the level of consumer familiarity with our brand when we enter new markets, as well as the availability of experienced managers and team members, and the time required to negotiate and obtain favorable costs for certain fresh food items and other supplies from local suppliers. As a result, a significant number of restaurant openings in any single fiscal quarter, along with their associated opening expenses, could have a significant impact on our consolidated results of operations for that period. Therefore, our results of operations for any single fiscal quarter are not necessarily indicative of results expected for any other fiscal quarter nor for a full fiscal year.

RESTAURANT OPENING EXPENSES

Restaurant opening expenses (also referred to as "preopening" expenses) include incremental out-of-pocket costs that are directly related to the openings of new restaurants that may not be otherwise capitalized. As a result of the more complex operational nature of our "casual-plus" restaurant concept compared to that of a typical casual dining chain restaurant, the preopening process for our new restaurants is more extensive, time consuming and costly. The preopening expense for one of our restaurants usually includes costs to compensate an average of six to seven restaurant management team members prior to opening; costs to recruit and train an average of 150 hourly restaurant team members; wages, travel and lodging costs for our opening training team and other support team members; costs for practice service activities; and straight-line minimum base rent during the construction and in-restaurant training period in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP"). Preopening expenses will vary from location to location depending on a number of factors, including the proximity of our existing restaurants; the amount of rent expensed during the construction and in-restaurant training periods; the size and physical layout of each location; the number of management and hourly team members required to operate each restaurant; the relative difficulty of the restaurant staffing process; the cost of travel and lodging for different metropolitan areas; the timing of the restaurant opening; and the extent of unexpected delays, if any, in obtaining necessary licenses and permits to open the restaurant. The acquisition of our necessary operating licenses and permits may also be dependent on our landlords obtaining their licenses and permits, as well as fully completing their construction activities for the retail projects in which our leased premises are located.

Our preopening expense for a prototypical BJ's Restaurant & Brewhouse® location averaged approximately $0.5 million in 2012. Preopening expenses will be higher for non-prototypical, "custom footprint" restaurants and for a restaurant's initial entry into a new market. During fiscal 2013, we plan to open our first two restaurants in the Maryland/Northern Virginia market, where we expect to incur initially higher preopening costs. We usually incur the most significant portion of direct preopening costs within the two-month period immediately preceding and the month of a restaurant's opening. Preopening costs can fluctuate significantly from period to period, based on the number and timing of restaurant openings and the specific preopening costs incurred for each restaurant. We expense preopening costs as incurred.

BREWERY OPERATIONS

Sales of our proprietary recipe, craft beers represented approximately 9% of our total restaurant sales during fiscal 2012. In substantially all of our restaurants we also offer a wide selection of other popular craft beers on tap. Accordingly, total sales of beer represented approximately 12% of our total restaurant sales during fiscal 2012.

On average, each of our larger-format restaurants utilized approximately 500 barrels of our proprietary craft beer during fiscal 2012. Our internal brewery operations originated in 1996 with the opening of the first large-format BJ's Restaurant & Brewery® location in Brea, California, which included our first on-site brewery. The Brea BJ's Restaurant & Brewery® serviced not only that restaurant, but also several other California restaurants, using a "hub and spoke" production and distribution model that is legally permitted in California with certain limitations and restrictions. Over the years we gradually increased the number of our on-site breweries. Starting in 2002, we also began utilizing qualified contract brewers to produce our beer in Texas and other jurisdictions where the "hub and spoke" production model was not legally permitted. In 2012, our internal breweries produced approximately 17,000 barrels of beer, and contract brewers produced approximately 39,000 barrels of beer. Our on-site breweries are typically staffed with a head brewer and an assistant brewer, who report to a brewing director. Production planning and quality control are monitored by our corporate brewery operations department which is led by our Senior Vice President of Brewing Operations. Additionally, our on-site and contract breweries periodically send out samples of each batch of BJ's beer to an independent laboratory for quality control testing purposes.

The continued growth of our restaurant locations has resulted in a commensurate increase in our requirement for our proprietary craft beer. As a result of that growing requirement, and also in light of the constraints imposed by various state "tied-house" laws which regulate how alcoholic beverages are manufactured, distributed and marketed, we decided in 2002 to begin accessing the services of additional, larger-scale contract brewers with greater economies of scale and quality control capabilities. We also concluded that the "brewpub" method of brewing beer per individual restaurant, while legally permitted in most states, was an excessively costly and inefficient way to build a national restaurant operation with a significant, proprietary craft beer component. We currently believe that larger-scale contract brewing under our indirect supervision represents the optimal production method for our craft beers as we continue the expansion of our restaurants nationally. We also believe that the average production cost per barrel of beer can be gradually reduced over the longer term as a result of large-scale contract brewing. However, freight costs from our current contract brewing locations will likely absorb a large portion of those production cost savings until we can increase the number of restaurants we operate and obtain increased efficiencies within our beer distribution network. Provided that these larger-scale contract brewing relationships prove to be satisfactory, we intend to continue to gradually expand our contract brewing capabilities and gradually rebalance our remaining internal beer production activities to focus on our specialty, seasonal, and research and development beers. As part of this rebalancing effort, we may elect to decommission additional internal breweries, which may result in the disposal of brewery related assets. We will continue to evaluate the benefits of internal brewing versus contract brewing and consider factors such as availability of adequate production capacity, brewery quality control procedures, federal and state laws, consistency of corporate and brand strategy, and the operating and capital costs associated with contract brewing versus the costs of brewery ownership. We estimate our total proprietary beer requirement to be approximately 70,000 barrels for fiscal 2013, with approximately 75% of that requirement expected to be produced by contract brewers. Contract brewers will also produce substantially all of our craft sodas and cider products. As of February 25, 2013, we still have three restaurants with active brewing operations (one large production brewery in Reno and two smaller research & development breweries in Chandler and Boulder).

Our proprietary root beer soda has been offered to guests in our restaurants for several years and is one of our most popular non-alcoholic beverages. In the past, we have produced this product in one or more of our internal breweries and arranged for its shipment to our restaurants either in finished kegs or in syrup form for further "brewing" at the restaurants, depending on the configuration of each restaurant's physical facility. During the past few years, we have added other flavors to our proprietary craft sodas product line, including cream soda, orange and black cherry. Based on the steadily increasing popularity and sales of these products, we decided during 2010 to outsource their production to a third-party contractor that possesses greater capacity and production economies of scale than we do.

Our increasing dependence on contract brewers could have an adverse effect on our operations if they cease to supply us with our proprietary craft beer and sodas. Refer to "Item 1A – Risk Factors" in this Form 10-K.

MARKETING AND ADVERTISING

We believe that the most effective method, over the long run, to protect and enhance our guest visit frequency is to spend our marketing dollars on the plate and provide better food quality, service and facilities to our guests. However, with the slowdown of the national economy and the maturation of the casual dining segment of the restaurant industry, we have been prudently increasing our marketing expenditures to improve our overall awareness in the markets that we operate. This has allowed us to maintain our "top-of-mind awareness" with consumers and to promote our new menu offerings and guest services. Additionally, during 2012, we introduced "BJ's Premier Rewards" guest loyalty program to all of our restaurants which enables participants to earn points for each qualifying purchase and redeem the points for rewards including foods discounts, trips, events and other items. We believe our guest loyalty program will allow us to better connect with our guests by enhancing the overall dining experience. While we continue to refine the structure and operation of our loyalty program, there can be no assurance that it will prove to be successful. During 2012 we also tested a limited flight of television advertising in three of our markets with the goal of building additional brand awareness. Additional television tests are contemplated during fiscal 2013 in selected markets; however, no decision has been made to commit to sustained television advertising levels in any of our markets.

Our marketing related expenditures were approximately 1.5%, 1.2%, and 0.8% of revenues for 2012, 2011, and 2010, respectively. We intend to continue investing approximately 1.5% to 2.0% of our revenues in marketing-related activities in 2013. However, depending on the current operating conditions for casual dining restaurants, we may decide to increase or decrease our marketing expenditures beyond our current expectations. In addition to our "top-of-mind awareness" advertising that utilizes print and internet-based media, we may also utilize targeted reduced-price offers for certain restaurants in certain trade areas, from time to time, to stimulate guest trial and frequency. Additionally, we are actively using social media (Facebook®, Twitter® and

Google+) to engage our guests by providing an interactive forum for them to relate with us (and each other), as well as to learn what is new and exciting in our restaurants.

CHARITABLE ACTIVITIES

The BJ's Restaurants Foundation (the "Foundation"), a 501(c)(3) qualified non-profit charitable organization, is principally dedicated to supporting charities that benefit children's healthcare and education, with a primary focus on the Cystic Fibrosis Foundation ("CFF"). Our Chairman of the Board of Directors and three of our current executive officers currently serve on the Foundation's six-person board of directors. We also focus on the support of other local community and charitable causes, providing food and other resources for many worthwhile charitable events. Our commitment to supporting humanitarian causes is exemplified by our "Cookies for Kids" program, which supports CFF by donating a portion of our Pizookie® sales to CFF. In addition, we arrange for the collection and donation of other funds to CFF through our restaurant preopening training programs. As a collective result of these programs combined with programs administered by the Foundation, we donated $0.5 million, $0.6 million, and $0.5 million to CFF during fiscal 2012, 2011, and 2010, respectively.

The Foundation's Team Action to Support Communities ("TASC Force") program recognizes and rewards the volunteer efforts of our restaurant team members across the country as they help to give back to the communities in which our restaurants do business. The TASC Force program received the prestigious Restaurant Neighbor Award in the large business category for 2009 from the National Restaurant Association. The TASC Force teams have helped fulfill the wishes of special needs kids, placed flags in a national cemetery by the graves of fallen soldiers, painted over unsightly graffiti and helped clean up beaches, parks and school grounds. In addition, the TASC Force teams have hosted blood drives, worked with Special Olympics, painted houses for elderly citizens, supported Habitat for Humanity and re-built playgrounds. The TASC Force teams have also worked at food banks, participated in fundraising runs and walkathons and delivered food to families in need.

INFORMATION SYSTEMS

We believe it is extremely important to provide our operators with state of the art technology so that they can better serve our guests in a more productive and efficient manner. These technologies include an automated kitchen display system ("KDS") and bar display system ("BDS"), a web-based labor scheduling and productivity analyzer system, a theoretical food cost system and an automated front desk table management system. Each of these systems is integrated into our Point of Sale ("POS") system which is used to record sales transactions, send menu orders to our kitchen, batch and transmit credit card transactions, record team member time clock information and to produce a variety of management reports. Our KDS is an automated routing and cooking station balancing system which improves cooking station productivity, synchronizes order completion, provides valuable ticket time and cooking time data, and allows for more efficient levels of labor without sacrificing quality. Our BDS is an automated routing and beverage station balancing system which improves beverage station productivity by further leveraging our automation capability. Additionally, our web-based labor scheduling and productivity analyzer automates the labor scheduling for the managers and team members and produces a number of real-time key performance indicators and productivity reports for our management team. Our theoretical food cost system and automated food prep system allow us to better measure our product yields and waste in our kitchens and help reduce kitchen errors and eliminate excessive waste. Our automated front desk table management system helps us to better optimize the overall seating efficiencies and "table turns" in our restaurants and our human capital management system improves our ability to manage the talent development of our team members. In 2012, we implemented a new technology infrastructure co-location data center to further minimize the risk of service disruptions and improve operational support. Many of our analytical systems provide information to our restaurant support center and our field supervision organization on a daily basis, which enables our senior management to monitor certain metrics of our business on a daily, weekly and monthly basis. This toolset was also extended further as we implemented a mobility-enabled system that provides our operations leadership with near real-time visibility to key restaurant metrics.

Going forward, we will continue to develop restaurant and support technologies that help improve financial management, cost control, the guest experience and team member effectiveness. During fiscal 2013, we plan to implement a series of new technologies at the restaurant including, but not limited to, a new team member portal to help us more effectively communicate and engage with our team members and an advanced online ordering platform that improves guest convenience and speed of ordering thereby increasing our capacity outside of the restaurant's four walls. We will also further leverage the foundation set forth in 2012 by continuing to expand the services that our co-location data center hosts as well as a series of tests related to pay at the table options for our guests.

SUPPLY CHAIN MANAGEMENT

Our supply chain department, working together with our culinary research and development team, is responsible for the selection and procurement of all of our food ingredients, beverages, products and supplies for our restaurants and brewery operations. This department, in conjunction with our brewery operations department, also manages our third-party contract brewing and craft soda production arrangements. Additionally, the supply chain department also manages procurement agreements in the areas of energy, transportation and general corporate services. We seek to obtain the highest quality menu ingredients, products and supplies from reliable, approved sources at competitive prices. We continually research and evaluate various food ingredients, products and supplies for consistency and quality and compare them to our detailed specifications. Ingredient specifications are mandated by the supply chain department in order to consistently maintain the highest quality ingredients and operational materials. In order to maximize operating efficiencies between purchase and usage, each restaurant's executive kitchen manager determines daily usage requirements for food ingredients, products and supplies for their restaurant and places all orders with vendors approved by our supply chain department. Our executive kitchen managers also inspect our deliveries to ensure that the items received meet our quality specifications and negotiated prices. For many of our menu ingredients, we have arranged for acceptable alternative manufacturers, vendors, growers and shippers available in order to reduce risk in our supply chain.

Where economically feasible and possible, we attempt to negotiate both short-term and long-term contracts for key commodities used in the preparation of our food and beverage offerings, based on our expected requirements for each fiscal year. If our attempts are successful, most of our contracts typically range in duration from three to twelve months, and are generally set to expire at the end of calendar quarters (if quarterly in duration) or at the end of our fiscal year (if annual in duration). We attempt to contract for the majority of our more significant commodities (chicken, beef and wheat-based products) for various periods of time with the objective of stabilizing our costs and ensuring product availability. However, there is no assurance that we will be able to continue to do so in light of the continuing volatility in the supplies and costs for many food commodities in general. Although we currently do not directly engage in future contracts or other financial risk management strategies with respect to potential commodity cost fluctuations, from time to time we may opportunistically request that our suppliers consider doing so to help minimize the impact of potential cost fluctuations. Suppliers will typically pass the costs of such strategies along to us, either directly or indirectly.

Commencing in 2009, we entered into a three-year distribution agreement with Distribution Market Advantage ("DMA"), a consortium of large, regional food distributors located throughout the United States. This agreement, which expired in June 2012, was replaced with a new five-year agreement with DMA effective July 2012, after conducting an extensive competitive bidding process. Jacmar Foodservice Distribution, an affiliate of one of our larger shareholders, is a member of DMA and is the primary distributor of food and operating supplies for our California and Nevada restaurants. See "Related Party Transactions." We have a non-exclusive contract with DMA on terms and conditions that we believe are consistent with those made available to similarly situated restaurant companies.

Additionally, in 2006 we entered into an agreement with the largest nationwide foodservice distributor of fresh produce in the United States to service most of our restaurants and, where licensed, to distribute our proprietary craft beer to our restaurants. This distributor currently delivers our proprietary craft beer to approximately 60% of our restaurants. If our relationship with this distributor were discontinued, we would pursue alternative distributors. However, it may take some time to enter into replacement distribution arrangements, and our costs for distribution may increase as a result.

During the past few years, the overall cost environment for food commodities in general has become extremely volatile primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. Additionally, the availabilities and prices of food commodities can also be influenced by increased energy prices, animal-related diseases, natural disasters, increased geo-political tensions, the relationship of the dollar to other currencies, consumer demand both domestically and worldwide, and other factors. Virtually all commodities purchased and used in the restaurant industry, including proteins, grains, oils, dairy products, and energy have varying amounts of inherent price volatility associated with them. Additionally, during periods of rising costs for diesel fuel, our major distributors have the ability under our agreements to pass along fuel surcharges to us that are triggered when their cost per gallon of diesel fuel exceeds a certain assumed level. While we attempt to manage these factors by offering a diversified menu and by attempting to contract for our key commodities for extended periods of time whenever feasible and possible, there can be no assurance that we will be successful in this respect due to the many factors that are outside of our control.

COMPETITION

The domestic restaurant industry is highly competitive and generally considered to be mature. There are a substantial number of casual dining chain restaurants and other food and beverage service operations that compete both directly and indirectly with us in every respect, including food quality and service, the price-value relationship, beer quality and selection, atmosphere, suitable sites for new restaurants and for qualified personnel to operate our restaurants, among other factors. We also compete within each of our trade areas with national and regional restaurant chains and locally-owned restaurants. We also face growing competition as a result of the trend toward convergence in grocery, deli and restaurant services, particularly in the supermarket industry which offers "convenient meals" in the form of improved entrées and side dishes.

Our restaurant concept is a relatively small "varied menu" casual dining competitor when compared to the mature "mass market" chains, with approximately half of our restaurants currently located in one state – California. Our overall brand awareness and competitive presence in states outside of California is not as significant as that of our major casual dining chain competitors. Many competitors with similar concepts to ours have been in business longer than we have, have greater consumer awareness, and often have substantially greater capital, marketing and human resources. Accordingly, we must be prepared to constantly evolve and refine the critical elements of our restaurant concept over time to protect our longer-term competitiveness. Additionally, due to the continuing difficult operating environment for casual dining restaurants, coupled with continuing pressure on consumer spending for restaurant occasions, in general, we expect that our larger chain restaurant competitors will continue to allocate even more resources to their national media advertising and discounting programs in order to protect their respective market shares, which could have an adverse effect on our sales and results of operations.

The restaurant industry can be significantly affected by changes in consumer tastes and nutritional concerns, national, regional or local economic conditions, demographic trends, traffic patterns, weather, and the type and number of competing restaurants. Changes in these factors could adversely affect us. In addition, other factors such as increased food, beverage, labor, energy and other operating costs could adversely affect us. We believe, however, that our ability to offer higher quality food and beverages at moderate prices with superior service in a distinctive dining environment provides us with the opportunity to capture additional market share in the casual dining segment.

FOOD QUALITY AND SAFETY

Our revenues can be substantially affected by adverse publicity resulting from food quality, illness, or health concerns stemming from incidents occurring at a single restaurant of ours as well as incidents that may occur at our competitors' restaurants. In addition, our revenues can be affected by illness or health concerns stemming from incidents occurring at our suppliers or competing suppliers. While we believe that our internal policies and procedures for food safety and sanitation are thorough, the risk of food-borne illness cannot be completely eliminated, and incidents at other restaurant chains or in the food supply chain may affect our restaurants even if our restaurants are not implicated in a food safety concern. We attempt to manage risks of this nature, but the occurrence of any one of these factors in any one of our restaurants or elsewhere within the foodservice industry could cause our entire Company to be adversely affected.

RELATED PARTY TRANSACTIONS

As of January 1, 2013, we believe that Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") owned approximately 11.3% of our outstanding common stock. In addition, James Dal Pozzo, the President of Jacmar, serves on our Board of Directors. Jacmar, through its affiliation with Distribution Market Advantage, Inc. ("DMA"), a national foodservice distribution consortium whose participants are prominent regional foodservice distributors, is currently our largest supplier of food, beverage, paper products and supplies. We began using DMA for our national foodservice distribution in July 2006 after an extensive competitive bidding process. In July 2012, we finalized a new five-year agreement with DMA, after conducting another extensive competitive bidding process. Jacmar services our restaurants in California and Nevada, while other DMA distributors service our restaurants in all other states. We also understand that Jacmar and its affiliates are the controlling shareholders of the Shakey's pizza parlor chain. We believe that Jacmar sells products to us at prices comparable to those offered by unrelated third parties based on our competitive bidding process. Jacmar supplied us with $78.0 million, $68.0 million, and $58.0 million of food, beverage, paper products and supplies for fiscal 2012, 2011, and 2010, respectively, which represented 23.9%, 24.3%, and 24.6% of our total costs of sales and operating and occupancy costs, respectively. We had trade payables related to these products of $3.7 million and $0.3 million, at January 1, 2013 and January 3, 2012, respectively. Jacmar does not provide us with any produce, liquor, wine or beer products, all of which are provided by other vendors and are included in total cost of sales.

GOVERNMENT REGULATIONS

We are subject to various federal, state and local laws, along with rules and regulations, that affect our business. Each of our restaurants is subject to licensing and regulation by a number of governmental authorities, which may include alcoholic beverage control, building, land use, health, safety and fire agencies in the state or municipality in which the restaurant is located. Difficulties obtaining or maintaining the required licenses or approvals could delay or prevent the development of a new restaurant in a particular area or could adversely affect the operation of an existing restaurant. We believe, however, that we are in compliance in all material respects with all relevant laws, rules, and regulations. Furthermore, we have never experienced abnormal difficulties or delays in obtaining the licenses or approvals required to open a new restaurant or to continue the operation of an existing restaurant. Additionally, we are not aware of any environmental regulations that have had or that we believe will have a materially adverse effect upon our operations.

During fiscal 2012, approximately 22% of our restaurant sales were attributable to alcoholic beverages. Alcoholic beverage control regulations require each of our restaurants to apply to a federal and state authority and, in certain locations, municipal authorities for a license and permit to sell alcoholic beverages on the premises. Typically, licenses must be renewed annually and may be revoked or suspended for cause by such authority at any time. Alcoholic beverage control regulations relate to numerous aspects of the daily operations of our restaurants, including minimum age of patrons and team members, hours of operation, advertising, wholesale purchasing, inventory control and handling, and storage and dispensing of alcoholic beverages. We have not encountered any material problems relating to alcoholic beverage licenses or permits to date. The failure to receive or retain, or a delay in obtaining, a liquor license in a particular location could adversely affect our ability to obtain such a license elsewhere.

We are subject to "dram-shop" statutes in California and other states in which we operate. Those statutes generally provide a person who has been injured by an intoxicated person the right to recover damages from an establishment that has wrongfully served alcoholic beverages to such person. We carry liquor liability coverage as part of our existing comprehensive general liability insurance which we believe is consistent with coverage carried by other entities in the restaurant industry and would help protect us from possible claims. Even though we carry liquor liability insurance, a judgment against us under a dram-shop statute in excess of our liability coverage could have a materially adverse effect on us.

Various federal and state labor laws, along with rules and regulations, govern our relationship with our team members, including such matters as minimum wage, overtime, working conditions, safety and work eligibility requirements. Significant additional governmental mandates such as an increased minimum wage, an increase in paid leaves of absence, mandates on in health benefits and insurance or increased tax reporting and payment requirements for team members who receive gratuities, could negatively impact our restaurants. We are also subject to the regulations of the Immigration and Customs Enforcement ("ICE") branch of the United States Department of Homeland Security. In addition, some states in which we operate have adopted immigration employment protection laws. Even if we operate our restaurants in strict compliance with ICE and state requirements, some of our team members may not meet federal work eligibility or residency requirements, despite our efforts and without our knowledge, which could lead to a disruption in our work force. Additionally, our suppliers may also be affected by various federal and state labor laws which could result in supply disruptions for our various goods and services or higher costs for goods and services supplied to us.

We are also subject to various laws and proposals regarding health insurance and regulations relating to nutritional content, nutritional labeling, product safety and menu labeling. The comprehensive U.S. health care reform law enacted in 2010, the Patient Protection and Affordable Care Act , requires employers such as us to provide health insurance for all qualifying employees or pay penalties for not providing coverage. We are evaluating the impact the new law will have on us, and although we cannot predict with certainty the financial and operational impacts the new law will have, we expect that the requirement will have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. The most significant increase in costs will likely begin in 2014. Such increases will likely impact our labor costs. Alternatively, if we choose not to provide the required health insurance or if some employees do not qualify for the required insurance, our employee culture may be harmed and we may face adverse publicity that negatively impacts our brand.

Our restaurants and breweries are subject to "tied house laws" and the "three tier system" of liquor distribution, both of which were introduced at the federal level after the repeal of Prohibition. These laws generally prohibit brewers from holding retail licenses and require separate licensing for manufacturers, distributors and retailers. Over the last 25 years, "brewpubs" have been legalized in most states through the loosening of these laws. However, brewpubs are generally licensed as retailers and do not have the same privileges as a microbrewery, and the restrictions imposed on brewpubs vary from state to state. These restrictions prevent us from operating both brewpubs and restaurants in some states. We believe that we are currently in compliance with the brewpub regulations in the states where we hold licenses. However, there is some risk that a state's brewpub regulations or the interpretation of these regulations may change in a way that could impact our current model of manufacturing beer and/or supplying beer to our restaurants in that state. We apply for our liquor and brewing licenses with the advice of outside legal and licensing counsel and consultants. Even after the issuance of these licenses, our operations could be subject to differing interpretations of the "tied house laws" and the requirements of the "three tier system" of liquor distribution in any jurisdiction that we conduct business.

We are subject to federal and state environmental regulations. Various laws concerning the handling, storage, and disposal of hazardous materials, such as cleaning solvents, and the operation of restaurants in environmentally sensitive locations may impact aspects of our operations. During fiscal 2012, there were no material capital expenditures for environmental control facilities and no such expenditures are anticipated.

Our facilities must comply with the applicable requirements of the Americans With Disabilities Act of 1990 ("ADA") and related state statutes. The ADA prohibits discrimination on the basis of disability with respect to public accommodations and employment. Under the ADA and related state laws, when constructing new restaurants or undertaking significant remodeling of existing restaurants, we must make them readily accessible to disabled persons. We must also make reasonable accommodations for the employment of disabled persons.

We have a significant number of hourly restaurant team members who receive income from gratuities. We have elected to voluntarily participate in a Tip Reporting Alternative Commitment ("TRAC") agreement with the Internal Revenue Service. By complying with the educational and other requirements of the TRAC agreement, we reduce the likelihood of potential employer-only FICA assessments for unreported or under reported tips.

TEAM MEMBERS

At February 25, 2013, we employed approximately 16,250 team members at our 130 restaurants. Most of our team members in our restaurant operations provide their services on a part-time basis. We also employed approximately 180 team members at our restaurant support center and in our field supervision organization. We believe that we maintain favorable relations with our team members. Currently, no unions or collective bargaining arrangements are in place at our Company.

INSURANCE

We maintain workers' compensation, general liability, property insurance and other insurance coverage with deductibles and limits that we believe are currently appropriate for our operations. However, we are self-insured for a portion of our team member workers' compensation program and our general liability program. We maintain coverage with a third party insurer to limit our total exposure for these programs. There is no assurance that any insurance coverage maintained by us will be adequate or that we will not experience claims in excess of our coverage limits, that we can continue to obtain and maintain such insurance at all or that our premium costs will not rise to an extent that they adversely affect our ability to economically obtain or maintain such insurance. While we also carry employment practices insurance, a settlement or judgment against us in excess of, or outside of, our coverage limitations could have a material adverse effect on our results of operations, liquidity, financial position and business. See "Limitations in our insurance coverage or rising insurance costs could adversely affect our business or financial condition in certain circumstances" in "Risk Factors" contained in Part I, Item 1A of this Annual Report on Form 10-K.

TRADEMARKS AND COPYRIGHTS

We believe that our trademarks, service marks and other proprietary rights have significant value and are important to our brand-building effort and the marketing of our restaurant concepts. Our domestically-registered trademarks and service marks include, among others, our stylized logos displaying the name "BJ's" for restaurant services, restaurant and bar services, on-line ordering and take-out restaurant services and the word mark "BJ's" for restaurant and bar services, take-out and carry-out restaurant services. We have also registered with the United States Patent and Trademark Office our standard and seasonal beer logos and names, as well as many of our signature menu item names including "Great White" and "Sweet Pig" for our proprietary pizzas, "Together At Last!" for our proprietary appetizer, "Pizookie" for our proprietary dessert and "Wow, I Love This Place" for our proprietary motto. We have registered several of our marks in a number of foreign countries. Additional domestic and foreign trademark applications are pending. We have also registered our ownership of the internet domain name "www.bjsrestaurants.com" and other internet domain names. We believe that the trademarks, service marks and other proprietary rights have significant value and are important to our brand-building effort and the marketing of our restaurant concepts. However, there are other restaurants, retailers and businesses that also use the name "BJ's" in some form or fashion throughout the United States and abroad. We have in the past protected, and expect to continue to vigorously protect, our proprietary rights. We cannot predict whether steps taken by us to protect our proprietary rights will be adequate to prevent misappropriation of these rights or the use by others of restaurant features based upon, or otherwise similar to, our concept and products. It may be difficult for us to prevent others from copying elements of our concept. Any litigation undertaken to enforce our rights will likely be costly. In addition, we may face claims of misappropriation or infringement of third parties' trademarks or other intellectual property rights. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use certain intellectual property rights or information in the future and may result in a judgment or monetary damages.

EXECUTIVE OFFICERS

The following table sets forth certain information concerning our executive officers and senior management as of February 25, 2013:

Name	Age	Position
Gregory A. Trojan	53	President, Chief Executive Officer and Director
Gregory S. Levin	45	Executive Vice President, Chief Financial Officer and Secretary
Gregory S. Lynds	51	Executive Vice President and Chief Development Officer
Wayne L. Jones	53	Executive Vice President and Chief Restaurant Operations Officer
John D. Allegretto	49	Chief Supply Chain Officer
Matthew D. Hood	43	Chief Marketing Officer
Brian S. Krakower	42	Senior Vice President and Chief Information Officer
Kendra D. Miller	38	Senior Vice President and General Counsel
Alexander M. Puchner	51	Senior Vice President, Brewing Operations
Lon F. Ledwith	55	Senior Vice President, Operations Talent Development
Christopher P. Pinsak	48	Senior Regional Vice President of Operations

GREGORY A. TROJAN has served as our President and a member of the Company's Board of Directors since December 3, 2012, and as our Chief Executive Officer since February 1, 2013. Prior to joining the Company, Mr. Trojan was employed by Guitar Center, Inc., a leading retailer of musical instrument products where he served as President, Chief Executive Officer and Director from November 2010 to November 2012 and as President, Chief Operating Officer and Director from October 2007 to November 2010. From 1998 to 2006, Mr. Trojan served as Chief Executive Officer of House of Blues Entertainment, Inc., an operator of restaurant and music venues, concerts and media properties, having served as President from 1996 to 1998. Prior to that, he held various positions with PepsiCo from 1990 to 1996, including service as an executive officer and eventually as Chief Executive Officer of California Pizza Kitchen, Inc., when it was owned by PepsiCo. Earlier in his career, Mr. Trojan was a consultant at Bain & Company, the Wharton Small Business Development Center and Arthur Andersen & Company. Mr. Trojan has previously served on the Board of Directors at Oakley Inc. from June 2005 to November 2007. Since March 2010, he has served as a director of Domino's Pizza, Inc.

GREGORY S. LEVIN has served as our Chief Financial Officer since September 2005. He was promoted to Executive Vice President in October 2007 and added the post of Secretary in June 2008. From February 2004 to August 2005, Mr. Levin served as Chief Financial Officer and Secretary of SB Restaurant Company, a privately held company that operates the Elephant Bar Restaurants. From 1996 to 2004, Mr. Levin was employed by California Pizza Kitchen, Inc., operator and licensor of casual dining restaurants, with his last position as Vice President, Chief Financial Officer and Secretary. Earlier in his career, he served as an audit manager with Ernst & Young LLP.

GREGORY S. LYNDS has served as our Chief Development Officer since July 2003 and was promoted to Executive Vice President in October 2007. Prior to joining the Company, Mr. Lynds served as a director of real estate for Darden Restaurants, Inc., the largest casual dining company in America. Prior to joining Darden, Mr. Lynds served as Vice President of Real Estate and Development for Wilshire Restaurant Group (Marie Callender's and East Side Mario's) and was a partner responsible for expanding the Mimi's Café brand.

WAYNE L. JONES has served as our Executive Vice President and Chief Restaurant Operations Officer since June 2009. Prior to joining the Company, Mr. Jones was employed for 19 years at The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants. During his long tenure at The Cheesecake Factory, Mr. Jones served in progressively responsible restaurant management and leadership positions including restaurant general manager, area director and regional vice president, with his last position as Vice President, Operations Analysis on the corporate staff.

JOHN D. ALLEGRETTO has served as our Chief Supply Chain Officer since July 2005. Prior to joining the Company, Mr. Allegretto served as Vice President of Supply Chain Management for Pick Up Stix Restaurants and Cal-International Foods, Inc. (subsidiaries of Carlson Companies, Inc.) from March 2003 to June 2005. Prior to that, Mr. Allegretto was employed by The Walt Disney Company as a director in their Strategic Sourcing Group from October 1997 to February 2003.

MATTHEW D. HOOD has served as our Chief Marketing Officer since July 2008. Prior to joining the Company, Mr. Hood served as a marketing and strategy consultant to the restaurant industry, and also served as the national restaurant brand consultant for Google, Inc. From 2002 to 2006, Mr. Hood was employed by Fired Up, Inc., owner and operator of the Carino's Italian restaurant concept, with his last position as Senior Vice President, Marketing and Brand Development. Prior to that, Mr. Hood served as a marketing manager for Brinker International, which owns and operates the Chili's Grill and Bar and Maggiano's casual dining concepts.

BRIAN S. KRAKOWER has served as our Senior Vice President and Chief Information Officer since February 2013. Prior to joining the Company, Mr. Krakower served as Chief Technology Officer for Restaurant Revolution Technologies, a restaurant order management technology solutions company. From 2007 to 2012, Mr. Krakower was employed by California Pizza Kitchen, Inc., operator and licensor of casual dining restaurants, with his last position as Vice President of Information Technology. From 2003 to 2007, Mr. Krakower served as Senior Director of Information Technology — Corporate Systems for The Cheesecake Factory Incorporated, a publicly held operator of upscale casual dining restaurants. Prior to that, Mr. Krakower was employed by House of Blues Entertainment, Inc., an operator of restaurant and music venues, concerts and media properties, where he served as their Senior Director of Information Systems & Technology from 1997 to 2003.

KENDRA D. MILLER has served as our Senior Vice President and General Counsel since March 2011. From August 2008 to February 2011, Ms. Miller practiced law as a partner at the international law firm of Crowell & Moring LLP in Irvine, California. From January 2001 to August 2008, she was employed by Carlton, DiSante & Freudenberger LLP where she became a partner in January 2008. From September 1999 to December 2000, she practiced law at Paul, Hastings, Janofsky & Walker LLP in Los Angeles, California. In her private practice, she litigated on behalf of and counseled numerous restaurant chains on employment law and business matters.

ALEXANDER M. PUCHNER has served as our Senior Vice President of Brewing Operations since 1996. From 1993 to 1995, Mr. Puchner was a founder and brewmaster for a number of southern California-based brewpubs, including Laguna Beach Brewing Co., Huntington Beach Beer Co., Newport Beach Brewing Co. and Westwood Brewing Co. From 1988 to 1993, Mr. Puchner served as a product manager for Aviva Sports/Mattel Inc. and as a marketing research manager for Mattel Inc. Mr. Puchner has been a nationally certified beer judge since 1990.

LON F. LEDWITH has served as our Senior Vice President of Operations Talent Development since January 2010. Prior to this responsibility within the Company, Mr. Ledwith served as the Company's Senior Vice President of Restaurant Operations from April 2006 to December 2009 and as Vice President of Operations from February 2004 to March 2006. From July 1981 to November 2003, Mr. Ledwith was employed by Brinker International, Inc., with his last position as a Regional Vice President of the Chili's Grill & Bar concept.

CHRISTOPHER P. PINSAK has served as our Senior Regional Vice President of Operations since January 2011. Prior to assuming this responsibility within our Company, Mr. Pinsak served as a Regional Vice President of Operations from July 2005 to December 2010 and as a Director of Operations from November 2004 to July 2005. Prior to joining the Company, Mr. Pinsak served from 2001 to October 2004 as Operations Director for Wood Ranch BBQ & Grill, Inc., operators of Wood Ranch BBQ and Grill premium casual dining restaurants in Southern California. Mr. Pinsak began his restaurant career at Brinker International, Inc., and served for 14 years in progressively responsible restaurant management and leadership positions, including restaurant general manager and area director for the Chili's Grill and Bar concept.

ITEM 1A. RISK FACTORS

The risk factors presented below may affect our future operating results, financial position and cash flows. The risks described in this Item 1A and other sections of this Annual Report on Form 10-K are not exhaustive and are not the only risks we may ever face in our business. We operate in a very competitive and rapidly changing environment. New risks and uncertainties arise from time to time, and we cannot predict those events or how they may affect us. There may be other risks and uncertainties that are not currently known or that are currently deemed by us to be immaterial. However, they may ultimately adversely affect our business, financial condition and/or operating results. In addition to the risk factors presented below, changes in general economic conditions, credit markets, consumer tastes, discretionary spending patterns, demographic trends, and consumer confidence in the economy, all of which affect consumer behavior and spending for restaurant dining occasions in general, may have a material impact on us.

Our success depends substantially on the favorable image, credibility and value of the BJ's brand and our reputation for offering guests a higher quality, more differentiated total dining experience at a good value.

The successful operation of the BJ's restaurant concept and the execution of our national expansion plan are highly dependent upon BJ's ability to remain relevant to consumers and a brand they trust. We believe that we have built a strong reputation for the quality and differentiation of BJ's menu and beverage offerings as integral components of the total dining experience that guests enjoy in our restaurants. We believe that we must continue to protect, enhance and evolve the BJ's brand to continue to be successful in the future. Any incident that erodes consumer trust in or affinity for the BJ's brand could significantly reduce its value. If consumers perceive or experience any reduction in our food or beverage quality, service or facility ambiance, or in any way believe we failed to deliver a consistently positive dining experience, the value of the BJ's brand and our entire Company could be impaired. We may also need to evolve the BJ's restaurant concept in order to compete with popular new restaurant formats or concepts that emerge from time to time, and we cannot provide any assurance that we will be successful in doing so, or that any changes we make to our concept in response will be successful or not adversely affect our profitability. In addition, with improving product offerings at fast casual restaurants and quick-service restaurants, combined with the continuing pressure on consumer discretionary spending for restaurant occasions in general, consumers may choose less expensive alternatives to BJ's which could also negatively affect guest traffic at our restaurants.

As part of our marketing efforts, we rely on search engine marketing and social media platforms such as Facebook® and Twitter® to attract and retain guests. We also are initiating a multi-year effort to implement new technology platforms (for example, our new guest loyalty program that was introduced companywide in July 2012) that should allow us to improve our level of digital engagement with our guests and team members and thereby help strengthen our marketing and related consumer analytics capabilities. These initiatives may not prove to be successful; resulting in expenses incurred without the benefit of higher revenues or increased employee engagement.

There has been a significant increase in the use of social media platforms and similar devices, including weblogs (blogs), social media websites and other forms of Internet-based communications which allow individuals' access to a broad audience of consumers and other interested persons. Consumers value readily available information concerning goods and services that they have or plan to purchase, and may act on such information without further investigation or authentication. The availability of information on social media platforms is virtually immediate as is its impact. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on accuracy of the content posted. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available. Information concerning our Company may be posted on such platforms at any time. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction. Such platforms also could be used for dissemination of trade secret information, compromising valuable company assets. In sum, the dissemination of information online could harm our business, prospects, financial condition and results of operations, regardless of the information's accuracy. The inappropriate use of social media vehicles by our guests or employees could increase our costs, lead to litigation or result in negative publicity that could damage our reputation.

Our brand could also be confused with brands that have similar names, including but not limited to brands such as BJ's Wholesale Club and other unaffiliated restaurants that use "BJ's" in their names. As a result, our brand value may be adversely affected by any negative publicity related to others that use "BJ's" in their brand names. We have registered certain trademarks and service marks in the United States and foreign jurisdictions. However, we are aware of names and marks identical or similar to our service marks being used from time to time by other persons. Although our policy is to oppose any such infringement, further or unknown unauthorized uses or other misappropriation of our trademarks or service marks could diminish the value of our brands and adversely affect our business.

In addition, our ability to successfully develop new restaurants in new markets may be adversely affected by a lack of awareness or acceptance of our brand in these new markets. To the extent that we are unable to foster name recognition and affinity for our brand in new markets, our new restaurants may not perform as expected and our growth may be significantly delayed or impaired.

Any deterioration in general economic conditions may affect consumer spending and may adversely affect our revenues, operating results and liquidity.

Our country is currently operating in a very difficult and volatile environment for consumer discretionary spending, and we believe this operating environment will continue through at least 2013. The ongoing impacts of the housing crisis, high unemployment, increased taxes on consumers and weaker-than-anticipated job creation, coupled with the current turmoil in many oil-producing countries in the Middle East and North Africa, may further exacerbate current economic conditions. As such, our restaurant guests may remain apprehensive about their job security, their personal asset values and the overall economy and further constrain their level of discretionary spending and have less money for discretionary spending as a result of job losses, foreclosures, bankruptcies, increased fuel and energy costs, increased food and commodity costs, higher interest rates, higher taxes, reduced access to credit and lower home prices. Any resulting decreases in guest traffic or the average expenditure per guest will negatively impact our financial results, since reduced sales result in the deleveraging of the fixed and semi-fixed costs in our operations and thereby cause downward pressure on our operating profits and margins. There is also a risk that if negative economic conditions persist for a long period of time or worsen, consumers may make long-lasting changes to their discretionary purchasing behavior, including less frequent discretionary purchases on a more permanent basis.

Moreover, our restaurants are primarily located near high consumer activity areas such as regional malls, lifestyle centers, "big box" shopping centers and entertainment centers. We depend in large part on a high volume of visitors to these centers to attract guests to our restaurants. A decline in development or in visitors to these centers near our restaurants could negatively affect our sales. As a result, decreased cash flow generated from our established restaurants may adversely affect our ability to fund our expansion plans and therefore result in a deceleration of the number and timing of restaurant openings.

Additionally, the above factors could impose practical limits on our menu price increases. From time to time, we may announce that we intend to take price increases on selected menu items in order to offset increased operating expenses. Although we have not experienced significant consumer resistance to our past price increases, in light of the current economic environment, we cannot provide assurance that any future menu price increases will not deter guests from visiting our restaurants, reduce the frequency of their visits or affect their purchasing decisions.

If we do not successfully expand our restaurant operations, our growth rate and results of operations would be adversely affected.

A critical factor in our future success is our ability to expand our restaurant operations successfully, which will depend in large part on our ability to open new restaurants in a profitable manner. We anticipate that our new restaurants will generally take several months or even longer to reach targeted productivity levels due to the inefficiencies typically associated with new restaurants, including lack of initial market and consumer awareness, the need to hire and train sufficient management and restaurant personnel and other factors. The opening of new restaurants can also have either an expected or an unintended effect on sales levels at existing restaurants. We cannot guarantee that any restaurant we open will obtain operating results similar to those of our existing restaurants. If we are unable to open and operate new restaurants successfully, our growth rate and our results of operations would be adversely affected. Our expansion plans could also be impacted by the delay or cancellation of potential new sites by developers and landlords, which may become more common during the next couple of years as a result of the current economic environment and tight credit markets.

We intend to open new restaurants in both established and new markets. Opening new restaurants in established markets generally provides some advantages in the form of stronger levels of initial consumer awareness, trial and usage, as well as greater leverage of certain supply chain and field supervision resources. On the other hand, there is a risk that some portion of the sales of existing restaurants in the market may transfer to newly opened restaurants in the market, resulting in lower comparable restaurant sales. While we do not generally select locations for our new restaurants where we believe that a significant sales transfer will likely occur, some unexpected sales transfer may inadvertently occur.

Some of our new restaurants are planned for new markets where we have little or no operating experience. New markets may have different competitive conditions, consumer tastes and discretionary spending patterns than our existing markets. As a result, new restaurants in those markets may be less successful than restaurants in our existing markets. Consumers in a new market will typically not be familiar with the BJ's brand. We also may find it more difficult to hire, motivate and retain qualified team members in new markets. Restaurants opened in new markets may also have lower average restaurant sales than restaurants opened in our existing markets, and may have higher construction, occupancy or operating costs than restaurants in existing markets. Sales at restaurants opened in new markets may take longer to achieve margins more typical of mature restaurants in existing markets or may never achieve these targeted margins thereby affecting our overall profitability. As we expand into new markets and geographic territories, our operating cost structures may not replicate our experience in existing markets. Because there will initially be fewer restaurants in a given market, our ability to optimally leverage our field supervision, marketing and supply chain resources will be limited for a period of time. Further, our overall new restaurant development and operating costs may increase due to more lengthy geographic distances between restaurants resulting in higher purchasing, preopening, labor, transportation and supervision costs. The performance of restaurants in new markets will often be less predictable. New restaurants may not have similar results as our existing restaurants and may not be as profitable.

As part of our ongoing restaurant expansion and growth strategy, we may consider the internal development or acquisition of additional restaurant concepts in the future. We may not be able to internally develop or acquire additional concepts that are as profitable as our existing restaurants. Additionally, growth through acquisitions will also involve additional financial and operational risks.

Our ability to open new restaurants on schedule in accordance with our targeted capacity growth rate may be adversely affected by delays or problems associated with securing suitable restaurant locations and leases, recruiting and training qualified managers and hourly team members to correctly operate our new restaurants and by other factors, some of which are beyond our control and the timing of which is difficult to forecast accurately.

In order to achieve our targeted capacity rate of new restaurant growth, we must identify suitable restaurant locations and successfully negotiate and finalize the terms of restaurant leases at a number of these locations. Due in part to the unique nature of each proposed restaurant location, we cannot predict the timing or ultimate success of our site selection process or these lease negotiations. Delays encountered in negotiating, or our inability to finalize to our satisfaction, the terms of a restaurant lease may delay our actual rate of new restaurant growth and cause a significant variance from our targeted capacity growth rate. In addition, our scheduled rate of new restaurant openings may be adversely affected by other factors, some of which are beyond our control, including the following:

- the availability and cost of suitable restaurant locations for development;
- our ability to compete successfully for suitable restaurant locations;

- the availability of adequate financing;
- the timing of delivery of leased premises from our landlords so we can commence our build-out construction activities;
- construction and development costs;
- labor shortages or disputes experienced by our landlords or outside contractors, including their ability to manage union activities such as picketing or hand billing which could delay construction and which could create adverse publicity for our business and operations;
- any unforeseen engineering or environmental problems with the leased premises;
- our ability to hire, train and retain additional management and restaurant personnel;
- our ability to secure governmental approvals and permits, including liquor licenses;
- our ability to make satisfactory arrangements for the delivery of our proprietary craft beer;
- our ability to successfully promote our new restaurants and compete in the markets in which our new restaurants are located;
- weather conditions or natural disasters; and,
- general economic conditions.

Access to sources of capital and our ability to raise capital in the future may be limited, which could adversely affect our business and our expansion plans.

Our ability to continue to successfully grow our business depends, in part, on the availability of adequate capital to finance the development of additional new restaurants and other growth-related expenses. Changes in our operating plans, acceleration of our expansion plans, a decision to acquire another restaurant concept, lower than anticipated revenues, unanticipated and/or uncontrollable events in the capital or credit markets that impact our liquidity, lower than anticipated tenant improvement allowances offered by landlords, increased expenses or other events, including those described in this Annual Report on Form 10-K, may cause us to seek additional debt or equity financing on an accelerated basis in the event our cash flow from operations is insufficient. Financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could adversely affect our growth and other plans, as well as our financial condition. Additional equity financing, if available, may be dilutive to the holders of our common stock and adversely affect the price of our common stock. Debt financing, if available, may involve significant cash payment obligations, covenants and financial ratios that restrict our ability to operate and grow our business, and would cause us to incur additional interest expense and financing costs. In addition, disruptions in the global credit and equity markets, including unanticipated and/or uncontrollable events in the capital or credit markets, may have an adverse effect on our liquidity and our ability to raise additional capital if and when required.

We may issue additional equity securities without the consent of shareholders and such issuances could adversely affect our stock price and the rights of existing shareholders.

We are not restricted from issuing additional common stock or preferred stock, including any securities that are convertible into or exchangeable for, or that represent the right to receive, common stock or preferred stock or any substantially similar securities. Our Board of Directors is authorized to issue additional shares of common stock and additional classes or series of preferred stock without any action on the part of the shareholders. The Board of Directors also has the discretion, without shareholder approval, to set the terms of any such classes or series of preferred stock that may be issued, including voting rights, dividend rights and preferences over the common stock with respect to dividends or upon the liquidation, or winding up of our business and other terms. If we issue preferred shares in the future that have a preference over our common stock with respect dividends or upon liquidation, dissolution or winding up, or if we issue preferred shares with voting rights that dilute the voting power of our common stock, the rights of our common shareholders or the market price of our common stock could be adversely affected.

Any deterioration in general economic conditions could have a material adverse impact on our landlords or on businesses neighboring our locations, which could adversely affect our revenues and results of operations.

Any deterioration in general economic conditions could result in our landlords being unable to obtain financing or remain in good standing under their existing financing arrangements which could result in their failure to satisfy obligations to us under leases, including failures to fund or reimburse agreed-upon tenant improvement allowances. Any such failure could adversely impact our operations. Our restaurants are generally located in retail developments with nationally recognized co-tenants, which help increase overall guest traffic into those retail developments. Some of our co-tenants have or may cease operations in the future or have deferred openings or failed to open in a retail development after committing to do so. These failures may lead to reduced guest traffic and a general deterioration in the surrounding retail centers in which our restaurants are located and may contribute to lower guest traffic at our restaurants. If these retail developments experience high vacancy rates, we could experience decreases in guest traffic. As a result, our results of operations could be adversely affected. The credit and lending industry continue to be restrictive. Lenders are taking a more active role in reviewing tenant leases and prospective tenancies and have been more restrictive in approving tenancies and financing. This may affect our ability to lease sites at as favorable terms as we have received in the past.

In addition, if our landlords are unable to obtain sufficient credit to continue to properly manage their retail centers, we may experience a drop in the level of quality of such centers where we operate restaurants. Our future development of new restaurants may also be adversely affected by the negative financial situations of developers and potential landlords. Landlords may try to delay or cancel recent development projects (as well as renovations of existing projects) due to the instability in the credit markets and recent declines in consumer spending, which could reduce the number of appropriate locations available that we would consider for our new restaurants. Furthermore, the failure of landlords to obtain licenses or permits for development projects on a timely basis, which is beyond our control, may negatively impact our ability to implement our development plan.

Any failure of our existing or new restaurants to achieve expected results could have a negative impact on our consolidated revenues and financial results, including a potential impairment of the long-lived assets of certain restaurants.

As of February 25, 2013, 39 of our 130 restaurants were opened within the last three fiscal years. The results achieved by these newer restaurants may not be indicative of longer term performance or the potential market acceptance of restaurants in other locations. There can be no assurance that any new restaurant that we open will have similar operating results to those of prior restaurants. Our newer restaurants typically take several months, or even longer, to reach targeted levels of productivity due to inefficiencies typically associated with new restaurants. Accordingly, incremental sales from newly-opened restaurants generally do not make a significant contribution to our total operating profits in their initial months of operation. We make certain estimates and projections with regard to individual restaurant operations, as well as our overall performance in connection with our impairment analyses for long-lived assets in accordance with U.S. GAAP. An impairment charge is required when the carrying value of the restaurant exceeds the estimated undiscounted future cash flows of the restaurant, in which case the restaurant assets are written down to estimated fair value. The projection of restaurant future cash flows used in this analysis requires the use of judgment and a number of estimates and projections of future operating results. If the restaurant's actual results differ from our estimates, charges to impair the restaurant's assets may be required. If impairment charges are significant, our results of operations could be adversely affected.

Our growth may strain our infrastructure and resources, which could slow our development of new restaurants and adversely affect our ability to manage our existing restaurants.

We plan to continue opening new restaurants and currently expect to open as many as 17 new restaurants during 2013, including one relocation of an existing restaurant. We may also consider the internal development or acquisition of additional restaurant concepts in the future, and we may also evaluate potential joint ventures to supplement our pace of expansion. Our continued expansion will increase demands on our management team, restaurant management systems and resources, financial controls and information systems. These increased demands may adversely affect our ability to open new restaurants and to manage our existing restaurants. If we fail to continue to improve our infrastructure or to manage other factors necessary for us to meet our expansion objectives, our growth rate and operating results could be adversely affected.

Any decision to either reduce or accelerate the pace of openings may positively or adversely affect our comparative financial performance.

Our opening costs continue to be significant and the amount incurred in any one year or quarter is dependent on the number of restaurants expected to be opened during that time period. As such, our decision to either decrease or increase the rate of openings may have a significant impact on our financial performance for that period of time being measured. Therefore, if we decide to reduce our openings, our comparable opening costs will be lower and the effect on our comparative financial performance will be favorable. Conversely, if the rate at which we develop and open new restaurants is increased to higher levels in the future, the resulting increase in opening costs will have an unfavorable short-term impact on our comparative financial performance. At some future point, our pace of openings and annual rate of growth in total restaurant operating weeks will begin to gradually decelerate as we become a more mature company.

Our recent trends in average restaurant sales or our trends in comparable restaurant sales may not be indicative of future trends or future operating results.

Our recent average restaurant sales and comparable restaurant sales trends may not be indicative of future trends or future operating results. Our ability to operate new restaurants profitably and increase average restaurant sales and comparable restaurant sales will depend on many factors, some of which are beyond our control, including:

- our ability to execute our business strategy effectively;
- our ability to execute productively and efficiently within the "four walls" of each restaurant;
- our menu development and pricing strategy;
- our ability to continue deploying menu, beverage, capital expenditure and technological innovations that have the opportunity to increase guest visit frequency and spending per visit;
- initial sales performance by new restaurants, some of which may be unusually strong and thus difficult to increase further;
- intrusions into our restaurant trade areas by new restaurants operated by competitors;
- the timing of new restaurant openings and related expenses;
- changing demographics, consumer tastes or discretionary spending;
- our ability to develop restaurants in geographic locations that do not compete with or otherwise adversely affect the sales of our existing restaurants;
- overall brand awareness in new markets or existing markets where we may develop new restaurants;
- maturation of the casual dining segment;
- levels of competition in one or more of our markets; and,
- general economic conditions, credit markets and consumer confidence.

We believe that certain of our restaurants operate at or near their effective productive capacities. As a result, we may be unable to grow or maintain comparable sales at those restaurants, particularly if additional restaurants are opened near the existing locations either by us or by our competitors.

Adverse changes in our average restaurant revenues and comparable restaurant sales could have an adverse effect on our common stock or increase the volatility of the price of our common stock.

Our menu development and marketing programs may not be successful.

We expect to continue investing in certain menu, marketing and merchandising initiatives that are intended to attract and retain guests for our restaurants. Not all of such initiatives may prove to be successful and may thereby result in incremental expenses incurred without the benefit of higher revenues, or may result in other unfavorable economic consequences. Additionally, if our competitors were to increase their spending on menu development and marketing initiatives, or if our menu and marketing initiatives were to be less effective than those of our competitors, we could experience a material adverse effect on our results of operations.

We have experienced significant increases in the costs for certain food, labor, energy and supply items in the past, and we may be unable to successfully and sufficiently raise menu prices to offset rising costs and expenses.

In the past, we have experienced dramatic increases in prices of certain commodities necessary for our restaurant and brewery operations, including increased costs for food, commodities, minimum wage, team member benefits, insurance arrangements, construction, energy and other costs. To manage this risk in part, we attempt to enter into fixed price purchase commitments, with terms up to one year in some cases, for many of our commodity requirements. However, it may not be possible for us to enter into as many fixed-price contracts for an entire fiscal year for many of our food commodity requirements due to the recent volatility in the worldwide markets for such commodities. Additionally, we utilize menu price increases to help offset the increased cost of our commodities and other costs. However, there is no guarantee that our menu price increases will be accepted by our guests. If our costs do not stabilize, our operating margins and results of operations will be adversely affected if we are unable to increase our menu prices to offset such increased costs.

Our future operating results may fluctuate significantly due to our relatively small number of existing restaurants and the expenses required to open new restaurants.

As of February 25, 2013, we operated 130 restaurants, of which 16 opened during the trailing twelve-month period. The capital resources required to develop each new restaurant are significant. We estimate that the gross cash outlay to open a new BJ's restaurant on leased ground, excluding any tenant allowance for which we may or may not obtain depending on each new restaurant project, currently ranges from $5.0 million to $6.5 million, inclusive of preopening expenses (which average approximately $0.5 million, including preopening rent). Actual costs may vary significantly depending upon a variety of factors, including the site type, the square footage and layout of each restaurant, and conditions in the local real estate market. The combination of our relatively small number of existing restaurants, the significant investment associated with each new restaurant and the average restaurant revenues of our new restaurants may cause our results of operations to fluctuate significantly. Moreover, due to our relatively small base of existing restaurants, poor operating results at any one restaurant or a delay or cancellation in the planned opening of a restaurant could adversely affect our entire business, making the investment risks related to any one location much greater than those associated with many other larger, well-established restaurant chains.

Our inability to renew existing leases on favorable terms may adversely affect our results of operations.

As of February 25, 2013, 126 of our 130 restaurants are located on leased premises and are subject to varying lease-specific arrangements. For example, some of the leases require base rent that is subject to regional cost-of-living increases, and other leases include base rent with specified periodic increases. Other leases are subject to renewal at fair market value, which could involve substantial increases. Additionally, many leases require contingent rent based on a percentage of gross sales. We currently have one restaurant lease that will expire during the next 12 months. We believe that the expiring lease can be renewed on satisfactory terms and we are currently communicating with the respective landlord to determine the specific terms of the renewal. While we currently expect to pursue the renewal of substantially all of our expiring restaurant leases, no guarantee can be given that such leases will be renewed or, if renewed, that rents will not increase substantially.

The success of our restaurants depends in large part on their leased locations. As demographic and economic patterns change, current leased locations may or may not continue to be attractive or profitable. Possible declines in trade areas where our restaurants are located or adverse economic conditions in surrounding areas could result in reduced revenues in those locations. In addition, desirable leased locations for new restaurant openings or for the relocation of existing restaurants may not be available at an acceptable cost when we identify a particular opportunity for a new restaurant or relocation.

Our operations could be adversely affected if our suppliers are not able to continue to do business with us or are forced to alter the terms on which they do business with us.

Some of our suppliers have been adversely impacted by tightening of the credit markets, decreased economic activity, fluctuations in commodity prices and other consequences of the continued economic downturn. Some suppliers have sought to change the terms on which they do business with us in order to lessen the impact of the economic downturn on their business. If we are forced to find alternative suppliers for key services, whether due to demands from the vendor or the vendor's bankruptcy or ceasing operations, that could be a distraction to us and adversely impact our business. For example, the economic environment has forced some food suppliers to seek additional financing in order to stabilize their businesses, and some suppliers have ceased operations completely. Additional suppliers may encounter difficulties in sustaining their businesses. If any of our major suppliers or a large number of other suppliers suspend or cease operations, we may have difficulty keeping our restaurants fully supplied with the commodities and supplies that we require. In addition, we currently rely on one or a limited number of suppliers for certain key menu ingredients. If we were forced to suspend serving one or more of our menu items, that could have a significant adverse impact on our restaurant guest traffic and public perceptions of us, which would be harmful to our operations.

A significant number of our restaurants are concentrated in California, Texas and Florida, which make us particularly sensitive to economic, regulatory, weather and other risk factors and conditions that are more prevalent in those states.

As of February 25, 2013, of our 130 restaurants, 61 were located in the state of California, 28 of were located in Texas and 11 were located in the state of Florida. In recent years, California along with Arizona and Nevada, where we have 11 additional locations, have been more negatively impacted by the housing downturn, unemployment levels and the overall economic slowdown than most other geographic areas. Many states and municipalities in which our restaurants are located are experiencing or may experience severe revenue shortfalls and budget shortfalls. Additionally, changes in state and municipal-level regulatory requirements, such as changes to California's minimum wage rate, income and other taxes as well as mandatory healthcare coverage in some California cities where we may operate or desire to operate restaurants, may adversely impact our financial results. Unemployment levels and home foreclosures currently remain higher than the national average in several of the Western states that we operate restaurants, including California and Nevada, which impact the discretionary spending of consumers in those states. Additionally, we believe that California is subject to a greater risk for earthquakes, fires, water shortages, energy fluctuations and other natural and man-made disasters than most other states.

We are dependent upon consumer trends and upon high levels of consumer traffic at the sites where our restaurants are located, and any adverse change in such consumer trends or traffic levels could adversely affect our business, revenues and results of operations.

Due to the nature of the restaurant industry, we are dependent upon consumer trends with respect to the public's tastes, eating habits, public perception toward alcohol consumption and discretionary spending priorities, all of which can shift rapidly. We also are dependent upon high consumer traffic rates at the sites surrounding our restaurants, which are primarily located in high-activity areas such as urban, retail, mixed-use and lifestyle centers, to attract guests to our restaurants. In general, such consumer trends and visit frequencies are significantly affected by many factors, including: national, regional or local economic conditions, changes in area demographics, public perception and attitudes, increases in regional competition, food, liquor and labor costs, traffic and shopping patterns, weather, natural disasters, interest rates, co-tenancies in these urban, retail and mixed-use and lifestyle centers and the availability and relative cost of gasoline. Our success will depend, in part, on our ability to anticipate and respond to such changing consumer preferences, tastes, eating and purchasing habits, as well as other factors affecting the restaurant industry, including new market entrants and demographic changes. Any adverse change in any of the above factors and our inability to respond to such changes could cause our restaurant volumes to decline and adversely affect our business, revenues and results of operations.

Our success depends on our ability to compete effectively in the restaurant industry.

The restaurant industry is highly competitive. We compete on the basis of the taste, quality and price of food offered, guest service, brand name identification, beer quality and selection, attractiveness of the facilities, restaurant location, atmosphere and overall dining experience. Our competitors include a large and diverse group of restaurant chains and individual restaurants that range from independent local operators that have opened restaurants in various markets to well-capitalized national restaurant companies. In addition, we compete with other restaurants and retailers for real estate. We also face growing competition as a result of the trend toward convergence in grocery, deli and restaurant services, particularly in the supermarket industry which offers "convenient meals" in the form of improved entrées and side dishes from the deli section. Many of our competitors have substantially greater financial, marketing and other resources than we do.

As a result of the current economic environment, restaurant consumers are more highly focused on value. If other restaurants are able to promote and deliver a higher degree of perceived value through heavy discounting or other methods, our guest traffic levels may suffer which would adversely impact our revenues and profitability. In addition, with improving product offerings at "fast-casual" restaurants, quick-service restaurants and grocery stores, consumers may choose to trade down to these alternatives, which could also negatively affect our financial results.

We believe that we have built a favorable reputation for the quality and differentiation of our restaurant concept. We also believe that we must continue to re-invest in our core established restaurant operations to further protect and grow the overall consumer "value" of our concept so that it will continue to be relevant in the future. Any incident that erodes consumer trust in, or their attraction to, our concept could significantly reduce its value. If consumers perceive or experience any material reduction in food quality, service or ambiance, or in any way believe we materially failed to deliver a consistently positive dining experience, the consumer "value' of our concept could suffer.

New information or attitudes regarding diet, health and the consumption of alcoholic beverages could result in changes in regulations and consumer consumption habits that could adversely affect our results of operations.

Regulations and consumer eating habits may change as a result of new information or attitudes regarding diet and health. Such changes may include regulations that impact the ingredients and nutritional content of the food and beverages offered by us. For example, several municipalities and states have approved restrictions on the use of trans-fats by restaurants. The success of our restaurant operations is dependent, in part, upon our ability to effectively respond to changes in any consumer health regulations and our ability to adapt our menu offerings to trends in food consumption. If consumer health regulations or consumer eating habits change significantly, we may be required to modify or delete certain menu items. To the extent we are unable to respond with appropriate changes to our menu offerings, it could materially affect customer demand and have an adverse impact on our results of operations. The risks and costs associated with nutritional disclosures on our menus could also impact our operations, particularly given differences among applicable legal requirements and practices within the restaurant industry with respect to testing and disclosure, ordinary variations in food preparation among our own restaurants, and the need to rely on the accuracy and completeness of nutritional information obtained from third-party suppliers.

Over the past several years alcoholic beverages have comprised approximately 22% of our restaurant sales. The gross profit margin on our sales of alcoholic beverages is generally higher than our gross profit margin on sales of food items. The alcoholic beverage industry has become the subject of considerable societal and political attention in recent years due to increasing public concern over alcohol-related social problems, including drunk driving, underage drinking and health consequences from the misuse of alcohol, including alcoholism. As an outgrowth of these concerns, the possibility exists that advertising by beer producers could be restricted, that additional cautionary labeling or packaging requirements might be imposed, that further restrictions on the sale of alcohol might be imposed, or that there may be renewed efforts to impose increased excise or other taxes on beer or alcohol related items sold in the United States. If beer or alcohol consumption in general were to come into disfavor among domestic drinkers, or if the domestic beer industry were subjected to significant additional governmental regulations, our sales and profits could be adversely affected.

Health concerns arising from outbreaks of flu viruses or other diseases, or regional or global health pandemics, could severely affect our business.

The United States and other countries have experienced, or may experience in the future, outbreaks of viruses, such as norovirus, Avian Flu or "SARS," and H1N1 or "swine flu," or other diseases such as bovine spongiform encephalopathy, commonly known as "mad cow disease." To the extent that a virus or disease is food-borne, or perceived to be food-borne, future outbreaks may adversely affect the price and availability of certain food products and cause our guests to eat less of a product. For example, health concerns relating to the consumption of beef or to specific events such as the outbreak of "mad cow disease" may adversely impact sales of our beef-related menu items. In addition, public concern over "avian flu" may cause fear about the consumption of chicken, eggs and other products derived from poultry. The inability to serve beef or poultry-based products would restrict our ability to provide a variety of menu items to our guests. If we change our menu in response to such concerns, we may lose guests who do not prefer the new menu, and we may not be able to sufficiently attract new guests to produce the revenue needed to restore the profitability of our restaurant operations. We also may generate different or additional competitors for our intended guests as a result of such a menu change and may not be able to successfully compete against such competitors. If a virus is transmitted by human contact, our team members or guests could become infected, or could choose, or be advised, to avoid gathering in public places, any of which could adversely affect our restaurant guest traffic and our ability to adequately staff our restaurants, receive deliveries on a timely basis or perform functions at the corporate level. We also could be adversely affected if jurisdictions in which we have restaurants impose mandatory closures, seek voluntary closures or impose restrictions on operations. Even if such measures are not implemented and a virus or other disease does not spread significantly, the perceived risk of infection or significant health risk may adversely affect our business.

A health pandemic is a disease outbreak that spreads rapidly and widely by infection and affects many individuals in an area or population at the same time. We believe that our restaurants have one of the highest levels of guest traffic per square foot in the casual dining segment of the restaurant industry. Our restaurants are places where people can gather together for human connection. Customers might avoid public gathering places in the event of a health pandemic, and local, regional or national governments might limit or ban public gatherings to halt or delay the spread of disease. The impact of a health pandemic on us might be disproportionately greater than on other casual dining concepts that have lower guest traffic and that depend less on the gathering of people.

Negative publicity about us, our restaurants, other restaurants, others across the food supply chain, or the consumption of beef, seafood, poultry/produce, beer or alcoholic beverages, whether or not accurate, could adversely affect the reputation and popularity of our restaurants and our results of operations.

The good reputation of our restaurants is a key factor to the success of our business. Incidents that occur at any of our restaurants, or at restaurants operated by other foodservice providers or generally in the food supply chain, could be damaging to the restaurant industry overall, may specifically harm our brand and reputation and may quickly result in negative publicity for us, which could adversely affect our reputation and popularity with our guests. In addition, negative publicity resulting from poor food quality, illness, injury, food tampering or other health concerns, whether related to one of our restaurants, to the restaurant industry in general, or to the beef, seafood, poultry or produce industries in general (such as negative publicity concerning the accumulation of carcinogens in seafood, e-coli, hepatitis A, Avian Flu, listeria, salmonella, and other food-borne illnesses), or operating problems related to one or more of our restaurants, could adversely affect sales for all of our restaurants and make our brand and menu offerings less appealing to consumers. If our restaurant guests or team members become ill from food-borne illnesses, we could be forced to temporarily close the affected restaurants.

Our brewing operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. While we have not experienced any serious contamination problem in our products, the occurrence of such a problem could result in a costly product recall and serious damage to our reputation for product quality, as well as claims for product liability.

Our operations are susceptible to changes in our food, brewery and energy supplies which could adversely affect our profitability.

Our profitability depends, in part, on our ability to anticipate and react to changes in food and supply costs. Our supply chain department negotiates prices for all of our ingredients and supplies through either contracts (with terms of one month up to one year, or longer in a few cases), spot market purchases or commodity pricing formulas. Furthermore, various factors beyond our control, including adverse weather conditions and governmental regulations, could also cause our food and supply costs to increase. We cannot predict whether we will be able to anticipate and react to changing food and supply costs by adjusting our purchasing practices. A failure to do so could adversely affect our operating results or cash flows from operations. We also have a single or a limited number of suppliers for certain of our commodity and supply items. Accordingly, supply chain risk could increase our costs and limit the availability of some products that are critical to our restaurant and brewing operations.

The overall cost environment for food commodities in general has and may continue to be volatile primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. Commodity prices for key agricultural commodities such as corn, wheat, and soybeans have been extremely volatile. The availabilities and prices of food commodities are also influenced by increased energy prices, animal-related diseases, natural disasters, increased geo-political tensions, the relationship of the dollar to other currencies, and other issues. Virtually all commodities purchased and used in the restaurant industry (meats, grains, oils, dairy products, and energy) have varying amounts of inherent price volatility associated with them. Our suppliers also may be affected by higher costs to produce and transport commodities used in our restaurants and breweries, higher minimum wage and benefit costs, and other expenses that they pass through to their customers, which could result in higher costs for goods and services supplied to us. While we attempt to manage these factors by offering a diversified menu and by contracting for our key commodities for extended periods of time whenever feasible and possible, there can be no assurance that we will be successful in this respect due to the many factors that are outside of our control. In addition, raw materials that we may purchase on the international market are subject to fluctuations in both the value of the U.S. dollar and increases in local demand, which may increase our costs and negatively impact our profitability.

We and our major contract brewing partners purchase a substantial portion of brewery raw materials and products, primarily malt and hops, from a limited number of domestic and foreign suppliers. We purchase both North American and European malts for our beers. We purchased most of the malt used in the production of our beer from one major supplier during 2012. We enter into one-year purchase commitments with our malt supplier, based on the projected future volumes and brewing needs. We are exposed to the quality of the barley crop each year, and significant failure of a crop could adversely affect our beer costs. Changes in currency exchange rates and freight costs can also result in increased prices. There are other malt vendors available that are capable of supplying all of our needs. We use American and German hops for our beers. We enter into purchase commitments with three hops suppliers, based on our projected future volumes and brewing needs. However, the quality and availability of the hops may be materially adversely affected by factors such as adverse weather and changes in currency exchange rates resulting in increased prices. We contract for at least two years of supply and attempt to maintain at least six months' supply of essential hop varieties on hand in order to limit the risk of an unexpected reduction in supply. We store our hops in multiple cold storage warehouses, both at our breweries and at our suppliers, to minimize the impact of a catastrophe at a single site. Hops and malt are agricultural products and therefore many outside factors, including weather conditions, farmers rotating out of hops or barley to other crops, government regulations and legislation affecting agriculture, could affect both price and supply.

Our restaurant-level operating margins are also affected by fluctuations in the availability and cost of utilities services, such as electricity and natural gas. Interruptions in the availability of gas, electric, water or other utilities, whether due to aging infrastructure, weather conditions, fire, animal damage, trees, digging accidents or other reasons largely out of our control, may adversely affect our operations. In addition, weather patterns in recent years have resulted in lower than normal levels of rainfall in certain areas that could produce droughts in key states such as California, thus impacting the price of water and the corresponding prices of commodities grown in states facing drought conditions. There is no assurance that we will be able to maintain our utility and commodity costs at levels that do not have a material adverse effect on our operations.

If our distributors or suppliers do not provide food and beverages to us in a timely fashion, we may experience short-term supply shortages, increased food and beverage costs and quality control problems.

We currently depend on national and regional food distribution service companies, as well as other food manufacturers and suppliers, to provide food and beverage products to all of our restaurants. We also rely on contract brewers and many local beer distributors to provide us with beer for our restaurants. The operations of our distributors, suppliers and contract brewers are subject to risks including labor disputes, financial liquidity, inclement weather, natural disasters, supply constraints, and general economic and political conditions that could limit their ability to timely provide us with acceptable products. Additionally, under the "force majeure" provisions in most of our agreements with suppliers, certain unexpected and disruptive events may excuse a supplier from performing. If our distributors, suppliers and contract brewers cease doing business with us, or cannot make a scheduled delivery to us, or are unable to obtain credit in a tightened credit market or experience other issues, we could experience short-term product supply shortages in some or all of our restaurants and could be required to purchase food, beer and beverage products from alternate suppliers at higher prices. We may also be forced to temporarily remove popular items from the menu offering of our restaurants. If alternative suppliers cannot meet our current product specifications, the consistency and quality of our food and beverage offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected.

With respect to potential liability claims related to our food, beer and beverage products, we believe we have sufficient primary or excess umbrella liability insurance in place. However, this insurance may not continue to be available at a reasonable cost or, if available, may not be adequate to cover all claims. We generally seek contractual indemnification and insurance coverage from our key suppliers of food, beer and beverages, but this indemnification or insurance coverage is limited, as a practical matter, by the creditworthiness of the indemnifying party and the insured limits of any insurance provided by suppliers.

Pursuant to various laws and regulations, the majority of our proprietary craft beer must be distributed to our restaurants through independent wholesale beer distributors, whether we produce the beer or it is produced by contract brewers. Although we currently have arrangements with a sufficient number of beer distributors in all markets where we operate restaurants, our continued national expansion will require us to enter into agreements with additional beer distributors. No assurance can be given that we will be able to maintain or secure additional beer distributors on terms favorable to us. Changes in control or ownership of the participants in our current beer distribution network could lead to less willingness on the part of certain distributors to carry our proprietary craft beer. Our beer distribution agreements are generally terminable by the distributor on short notice. While these beer distribution agreements contain provisions regarding our enforcement and termination rights, some state laws prohibit us from readily exercising these contractual rights. Our ability to maintain our existing beer distribution agreements may also be adversely affected by the fact that many of our distributors are reliant on one of the major beer producers for a large percentage of their revenue and, therefore, they may be influenced by such producers. If our existing beer distribution agreements are terminated, we may not be able to enter into new distribution agreements on substantially similar terms, which may result in an increase in the delivered cost of beer to our restaurants. In 2006, we entered into an agreement with the largest nationwide foodservice distributor of fresh produce in the United States to service most of our restaurants and, where licensed, to distribute our proprietary craft beer to our restaurants. This distributor currently delivers our proprietary craft beer to approximately 60% of our restaurants. If our relationship with this distributor were to be discontinued, we would pursue alternative distributors. However, it may take some time to enter into replacement distribution arrangements, and our costs for distribution may also increase as a result.

Failure to protect our trademarks, service marks, trade secrets or other intellectual property could adversely affect our business.

Our business prospects depend in part on our ability to develop favorable consumer recognition of our brands, including the BJ's Restaurants name in particular. Although BJ's is a federally registered trademark, there are many other retailers, restaurants and other types of businesses using the name "BJ's" in some form or fashion throughout the United States. While we intend to aggressively protect and defend our trademarks, service marks, trade dress, trade secrets or other intellectual property, particularly with respect to their use in our restaurant and brewing operations, they could be imitated or appropriated in ways that we cannot prevent. Alternatively, third parties may attempt to cause us to change our trademarks, service marks or trade dress or not operate in a certain geographic region or regions if our names are deemed confusingly similar to their prior trademarks, service marks or trade dress. We may also encounter claims from prior users of similar intellectual property in areas where we operate or intend to conduct operations. This could harm our image, brand or competitive position and cause us to incur significant penalties and costs. In addition, we rely on trade secrets, proprietary know-how, concepts and recipes. Our methods of protecting this information may not be adequate. While we believe that we take reasonable protective actions with respect to our intellectual property, these actions may not be sufficient to prevent, and we may not be aware of all incidents of, unauthorized usage or imitation by others. Moreover, we may face claims of misappropriation or infringement of third parties' rights that could interfere with our use of this information. Defending these claims may be costly and, if unsuccessful, may prevent us from continuing to use this proprietary information in the future and may result in a judgment or monetary damages. We do not maintain confidentiality and non-competition agreements with all of our team members or suppliers. Moreover, even with respect to the confidentiality and non-competition agreements we have, we cannot assure that those agreements will not be breached, that they will provide meaningful protection or that adequate remedies will be available in the event of an unauthorized use or disclosure of our proprietary information. If competitors independently develop or otherwise obtain access to our trade secrets, proprietary know-how or recipes, the appeal of our restaurants could be reduced and our business could be harmed.

Federal, state and local beer, liquor and food service regulations may have a significant adverse impact on our operations.

We are required to operate in compliance with federal laws and regulations relating to alcoholic beverages administered by the Alcohol and Tobacco Tax and Trade Bureau of the U.S. Department of Treasury, as well as the laws and licensing requirements for alcoholic beverages of states and municipalities where our restaurants are or will be located. In addition, each restaurant must obtain a food service license from local authorities. Failure to comply with federal, state or local regulations could cause our licenses to be revoked and force us to cease the brewing or sale of alcoholic beverages, or both, at our restaurants or the serving of food. Additionally, state liquor laws may prevent or impede the expansion of our restaurants into certain markets. The liquor laws of certain states prevent us from selling at wholesale the beer brewed at our restaurants. Any difficulties, delays or failures in obtaining such licenses, permits or approvals could delay or prevent the opening of a restaurant in a particular area or increase the costs associated therewith. In addition, in certain states, including states where we have existing restaurants or where we plan to open a restaurant, the number of liquor licenses available is limited, and licenses are traded on the open market. Liquor, beer and wine sales comprise a significant portion of our revenues. If we are unable to maintain our existing licenses, our guest patronage, revenues and results of operations could be adversely affected. Or, if we choose to open a restaurant in those states where the number of licenses available is limited, the cost of a new license could be significant.

Brewery operations require various federal, state, and local licenses, permits and approvals. Our restaurants and on-site breweries operate pursuant to exceptions to the "tied house laws," which created the "three tier system" of liquor distribution. These "tied house laws" were adopted by all of the states after the repeal of prohibition and, generally, prohibit brewers from holding retail licenses and prohibit vertical integration in ownership and control among the three tiers. Brewery restaurants and brewpubs operate under exceptions to these general prohibitions. Over the last 25 years, nearly all of the states have adopted laws and regulations permitting brewery restaurants and brewpubs; however, the privileges and restrictions for brewpubs and brewery restaurants vary from state to state.

We apply for our liquor and brewing licenses with the advice of outside legal and licensing consultants. Generally, our brewery restaurants are licensed as retailers with limited privileges to brew beer on the restaurant premises, and we do not have the same privileges as a microbrewery. Other restrictions imposed by law may prevent us from operating both brewery restaurants and non-brewery restaurants in some states. We are at risk that a state's regulations concerning brewery restaurants or the interpretation of these regulations may change. Because of the many and various state and federal licensing and permitting requirements, there is a significant risk that one or more regulatory agencies could determine that we have not complied with applicable licensing or permitting regulations or have not maintained the approvals necessary for us to conduct business within its jurisdiction. Even after the issuance of our licenses, our operations could be subject to differing interpretations of the "tied house laws" and the requirements of the "three tier system" of liquor distribution in any jurisdiction that we conduct business. Any such changes in interpretation may adversely impact our current model of brewing beer or supplying beer, or both, to our restaurants in that state, and could also cause us to lose, either temporarily or permanently, the licenses, permits and registrations necessary to conduct our restaurant operations, and subject us to fines and penalties.

The manufacture and sale of alcoholic beverages is a highly regulated and taxed business. Our operations are subject to more restrictive regulations and increased taxation by federal, state, and local governmental entities than are those of non-alcohol related beverage businesses. Federal, state, and local laws and regulations govern the production and distribution of beer, including permitting, licensing, trade practices, labeling, advertising, marketing, distributor relationships, and related matters. Federal, state, and local governmental entities also levy various taxes, license fees, and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Failure to comply with applicable federal, state, or local laws and regulations could result in higher taxes, penalties, fees, and suspension or revocation of permits, licenses or approvals.

Increasing the federal and/or state excise tax on alcoholic beverages, or certain types of alcoholic beverages, is frequently proposed in various jurisdictions either to increase revenues or discourage purchase by underage drinkers. If adopted, these measures could affect some or all of our proprietary craft beer products. If federal or state excise taxes are increased, we may have to raise prices to maintain our current profit margins. Higher taxes may reduce overall demand for beer, thus negatively impacting sales of our beer. Some states have also been reviewing the state tax treatment for flavored malt beverages which could result in increased costs for us, as well as decreased sales. Further federal or state regulation may be forthcoming that could further restrict the distribution and sale of alcohol products in general.

Our increasing dependence on contract brewers could have an adverse effect on our operations if they cease to supply us with our proprietary craft beer and sodas.

Our proprietary craft beer is a key factor in the success of our business. Each year, our brewery operations department forecasts our annual beer requirements based on our current restaurant requirements and expansion plans and determines our brewery production. Additionally, in certain states we are either legally required or choose to arrange for contract brewers to brew our beer using our proprietary recipes. During 2013, we expect to utilize three contract brewers to produce as much as 75% of the proprietary craft beer requirements for our restaurants. The remainder will be produced by our in-house brewery operations. We intend to continue increasing the percentage of beer produced by contract brewers over time, based on demonstrated qualitative and economic advantages. However, there are risks associated with increasing our dependence on contract brewers. If our contract brewers cease doing business with us, or cannot make a scheduled delivery to us because of a supply chain or production disruption or other issues, or if we cannot otherwise satisfy our internal brewing requirements, we could experience short-term supply shortages in some or all of our restaurants which may result in a loss of revenue. Potential disruptions at breweries include labor issues, governmental and regulatory actions, quality issues, contractual disputes, machinery failures or operational shut downs. Additionally, if these contract brewers cease doing business with us we could be required to purchase or brew our own beer at higher costs to us, or we may not be able to sell our proprietary craft beer at all, until we are able to secure an alternative supply source. If our contract brewers fail to adhere to our proprietary recipe and brewing specifications, the consistency and quality of beer offerings, and thus our reputation, guest patronage, revenues and results of operations, could be adversely affected. The above risk factors also apply to the supply of our proprietary craft cider, root beer and other sodas, which are currently produced by an outside third-party contractor.

From time to time, we or our contract brewers may also experience shortages of kegs necessary to distribute our draft beer and proprietary craft sodas. We distribute our draft beer and proprietary craft sodas in kegs that are owned by us as well as leased from third-party vendors. We are also responsible for providing kegs to the contract brewers and outside soda producer that produce our proprietary craft beers and sodas.

Government laws and regulations affecting the operation of our restaurants, including (but not limited to) those that apply to the acquisition and maintenance of our brewing and retail liquor licenses, minimum wages, consumer health and safety, group health insurance coverage, nutritional disclosures, and employment-related documentation requirements could increase our operating costs, cause unexpected disruptions to our operations and restrict our growth.

Our development and construction of additional restaurants must comply with applicable zoning, land use and environmental regulations. More stringent and varied requirements of local government bodies with respect to zoning, land use and environmental factors could delay construction of new restaurants and add to their cost in the future. In addition, difficulties or failure in obtaining the required licenses and approvals could delay, or result in our decision to cancel, the opening of new restaurants.

In addition, various federal and state labor laws govern our relationship with our team members and affect our operating costs. These laws include minimum wage requirements, overtime pay, meal and rest breaks, unemployment tax rates, workers' compensation rates, work eligibility requirements and other employment taxes. In particular, we are subject to the regulations of the ICE branch of the United States Department of Homeland Security. Changes to these aforementioned laws or other employment laws or regulations, could adversely affect our operating results and thus restrict our growth, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence, mandated health benefits, increased tax reporting and tax payment requirements for team members who receive gratuities, a reduction in the number of states that allow tips to be credited toward minimum wage requirements and increased team member litigation, including claims relating to the Fair Labor Standards Act.

In addition, some states in which we operate have adopted immigration employment protection laws. Even if we operate our restaurants in strict compliance with ICE and state requirements, some of our team members may not meet federal work eligibility or residency requirements, which could lead to a disruption in our work force. Although we require all of our team members to provide us with the government-specified documentation evidencing their employment eligibility, some of our team members may, without our knowledge, be unauthorized workers. Unauthorized workers are subject to seizure and deportation and may subject us to fines, penalties or loss of our business license in certain jurisdictions. Additionally, a government audit could result in a disruption to our workforce or adverse publicity that could negatively impact our brand and our use of E-Verify and/or potential for receipt of letters from the Social Security Administration requesting information (commonly referred to as no-match letters) could make it more difficult to recruit and/or retain qualified employees.

Potential changes in labor laws could result in portions of our workforce being subjected to greater organized labor influence. Although we do not currently have any union team members, labor legislation could have an adverse effect on our business and financial results by imposing requirements that could potentially increase our costs, reduce our flexibility and impact our ability to service our guests.

Additionally, some states, counties and cities have enacted menu labeling laws which are separate of the federally mandated menu labeling law that is part of the recently enacted health care reform act. Non-compliance with these laws could result in the imposition of fines and/or the closure of restaurants. We could also be subject to lawsuits that claim our non-compliance. These menu labeling laws could also result in changing consumer preferences which may adversely affect our results of operations and financial position. We may not be able to adequately adapt our menu offerings to keep pace with developments in current consumer preferences related to nutrition, which may adversely impact our sales.

Some jurisdictions in which we operate have recently enacted new requirements that require us to adopt and implement a Hazard Analysis and Critical Control Points ("HACCP") System for managing food safety and quality. HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. We expect to incur certain costs to comply with these regulations and these costs may be more than we anticipate. If we fail to comply with these laws or regulations, our business could experience a material adverse effect.

The Americans with Disabilities Act of 1990 prohibits discrimination on the basis of disability in public accommodations and employment. Although our restaurants are designed to be accessible to the disabled, we could be required to make modifications to our restaurants to provide service to, or make reasonable accommodations for, disabled persons. Non-compliance with this law and related laws enacted at the state or local level could result in the imposition of fines or an award of damages to private litigants.

The collective impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and therefore have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Compliance with these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

The effect of changes to healthcare laws in the United States may increase the number of employees who choose to participate in our healthcare plans, which may significantly increase our healthcare costs and negatively impact our financial results.

In March 2010, Congress passed the Patient Protection and Affordable Care Act requiring employers to provide health insurance for all of their full-time team members (as defined in the law) as well as certain other rules and regulations including federally mandated menu labeling laws. Additionally, from time to time various states and municipalities consider other proposals regarding health insurance or menu labeling or menu ingredient regulation. We continue to evaluate the potential impacts of the health care reform law on our business, and we intend to accommodate various parts of the law as they take effect. There are no assurances that a combination of cost management and price increases can accommodate all of the incremental costs associated with our compliance. The imposition of any requirement that we provide health insurance benefits to team members that are more extensive than the health insurance benefits we currently provide could have an adverse effect on our results of operations and financial position, as well as the restaurant industry in general. Our suppliers may also be affected by higher minimum wage and benefit standards, which could result in higher costs for goods and services supplied to us. We do not expect to incur any material costs from compliance with the provision of the health care law requiring disclosure of calories and other nutritional information on our menus, but we cannot yet anticipate any changes in guest behavior resulting from the implementation of this portion of the law, which could have an adverse effect on our sales or results of operations.

Limitations in our insurance coverage or rising insurance costs could adversely affect our business or financial condition in certain circumstances.

We purchase comprehensive insurance coverage, including, but not limited to, workers' compensation, general liability, directors' and officers' liability, employment practices, fire and extended coverage and property insurance with coverage levels that we consider appropriate, based on the advice of our outside insurance and risk management advisors. However, such insurance is subject to limitations, including deductibles, exclusions and maximum liabilities covered. The cost of workers' compensation insurance, general liability insurance, property insurance and directors' and officers' liability insurance fluctuates based on market conditions and availability as well as our historical trends. Moreover, there are certain types of losses that may be uninsurable or not economically insurable. Such hazards may include earthquake, hurricane and flood losses and certain employment practices. If such a loss should occur, we would, to the extent that we were not covered for such loss by insurance, suffer a loss of the capital invested, as well as anticipated profits and cash flow from such damaged or destroyed properties. Punitive damage awards are generally not covered by insurance; thus, any awards of punitive damages as to which we may be liable could adversely affect our ability to continue to conduct our business, to expand our operations or to develop additional restaurants. There is no assurance that any insurance coverage we maintain will be adequate, that we can continue to obtain and maintain such insurance at all or that the premium costs will not rise to an extent that they adversely affect us or our ability to economically obtain or maintain such insurance.

We self-insure a substantial portion of our workers' compensation and general liability costs, and unfavorable changes in trends could have a negative impact on our profitability. The dollar amount of claims that we actually experience under our workers' compensation and general liability insurance, for which we carry high per-claim deductibles, may also increase at any time, thereby further increasing our costs. Additionally, health insurance costs in general have risen significantly over the past few years and are expected to continue to increase. These increases have a negative impact on our profitability if we are not able to offset the effect of such increases with plan modifications and cost control measures, or by continuing to improve our operating efficiencies.

Our business and future development could be harmed if we are unable to retain key personnel or have difficulties in recruiting qualified personnel.

The success of our business continues to depend on the contributions of our senior management team, both individually and as a group. The unexpected loss of the services of a key senior executive or other essential management personnel could have a material adverse effect on our business and plans for future development. In addition to our senior executives, we also must continue to attract, retain and motivate a sufficient number of qualified management and operating personnel, including our field supervision team, restaurant general managers and executive kitchen managers. Qualified individuals historically have been in short supply, and any inability to attract and retain them in our restaurant operations would limit our ability to effectively execute our expansion plan. The ability of these key operating personnel to maintain the quality and consistency of the service, hospitality, quality and atmosphere of our restaurants is a critical factor in our success. Any failure by us to retain or recruit key personnel may harm the reputation of our brand and adversely affect our operating results.

Litigation could have a material adverse effect on our business.

Our business is subject to the risk of litigation by employees, guests, suppliers, shareholders, government agencies or others through private actions, class actions, administrative proceedings, regulatory actions or other litigation. These actions and proceedings may involve allegations of illegal, unfair or inconsistent employment practices, including wage and hour violations and employment discrimination; guest discrimination; food safety issues including poor food quality, food-borne illness, food tampering, food contamination, and adverse health effects from consumption of various food products or high-calorie foods (including obesity); other personal injury; violation of "dram shop" laws (providing an injured party with recourse against an establishment that serves alcoholic beverages to an intoxicated party who then causes injury to himself or a third party); trademark infringement; violation of the federal securities laws; or other concerns. The outcome of litigation, particularly class action lawsuits and regulatory actions, is difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. The cost to defend litigation may be significant. There may also be adverse publicity associated with litigation that could decrease customer acceptance of our brands, regardless of whether the allegations are valid or we ultimately are found liable. Litigation could impact our operations in other ways as well. Allegations of illegal, unfair or inconsistent employment practices, for example, could adversely affect employee acquisition and retention. Also, some employment related claims in the area of wage and hour disputes are not insurable risks. We also are subject to claims and disputes from landlords under our leases, which could lead to litigation or a threatened or actual lease termination. Litigation of any nature may be expensive to defend and may divert money and management's attention from our operations and adversely affect our financial condition and results of operations.

We are subject to state "dram shop" laws and regulations, which generally provide that a person injured by an intoxicated person may seek to recover damages from an establishment that wrongfully served alcoholic beverages to the intoxicated person. Recent litigation against restaurant chains has resulted in significant judgments, including punitive damages, under such "dram shop" statutes. While we carry liquor liability coverage as part of our existing comprehensive general liability insurance, we may still be subject to a judgment in excess of our insurance coverage, and we may not be able to obtain or continue to maintain such insurance coverage at reasonable costs, if at all. Regardless of whether any claims against us are valid or whether we are liable, claims may be expensive to defend and may divert management's time and our financial resources away from our operations. We may also be adversely affected by publicity resulting from such claims.

The occurrence or threat of extraordinary events, including terrorist attacks, could cause consumer spending to decline, which would adversely affect our sales and results of operations.

The occurrence or threat of extraordinary events, including future terrorist attacks and military and governmental responses and the prospect of future wars, may result in negative changes to economic conditions likely resulting in decreased consumer spending. Additionally, decreases in consumer discretionary spending could impact the frequency with which our guests choose to dine out at restaurants or the amount they spend on meals while dining out at restaurants, thereby adversely affecting our sales and results of operations. A decrease in consumer discretionary spending could also adversely affect our ability to achieve the benefit of planned menu price increases to help preserve our operating margins.

Natural disasters could unfavorably affect our operations.

The occurrence of natural disasters, such as fires, hurricanes, freezing weather or earthquakes (particularly in California where our centralized operating systems and restaurant support center administrative personnel are located) could unfavorably affect our operations and financial performance. Such events could result in physical damage to one or more of our restaurants; the temporary or permanent closure of one or more of our restaurants or restaurant support center; the temporary lack of an adequate work force in an affected geographical trade area; the temporary or long-term disruption in the supply of food, beverages, beer and other products to our restaurants; the temporary disruption of electric, water, sewer and waste disposal services necessary for our restaurants to operate; and/or, the temporary reduction in the availability of certain products in our restaurants.

Future changes in financial accounting standards may significantly change our reported results of operations.

Generally accepted accounting principles in the U.S. are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. In addition, the SEC has announced a multi-year plan that could ultimately lead to the use of International Financial Reporting Standards by U.S. issuers in their SEC filings. Any such change could have a significant effect on our reported financial results.

Additionally, our assumptions, estimates and judgments related to complex accounting matters could significantly affect our financial results. Generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business, including but not limited to, revenue recognition, fair value of investments, impairment of long-lived assets, leases and related economic transactions, intangibles, self-insurance, income taxes, property and equipment, unclaimed property laws and litigation, and stock-based compensation are highly complex and involve many subjective assumptions, estimates and judgments by us. Changes in these rules or their interpretation or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

The FASB is continuing to focus on several broad-based convergence projects. Updated standards on accounting for financial instruments, revenue recognition and leases, among others, are expected. The scope and breadth of these proposals are unprecedented; each of these projects could have a significant effect on the reported results of our operations. In an exposure draft issued in 2010, the FASB, together with the International Accounting Standards Board, has proposed a comprehensive set of changes in accounting for leases. While the Exposure Draft addresses new financial accounting rules for both lessors and lessees, the primary focus will likely be on changes affecting lessees. The lease accounting model contemplated by the new standard is a "right of use" model that assumes that each lease creates an asset (the lessee's right to use the leased asset) and a liability (the future rent payment obligations) which should be reflected on a lessee's balance sheet to fairly represent the lease transaction and the lessee's related financial obligations. All of our restaurant leases and our restaurant support center lease are accounted for as operating leases, with no related assets and liabilities on our balance sheet. Currently, the FASB has reopened the Exposure Draft for comments and has therefore not identified a proposed effective date for the issuance of the final standard. A second exposure draft is expected in the first quarter of 2013. However, changes in lease accounting rules or their interpretation, or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

The market price of our common stock could be subject to significant fluctuations.

Among the factors that could affect our stock price are:

- actual or anticipated fluctuations in comparable restaurant sales or operating results, whether in our operations or in those of our competitors;
- changes in financial estimates or opinions by research analysts, either with respect to us or other casual dining companies;
- any failure to meet investor or analyst expectations, particularly with respect to total restaurant operating weeks, number of restaurant openings, comparable restaurant sales, average weekly sales per restaurant, total revenues, operating margins and net income per share;
- the public's reaction to our press releases, other public announcements and our filings with the SEC;
- actual or anticipated changes in domestic or worldwide economic, political or market conditions, such as recessions or international currency fluctuations;
- changes in the consumer spending environment;
- terrorist acts;
- changes in laws or regulations, or new interpretations or applications of laws and regulations, that are applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- short sales, hedging and other derivative transactions in the shares of our common stock;
- future sales or issuances of our common stock, including sales or issuances by us, our directors or executive officers and our significant stockholders;
- our dividend policy;
- changes in the market valuations of other restaurant companies;
- actions by stockholders;
- various market factors or perceived market factors, including rumors, involving us, our suppliers and distributors, whether accurate or not;
- announcements by us or our competitors of new locations, menu items, technological advances, significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives;
- a loss of a key member of management; and,
- changes in the costs or availabilities of key inputs to our operations.

In addition, we cannot assure that an active trading market for our common stock will continue which could affect our stock price and the liquidity of any investment in our common stock.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors' stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets which, in turn, could cause our share price or trading volume to decline.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may adversely affect the trading price of our common stock. In addition, our stock price can be influenced by trading activity in our common stock or trading activity in derivative instruments with respect to our common stock as a result of market commentary (including commentary that may be unreliable or incomplete in some cases); changes in expectations about our business, our creditworthiness or investor confidence generally; actions by shareholders and others seeking to influence our business strategies; portfolio transactions in our stock by significant shareholders; or trading activity that results from the ordinary course rebalancing of stock indices in which our Company's stock may be included.

In the past, following periods of volatility in the market price of a company's securities, shareholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which would significantly harm our profitability and reputation.

Because we do not anticipate paying any dividends for the foreseeable future, our shareholders may not receive any return on their investment unless they sell their common stock for a price greater than what they paid for it.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate paying any dividends to our shareholders for the foreseeable future. Therefore, our shareholders may have to sell some or all of their common stock in order to generate cash flow from their investment. Our shareholders may not receive a gain on their investment when they sell our common stock and may lose some or the entire amount of their investment. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon our financial condition, operating results, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

Failure to establish, maintain and apply adequate internal control over our financial reporting could affect our reported results of operations.

We are subject to the ongoing internal control provisions of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules adopted by the SEC and the Public Company Accounting Oversight Board. These provisions provide for the identification of material weaknesses in internal control over financial reporting, which is a process to provide reasonable assurance regarding the reliability of financial reporting for external purposes in accordance with U.S. GAAP. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Should we identify a material weakness in internal controls, there can be no assurance that we will be able to remediate any future material weaknesses that may be identified in a timely manner or maintain all of the controls necessary to remain in compliance. Any failure to maintain an effective system of internal controls over financial reporting could limit our ability to report our financial results accurately and timely or to detect and prevent fraud. Any such failure could subject us to adverse regulatory consequences, including sanctions by the SEC or violations of applicable stock exchange listing rules, or cause a breach of certain covenants under our financing arrangements. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could materially adversely affect us and lead to a decline in the price of our common stock.

We are heavily dependent on information technology and any material failure of that technology could impair our ability to efficiently operate our business.

We rely heavily on electronic information systems in all aspects of our operations, including (but not limited to) point-of-sale transaction processing in our restaurants; efficient operation of our restaurant kitchens; management of our inventories and overall supply chain; collection of cash; payment of payroll and other obligations; and, various other processes and procedures. Our ability to efficiently manage our business depends significantly on the reliability and capacity of our in-house information systems and those technology services and systems that we contract for from third parties. Our electronic information systems, including our back-up systems, are subject to damage or interruption from power outages, computer and telecommunications failures, computer viruses, internal or external security breaches, catastrophic events such as fires, earthquakes, tornadoes and hurricanes, and/or errors by our team members. The failure of any of these systems to operate effectively, any problems with their maintenance, any issues with upgrades or transitions to replacement systems, or any breaches in data security could cause material interruptions to our operations. While we have invested and continue to invest in technology security initiatives and disaster recovery plans, these measures cannot fully insulate us from technology disruption that could result in adverse effects on operations and profits. Although we, with the help of third-party service providers and consultants, intend to maintain and upgrade our security technology and establish operational procedures to prevent such damage, breaches, or attacks, there can be no assurance that these security measures will be successful. In addition, advances in computer capabilities, new discoveries in the field of cryptography or other developments could result in a compromise or breach of the algorithms we and our third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could harm our reputation and financial results, as well as subject us to litigation or actions by regulatory authorities. Significant capital investments might be required to remediate any problems, infringements, misappropriations or other third party claims.

We outsource certain essential business processes to third-party vendors that subject us to risks, including disruptions in business and increased costs.

Some of our essential business processes that are dependent on technology are outsourced to third parties. Such processes include, but are not limited to, gift card tracking and authorization, on-line ordering, credit card authorization and processing, certain components of our "BJ's Premier Rewards" guest loyalty program, certain insurance claims processing, payroll processing, web site hosting and maintenance, data warehousing and business intelligence services, point-of-sale system maintenance, certain tax filings, telecommunications services, web-based labor scheduling and other key processes. We make a diligent effort to ensure that all providers of outsourced services are observing proper internal control practices, such as redundant processing facilities; however, there are no guarantees that failures will not occur. Failure of third parties to provide adequate services could have an adverse effect on our results of operations, financial condition or ability to accomplish our financial and management reporting.

We may incur costs resulting from security risks we face in connection with our electronic processing and transmission of confidential customer information.

We accept electronic payment cards from our guests for payment in our restaurants. During 2012, approximately 77% of our sales were attributable to credit/debit card transactions, and credit/debit card usage could continue to increase. A number of restaurant operators and retailers have experienced actual or potential security breaches in which credit and debit card information may have been stolen. While we have taken reasonable steps to prevent the occurrence of security breaches in this respect, we may, in the future, become subject to claims for purportedly fraudulent transactions arising out of the actual or alleged theft of credit or debit card information, and we may also be subject to lawsuits or other proceedings in the future relating to these types of incidents. Proceedings related to theft of credit or debit card information may be brought by payment card providers, banks and credit unions that issue cards, cardholders (either individually or as part of a class action lawsuit) and federal and state regulators. Any such proceedings could distract our management from running our business and cause us to incur significant unplanned losses and expenses. We also receive and maintain certain personal information about our guests and team members. The use of this information by us is regulated at the federal and state levels. If our security and information systems are compromised or our team members fail to comply with these laws and regulations and this information is obtained by unauthorized persons or used inappropriately, it could adversely affect our reputation, as well as results of operations, and could result in litigation against us or the imposition of penalties. In addition, our ability to accept credit cards as payment in our restaurants and on-line store depends on us remaining in compliance with standards set by the PCI Security Standards Council. These standards, set by a consortium of the major credit card companies, require certain levels of system security and procedures to protect our customers' credit card and other personal information. Privacy and information security laws and regulations change over time, and compliance with those changes may result in cost increases due to necessary systems and process changes.

Our federal, state and local tax returns may, from time to time, be selected for audit by the taxing authorities, which may result in tax assessments or penalties that could have a material adverse impact on our results of operations and financial position.

We are subject to federal, state and local taxes. Significant judgment is required in determining the provision for income taxes. Although we believe our tax estimates are reasonable, if the IRS or other taxing authority disagrees with the positions we have taken on our tax returns, we could have additional tax liability, including interest and penalties. If material, payment of such additional amounts, upon final adjudication of any disputes, could have a material impact on our results of operations and financial position. The cost of complying with new tax rules, laws or regulations could be significant. Increases in federal or state statutory tax rates and other changes in tax laws, rules or regulations may increase our effective tax rate. Any increase in our effective tax rate could have a material impact on our financial results.

Our internal brewing, contract brewing and beer distribution arrangements are subject to periodic reviews and audits by various federal, state and local governmental and regulatory agencies and could be adversely affected either as a result of different interpretations of the laws and regulations that govern such arrangements or by new laws and regulations enacted to promulgated by such governments or agencies.

Brewery and wholesale operations require various federal, state and local licenses, permits and approvals. The loss or revocation of any existing licenses, permits or approvals, and/or the failure to obtain any required additional or new licenses, permits, or approvals could have a material adverse effect on the ability of the Company to conduct its business.

We are subject to periodic audits and reviews by federal, state and local regulatory agencies related to our internal and contract brewing operations. We are particularly subject to extensive regulation at the federal, state and local levels. Permits, licenses and approvals necessary to the U.S. beer business are required from the Alcohol and Tobacco Tax and Trade Bureau of the United States Treasury Department ("TTB"), state alcohol beverage regulatory agencies and local authorities in some jurisdictions. Compliance with these laws and regulations can be costly. TTB permits and registrations can be suspended, revoked or otherwise adversely affected for failure to pay taxes, keep proper accounts, pay fees, bond premises, abide by federal alcoholic beverage production and distribution regulations or to notify the TTB of any material change. Permits, licenses and approvals from state regulatory agencies can be revoked for many of the same reasons. The Company's operations are subject to audit and inspection by the TTB at any time. At the state and local level, some jurisdictions merely require notice of any material change in the operations, management or ownership of the permit or license holder and others require advance approvals, requiring that new licenses, permits or approvals be applied for and obtained in the event of a change in the management or ownership of the permit or license holder. State and local laws and regulations governing the sale of malt beverages and hard cider within a particular state by a supplier or wholesaler vary from locale to locale. The Company's operations are subject to audit and inspection by state regulatory agencies at any time. Because of the many and various state and federal licensing and permitting requirements, there is a risk that one or more regulatory agencies could determine that the Company has not complied with applicable licensing or permitting regulations or has not maintained the approvals necessary for it to conduct business within its jurisdiction.

We are routinely subject to new or modified laws and regulations for which we must comply in order to avoid fines and other penalties. From time to time, new laws and regulations are proposed that could affect the overall structure and effectiveness of the proprietary craft beer production and distribution model currently utilized by the Company. Any such changes in interpretation may adversely impact our current model of brewing beer or supplying beer, or both, to our restaurants in that state, and could also cause us to lose, either temporarily or permanently, the licenses, permits and registrations necessary to conduct our restaurant operations, and subject us to fines and penalties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

RESTAURANT LOCATIONS

As of February 25, 2013, we operated a total of 130 restaurants in 15 states, consisting of six BJ's Pizza & Grill® locations, one BJ's Grill® location, 113 BJ's Restaurant & Brewhouse® locations and 10 BJ's Restaurant & Brewery® locations, as follows:

	BJ's Pizza & Grill®	BJ's Grill®	BJ's Restaurant & Brewhouse®	BJ's Restaurant & Brewery®	Total
Arizona	–	–	5	1	6
California	5	1	49	6	61
Colorado	–	–	4	–	4
Florida	–	–	11	–	11
Indiana	–	–	1	–	1
Kansas	–	–	1	–	1
Kentucky	–	–	1	–	1
Louisiana	–	–	1	–	1
Nevada	–	–	4	1	5
New Mexico	–	–	1	–	1
Ohio	–	–	3	–	3
Oklahoma	–	–	2	–	2
Oregon	1	–	1	1	3
Texas	–	–	27	1	28
Washington	–	–	2	–	2
	6	1	113	10	130

As of February 25, 2013, the average interior square footage of our restaurants was approximately 8,250 square feet. Many of our restaurants also have outdoor patios that are utilized when weather conditions permit.

As of February 25, 2013, 126 of our 130 existing restaurants are located on leased properties. We own the underlying land for four of our existing restaurants as well as three proposed sites planned for new restaurant openings in 2013. There can be no assurance that we will be able to renew expiring leases after the expiration of all remaining renewal options. Most of our restaurant leases provide for contingent rent based on a percentage of restaurant sales (to the extent this amount exceeds a minimum base rent) and payment of certain occupancy-related expenses. We own substantially all of the equipment, furnishings and trade fixtures in our restaurants. Our restaurant support center ("RSC") is located in an approximate 56,000 square foot leased space in Huntington Beach, California. During 2012, we leased approximately an additional 26,000 square feet for our RSC to support our planned future expansion. Our RSC lease expires August 31, 2018.

ITEM 3. LEGAL PROCEEDINGS

See Note 6 of Notes to Consolidated Financial Statements in Part IV, Item 15 of this report for a summary of legal proceedings.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock (symbol BJRI) trades on the NASDAQ Global Select Market. All stock prices are closing prices per the NASDAQ Global Select Market. On February 22, 2013, the closing price of our common stock was $31.11 per share. The table below shows our high and low common stock closing prices as reported by the NASDAQ Global Select Market.

	Common Stock	
	High	**Low**
Fiscal 2012		
First Quarter	$54.27	$44.44
Second Quarter	$49.71	$37.01
Third Quarter	$45.35	$38.49
Fourth Quarter	$43.08	$32.20
Fiscal 2011		
First Quarter	$38.84	$33.56
Second Quarter	$51.36	$38.49
Third Quarter	$55.51	$40.28
Fourth Quarter	$53.81	$42.32

As of February 25, 2013, we had approximately 100 shareholders of record and we estimate that there were approximately 18,200 beneficial shareholders.

Stock Performance Graph

The following chart compares the five year cumulative total stock performance of our common stock, the S&P 500 Index and a peer group consisting of: Bloomin' Brands, Inc., Bravo Brio Restaurant Group, Brinker International, Inc., Buffalo Wild Wings, Inc., The Cheesecake Factory Incorporated, Chuy's Holdings, Inc., Darden Restaurants, Inc., Famous Dave's of America, Inc., Ignite Restaurant Group, Kona Grill, Inc., Red Robin Gourmet Burgers, Inc., Ruby Tuesday, Inc. (GA), and Texas Roadhouse, Inc. (Class A). In April 2012 and July 2012, O'Charley's, Inc. and PF Changs China Bistro became a private company, respectively. As such, the line depicting "Old Peer Group" below consists of the aforementioned peer restaurant companies, including O'Charley's, Inc. and PF Changs China Bistro, until April 2012 and July 2012, respectively, when they became a private company. Bloomin' Brands, Inc., Chuy's Holdings, Inc. and Ignite Restaurant Group were subsequently added to the Company's peer group (New Peer Group) in 2012. The peer group companies all compete in the "casual dining" segment of the restaurant industry. The graph assumes that $100 was invested at inception in our common stock and in each of the indices that all dividends were reinvested. The measurement points utilized in the graph consist of the last trading day in each calendar year, which closely approximates the last day of our respective fiscal year. The historical stock performance presented below is not intended to and may not be indicative of future stock performance.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among BJ's Restaurants, Inc., the S&P 500 Index,
Old Peer Group, and New Peer Group
$300
$250
$200
$150
$100
$50
$0
12/07
12/08
12/09
12/10
12/11
12/12
BJ's Restaurants, Inc.
S&P 500
Old Peer Group
New Peer Group

Stock-Based Compensation Plan Information

We have two stock-based compensation plans – the 2005 Equity Incentive Plan and the 1996 Stock Option Plan – under which we may issue shares of our common stock to team members, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan, the 1996 Stock Option Plan was closed for purposes of new grants and the remaining available shares for grant, including those shares related to option awards forfeited or terminated without exercise under the 1996 Stock Option Plan accrue to the 2005 Equity Incentive Plan. Both of these plans have been approved by our shareholders. Under the 2005 Equity Incentive Plan, we have granted incentive stock options, non-qualified stock options and restricted stock units. The following table provides information about the shares of our common stock that may be issued upon exercise of awards under these two plans as of January 1, 2013 (share numbers in thousands):

	Number of securities to be issued upon exercise of outstanding stock options and restricted stock units	Weighted average exercise price of outstanding stock options and restricted stock units	Number of securities remaining available for future issuance under stock-based compensation plans
Stock-based compensation plans approved by shareholders	2,511	$22.08	992
Stock-based compensation plans not approved by shareholders	–	$ –	–

Dividend Policy and Stock Repurchases

The continued operation and expansion of our business will require substantial funding. Accordingly, we have not paid any dividends since our inception and have currently not allocated any funds for the payment of dividends. Rather, it is our current policy to retain earnings, if any, for expansion of our operations, remodeling and investing in our existing restaurants and other general corporate purposes. We have no plans to pay any cash dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our Board of Directors and will depend upon our financial condition, operating results and other factors our Board of Directors deem relevant. Our credit facility contains, and debt instruments that we enter into in the future may contain, covenants that place limitations on the amount of dividends we may pay. We currently do not have any plan to repurchase our common stock.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial and operating data for each of the five fiscal years in the period ended January 1, 2013, are derived from our audited consolidated financial statements. This selected consolidated financial and operating data should be read in conjunction with the consolidated financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this report.

	Fiscal Year				
	2012	2011(1)	2010	2009	2008
	(in thousands, except per share data)				
Consolidated Statements of Income Data:					
Revenues	$708,325	$620,943	$513,860	$426,707	$374,076
Costs and expenses:					
Cost of sales	175,636	152,695	126,078	106,484	94,412
Labor and benefits	245,078	214,470	178,199	149,075	131,328
Occupancy and operating	150,312	127,291	109,566	92,204	80,212
General and administrative	45,131	39,952	34,632	29,484	27,264
Depreciation and amortization	41,347	34,075	28,878	24,119	19,184
Restaurant opening	8,440	6,997	5,189	5,327	7,384
Loss on disposal of assets	557	1,039	1,164	312	855
Natural disaster and related	–	–	–	–	446
Legal & other settlements and terminations	959	2,037	–	–	2,086
Total costs and expenses	667,460	578,556	483,706	407,005	363,171
Income from operations	40,865	42,387	30,154	19,702	10,905
Other income (expense):					
Interest income	276	233	124	292	1,824
Interest expense	(54)	(144)	(90)	(78)	(60)
Gain (loss) on investment settlement	797	614	–	(1,709)	–
Other income, net	772	562	612	379	376
Total other income (expense)	1,791	1,265	646	(1,116)	2,140
Income before income taxes	42,656	43,652	30,800	18,586	13,045
Income tax expense	11,247	12,082	7,638	5,548	2,737
Net income	$31,409	$31,570	$23,162	$13,038	$10,308
Net income per share:					
Basic	$1.12	$1.14	$0.86	$0.49	$0.39
Diluted	$1.09	$1.08	$0.82	$0.48	$0.39
Weighted average number of shares outstanding:					
Basic	27,994	27,631	27,073	26,750	26,484
Diluted	28,857	29,143	28,167	27,147	26,749
Consolidated Balance Sheets Data (end of period):					
Cash and cash equivalents	$15,074	$22,391	$31,518	$44,906	$8,852
Marketable securities	$25,850	$30,744	$22,679	$–	$30,617
Total assets	$566,876	$502,079	$430,085	$381,122	$335,209
Total long-term debt (including current portion)	$–	$–	$–	$5,000	$9,500
Shareholders' equity	$371,834	$332,449	$287,826	$252,979	$232,277

(1) Fiscal 2011 consists of 53 weeks. All other fiscal years presented consist of 52 weeks.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

As of February 25, 2013 we owned and operated 130 restaurants located in 15 states (California, Texas, Florida, Arizona, Nevada, Colorado, Ohio, Oregon, Oklahoma, Washington, Indiana, Kansas, Kentucky, Louisiana and New Mexico). Each of our restaurants is operated either as a BJ's Restaurant & Brewery®, a BJ's Restaurant & Brewhouse®, a BJ's Pizza & Grill®, or a BJ's Grill® restaurant. Our menu features our BJ's award-winning, signature deep-dish pizza, our hand-tossed style pizza, our proprietary craft beers and other beers, as well as a wide selection of appetizers, entrees, pastas, sandwiches, specialty salads, desserts, including our Pizookie® dessert, non-alcoholic beverages, wine and spirits.

The first BJ's restaurant was opened in Orange County, California in 1978 as a small full-service restaurant focusing on a lighter, bakery crust style deep-dish pizza. We acquired the original BJ's restaurants in 1995 from their original owners. Our initial public offering of common stock occurred in 1996. Additionally, in 1996, we opened our first large-format restaurant and brewery in Brea, California and began to expand the menu to include our own craft beer, appetizers, entrees, pastas, sandwiches, specialty salads and desserts.

Of the 130 restaurants we operated as of February 25, 2013, 10 are BJ's Restaurant & Brewery® restaurants (of which three are currently manufacturing our proprietary craft beer for some of our restaurants), 113 are BJ's Restaurant & Brewhouse® restaurants (which are similar to our brewery restaurants except that they do not manufacture beer), six are BJ's Pizza & Grill® restaurants (which are primarily our original, smaller-format "legacy" restaurants) and one is BJ's Grill® (a smaller-format full service restaurant intended to serve as a live research and development restaurant at the current time). In the near term, our future restaurant growth will focus principally on our BJ's Restaurant & Brewhouse® format. However, we may continue to build additional BJ's Restaurant & Brewery® locations in certain areas where we believe it may be more appropriate to brew our own beer. We may also consider opening the smaller-format BJ's Grill® or a smaller-format BJ's Restaurant & Brewhouse® restaurant as fill-in locations in certain densely-populated, urban trade areas, or in smaller cities, where a larger-format location could not be obtained or is not appropriate. We also have contract brewing arrangements in which we utilize other qualified craft brewers to produce our proprietary craft beers and sodas under our proprietary recipes and our indirect supervision. We currently believe that, over the long run, it will become more beneficial to increase our contract brewing due to the economies of scale that can be obtained from brewing beer in large quantities while also avoiding potential liquor licensing complications in some states where we desire to operate restaurants. As such, we expect to continue increasing our contract brewing relationships. As a result of this expected increase in contract brewing, we intend to rebalance our internal beer production activities on an ongoing basis. In addition, we may decide to eventually decommission certain additional internally-operated breweries, which may result in additional disposals of related assets in the future.

We intend to continue developing and opening new BJ's restaurants in high profile locations within densely populated areas in both existing and new markets. Since most of our established restaurants currently operate close to full capacity during the peak demand periods of lunch and dinner, and given our relatively high average sales per productive square foot, we generally do not expect to achieve sustained increases in comparable sales in excess of our annual effective menu price increases for our mature restaurants, assuming we are able to retain our guest traffic levels in those restaurants. Therefore, we currently expect that the majority of our year-over-year revenue growth for fiscal 2013 will be derived from new restaurant openings and the carryover impact of partial-year openings during 2012.

Newly opened restaurants typically experience normal inefficiencies in the form of higher cost of sales, labor and direct operating and occupancy costs for several months after their opening in both percentage and dollar terms when compared with our more mature, established restaurants. Accordingly, the number and timing of newly opened restaurants has had, and is expected to continue to have, an impact on restaurant opening expenses, cost of sales, labor and occupancy and operating expenses. Additionally, initial restaurant openings in new markets may experience even greater inefficiencies for several months, if not longer, due to lower initial sales volumes, which results from initially low consumer awareness levels, and a lack of supply chain and other operating cost leverage until additional restaurants can be opened in the markets.

Our revenues are comprised of food and beverage sales at our restaurants. Revenues from restaurant sales are recognized when payment is tendered at the point of sale. Revenues from our gift cards are recognized upon redemption in our restaurants. Gift card breakage is recognized as other income on our Consolidated Statements of Income. Gift card breakage is recorded when the likelihood of the redemption of the gift cards becomes remote, which is typically after 24 months from original gift card issuance.

Cost of sales is comprised of food and beverage costs. The components of cost of sales are variable and typically fluctuate directly with sales volumes. Labor and benefit costs include direct hourly and management wages, bonuses and payroll taxes and fringe benefits for restaurant employees, including stock-based compensation that is directly related to restaurant level team members.

Occupancy and operating expenses include restaurant supplies, credit card fees, marketing costs, fixed rent, percentage rent, common area maintenance charges, utilities, real estate taxes, repairs and maintenance and other related restaurant costs.

General and administrative costs include all corporate, field supervision and administrative functions that support existing operations and provide infrastructure to facilitate our future growth. Components of this category include corporate management, field supervision and corporate hourly staff salaries and related employee benefits (including stock-based compensation expense and cash-based incentive compensation), travel and relocation costs, information systems, the cost to recruit and train new restaurant management employees, corporate rent, certain brand marketing-related expenses and legal, professional and consulting fees.

Depreciation and amortization principally include depreciation on capital expenditures for restaurants.

Restaurant opening expenses, which are expensed as incurred, consist of the costs of hiring and training the initial hourly work force for each new restaurant, travel, the cost of food and supplies used in training, grand opening promotional costs, the cost of the initial stocking of operating supplies and other direct costs related to the opening of a restaurant, including rent during the construction and in-restaurant training period.

While we currently expect to pursue the renewal of substantially all of our expiring restaurant leases, no guarantee can be given that such leases will be renewed or, if renewed, that rents will not increase substantially. We currently have a lease for one of our restaurants scheduled to expire during the next twelve months. We believe that the expiring lease can be renewed on satisfactory terms and we are currently communicating with the respective landlord to determine the specific terms of the renewal. However, there is no guarantee that we can mutually agree to a new lease that is satisfactory to both of us.

In calculating comparable company-owned restaurant sales, we include a restaurant in the comparable base once it has been open for 18 months. Guest traffic for our restaurants is estimated based on values assigned to certain menu items or individual guest tickets.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, our Consolidated Statements of Income expressed as percentages of total revenues. All fiscal years presented consist of 52 weeks with the exception of fiscal year 2011 which consists of 53 weeks.

	Fiscal Year				
	2012	2011	2010	2009	2008
Consolidated Statements of Income Data:					
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%
Costs and expenses:					
Cost of sales	24.8	24.6	24.5	25.0	25.2
Labor and benefits	34.6	34.5	34.7	34.9	35.1
Occupancy and operating	21.2	20.5	21.3	21.6	21.4
General and administrative	6.4	6.4	6.7	6.9	7.3
Depreciation and amortization	5.8	5.5	5.6	5.7	5.1
Restaurant opening	1.2	1.1	1.0	1.2	2.0
Loss on disposal of assets	0.1	0.2	0.2	0.1	0.2
Natural disaster and related	–	–	–	–	0.1
Legal & other settlements and terminations	0.1	0.3	–	–	0.6
Total costs and expenses	94.2	93.2	94.1	95.4	97.1
Income from operations	5.8	6.8	5.9	4.6	2.9
Other income (expense):					
Interest income	–	–	–	0.1	0.5
Interest expense	–	–	–	–	–
Gain (loss) on investment settlement	0.1	0.1	–	(0.4)	–
Other income, net	0.1	0.1	0.1	0.1	0.1
Total other income (expense)	0.3	0.2	0.1	(0.3)	0.6
Income before income taxes	6.0	7.0	6.0	4.4	3.6
Income tax expense	1.6	1.9	1.5	1.3	0.7
Net income	4.4%	5.1%	4.5%	3.1%	2.8%

52 WEEKS ENDED JANUARY 1, 2013 (FISCAL 2012) COMPARED TO THE 53 WEEKS ENDED JANUARY 3, 2012 (FISCAL 2011)

Revenues. Total revenues increased by $87.4 million, or 14.1%, to $708.3 million during fiscal 2012 from $620.9 million during fiscal 2011. The increase in revenues consisted of an increase of approximately $80.6 million in sales from new restaurants not yet in our comparable sales base; as well as an approximate 3.2% increase in comparable restaurant sales on a 52 week basis. The increase in comparable restaurant sales resulted from an estimated effective menu price increase of approximately 3.3% coupled with a positive shift in our estimated menu mix, offset by a slight decrease in estimated guest traffic.

Our restaurants, like most in casual dining, are impacted by inflationary pressures for the costs of certain commodities, labor and other operating expenses. We attempt to offset the impact of inflation on our cost structure with purchasing economies of scale, productivity and efficiency improvements, menu merchandising and menu price increases. If our guests do not accept our menu price increases, either by reducing their visits to our restaurants or by changing their purchasing patterns at our restaurants, the expected benefit of any menu price increase could be negated and our operating margins could be adversely impacted. Additionally, to help protect guest traffic and to respond to the actions of our competitors, we may consider the promotion of selective menu offerings or introduce new menu offerings at reduced or lower price points which could have the effect of further reducing any benefit from menu price increases. As a relatively small casual dining restaurant chain, we do not have the financial resources to match the marketing and advertising spending levels of our larger casual dining competitors. Accordingly, increased marketing and advertising spending by our larger competitors may also adversely impact general levels of guest traffic in our restaurants. Openings of new restaurants by competitors in our trade areas will also impact guest traffic in our respective restaurants. Furthermore, we believe that our overall guest traffic levels will also be dependent upon consumer confidence, discretionary consumer spending and other economic conditions including energy prices, commodity inflation and overall employment. More specifically, as of the date of this Form 10-K, comparable restaurant sales comparisons for us and many of our competitors to date for the first calendar quarter of 2013 have been negatively impacted by increased payroll taxes, delayed income tax refunds and record gasoline prices for any February (according to the American Automobile Association) that have collectively reduced the discretionary purchasing power of many lower and middle income consumers. We cannot predict when the impact of these unfavorable conditions will begin to abate. Accordingly, we currently expect that guest traffic levels in casual dining restaurants, in general, and in our restaurants will continue to remain under significant pressure throughout 2013. In light of the difficult competitive environment, all potential menu price increases will be carefully considered in light of their ultimate acceptability by our restaurant guests. Additionally, other factors outside of our control, such as inclement weather, shifts in the holiday calendar, competitive restaurant intrusions into our trade areas, heavy promotional and discounting activities by our competitors, general economic and competitive conditions and other factors, as described in the "Risk Factors" section in Part I, Item 1A of this Annual Report on Form 10-K, can impact comparable sales.

Cost of Sales. Cost of sales increased by $22.9 million, or 15.0%, to $175.6 million during fiscal 2012 compared to $152.7 million during fiscal 2011. This increase was primarily due to the opening of 16 new restaurants during fiscal 2012. As a percentage of revenues, cost of sales increased to 24.8% for fiscal 2012 from 24.6% for the prior fiscal year. This percentage increase was primarily due to increased commodity costs and menu mix shift to higher cost of sales menu items, partially offset by increased revenues from our estimated effective menu price increases.

We do anticipate that cost of sales in our new restaurants will typically be higher during the first several months of operations than in our mature restaurants, as our restaurant management teams become accustomed to optimally predicting, managing and servicing sales volumes at our new restaurants. Accordingly, a comparatively large number of new restaurant openings in any single period may significantly impact total cost of sales comparisons for our entire business. Additionally, restaurants opened in new markets may initially experience higher commodity costs than our established restaurants, where we have greater market penetration that generally results in greater purchasing and distribution economies of scale.

We provide our customers a large variety of menu items and, as a result, we are not overly dependent on a single group of commodities. However, based on current trends and expectations, we believe the overall cost environment for food commodities will likely be subject to upward pressure during 2013, primarily due to domestic and worldwide agricultural, supply/demand and other macroeconomic factors that are outside of our control. While we continue to work with our suppliers to control food costs, and while we have taken steps to enter into agreements for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not significantly increase due to weather and other market conditions outside of our control. Additionally, there are some commodities that we are unable to contract for long periods of time, such as fluid dairy items, fresh seafood and many produce items, or where we have currently chosen not to contract for long periods of time, such as our ground beef. There are also certain commodity items, such as certain produce items and certain seafood items, in which the contracts principally consist of "collar" agreements whereby the costs are subject to floors and ceilings. It is our current intention to attempt to offset our expected commodity cost increases through certain cost savings and productivity/efficiency initiatives and menu mix shifts, coupled with selective menu price increases. However, there can be no assurance that we will be entirely successful in this respect.

The cost to produce and distribute our proprietary craft beer is included in our cost of sales. We currently have qualified three contract brewers to produce our high-quality craft beer. During fiscal 2013, we currently anticipate that our qualified contract brewers will produce approximately 75% of our estimated requirement of approximately 70,000 barrels of our proprietary craft beer. Our longer-term objective is to have large contract brewers produce substantially all of our larger-volume beers. We currently expect to continue to create and brew our smaller-volume, seasonal, research and development and specialty beers. Once these beers reach higher volumes, we may eventually decide to also move the majority of this production to contract brewers as we continue to grow our restaurant base and therefore increase our demand for our proprietary craft beer. We believe the larger-scale contract brewers have greater economies of scale, stronger quality control systems and more effective, leverageable supply chain relationships than we have as a relatively small restaurant company. Additionally, this allows our brewery department to focus on creating and developing distinctive and unique beer flavors for us as opposed to focusing on the production and logistics of large scale brewing. As a result, over the next several years, we expect that the production cost of our larger-volume proprietary craft beers can be gradually reduced, while simultaneously providing an improvement in the overall consistency of our beer. However, freight costs from our contract brewing locations may offset a portion of those production cost savings as more restaurants are developed in the East. Additionally, the cost to produce our craft beers is subject to the same inflationary pressures that affect food commodities in general. Therefore, any savings that we may achieve by moving the production of our craft beers to larger-scale contract brewers may be offset by increases in commodity costs. Contract brewers also produce substantially all of our craft soda and cider products, the costs of which are also included in our cost of sales.

Labor and Benefits. Labor and benefit costs for our restaurants increased by $30.6 million, or 14.3%, to $245.1 million during fiscal 2012 compared to $214.5 million during fiscal 2011. This increase was primarily due to the opening of 16 new restaurants during fiscal 2012. As a percentage of revenues, labor and benefit costs increased to 34.6% for fiscal 2012 from 34.5% for the prior fiscal year. This percentage increase was principally due to incremental hourly training labor resulting from the implementation of our new "BJ's Premier Rewards" guest loyalty program and the introduction of our new "Beer Master" program for hourly team members as well as higher hourly kitchen labor due to the intensiveness and complexity of some of our more recent menu offerings. Included in labor and benefits for fiscal 2012 and 2011 was approximately $1.3 million and $1.6 million or 0.2% and 0.3% of revenues, respectively, of stock-based compensation expense related to equity awards granted in accordance with our Gold Standard Stock Ownership Program for certain restaurant management team members.

Our restaurants can be affected by increases in federal and state minimum wages and state unemployment insurance taxes. Additionally, some states have annual minimum wage increases correlated with either state or federal increases in the consumer price index. In the past, we have been able to react to changes in our key operating costs, including minimum wage increases, by gradually increasing our menu prices and improving our productivity in our restaurants. However, we cannot guarantee that all or any future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns.

For new restaurants, labor expenses will typically be higher than normal during the first several months of operations, if not longer in some cases, until our restaurant management team at each new restaurant becomes more accustomed to optimally predicting, managing and servicing the sales volumes expected at our new restaurants. Accordingly, a comparatively large number of new restaurant openings in any single quarter may significantly impact labor cost comparisons for the entire Company.

Occupancy and Operating. Occupancy and operating expenses increased by $23.0 million, or 18.1%, to $150.3 million during fiscal 2012 compared to $127.3 million during fiscal 2011. This increase was primarily due to the opening of 16 new restaurants during fiscal 2012. As a percentage of revenues, occupancy and operating expenses increased to 21.2% for fiscal 2012 from 20.5% for the prior fiscal year. This percentage increase was principally due to higher marketing, property and general liability insurance costs, and the benefit in fiscal 2011 of one extra operating week without a full complement of occupancy and other operating expenses, partially offset by our ability to leverage the fixed component of these expenses as a result of comparable sales increases.

General and Administrative. General and administrative expenses increased by $5.2 million, or 13.0%, to $45.1 million during fiscal 2012 compared to $40.0 million during fiscal 2011. Also included in general and administrative costs for fiscal 2012 and 2011 was $3.3 million and $3.0 million, respectively, of stock-based compensation expense. The increase in general and administrative costs was primarily due to higher field supervision and support costs coupled with certain expenses related to our CEO transition and certain production and media costs related to our television adverting tests, partially offset by lower cash-based incentive compensation expense. As a percentage of revenues, general and administrative expenses were 6.4% for both fiscal 2012 and fiscal 2011.

Depreciation and Amortization. Depreciation and amortization increased by $7.3 million, or 21.3%, to $41.3 million during fiscal 2012 compared to $34.1 million during fiscal 2011. Depreciation and amortization increased as a result of our construction costs for new restaurants and depreciation on our new operating toolsets, restaurant remodels and initiatives. As a percentage of revenues, depreciation and amortization increased to 5.8% for fiscal 2012 from 5.5% for the prior fiscal year. This percentage increase was principally a result of increased construction costs for new restaurants and depreciation on our new operating toolsets, restaurant remodels and initiatives and the benefit of one operating week in fiscal 2011 without related depreciation.

Restaurant Opening. Restaurant opening expenses increased by $1.4 million, or 20.6%, to $8.4 million during fiscal 2012 compared to $7.0 million during fiscal 2011. This increase is primarily due the opening of 16 new restaurants during fiscal 2012 as compared to 13 new restaurants during fiscal 2011. Our opening costs will fluctuate from period to period, depending upon, but not limited to, the number of restaurant openings, the location of the restaurants and the complexity of the staff hiring and training process.

Loss on Disposal of Assets. Loss on disposal of assets decreased by $0.5 million, or 46.4%, to $0.6 million during fiscal 2012 compared to $1.0 million during fiscal 2011. These costs were primarily related to the write off of the remaining net book value of assets related to the closure and relocation of our smaller-format restaurant in Boulder, Colorado, coupled with the disposal of certain unproductive restaurant assets in connection with our ongoing productivity/efficiency initiatives and facility image enhancement activities.

Legal & Other Settlements. Legal & other settlements of approximately $1.0 million, or 0.1% of revenues, during fiscal 2012 were primarily related to the settlement of a trademark infringement civil action and a California sales tax audit, as compared to legal settlements of approximately $2.0 million, or 0.3% of revenues, during fiscal 2011, which related to the settlements of certain California employment practices lawsuits that had been outstanding since 2009.

Interest Income. Interest income was $0.3 million during fiscal 2012 compared to $0.2 million during fiscal 2011.

Interest Expense. Interest expense was $0.1 million during fiscal 2012 compared to $0.1 million during fiscal 2011.

Gain on Investment Settlement. Gain on investment settlement of approximately $0.8 million and $0.6 million for fiscal 2012 and fiscal 2011, respectively, relate to the settlement agreement reached in December 2009 with our former broker-dealer for the full liquidation of our auction rate securities investment portfolio. Under the terms of the settlement agreement, we were entitled to potential future recoveries of our loss on that portfolio based on the performance of those auction rate securities through December 2012. In connection with this settlement, during fiscal 2012 and fiscal 2011, certain of these aforementioned securities were redeemed at par, resulting in additional cash recoveries.

Other Income, Net. Other income, net, increased by $0.2 million, or 37.2%, to $0.8 million during fiscal 2012 compared to $0.6 million during fiscal 2011. This increase was primarily due to greater gift card breakage income coupled with an increase in the cash surrender value of certain life insurance programs under the

Company's deferred compensation plan. Based on an analysis of our gift card program since its inception, we determined that at 24 months after issuance date, the likelihood of gift card redemption is remote.

Income Tax Expense. Our effective income tax rate for fiscal 2012 was 26.4% compared to 27.7% for fiscal 2011. The effective income tax rate for fiscal 2012 differed from the statutory income tax rate primarily due to additional tax credits. We currently estimate our effective tax rate to be in the approximate range of 28.0% for fiscal 2013. However, our actual effective tax rate for fiscal 2013 may be different than our current estimate due to actual revenues, pre-tax income and tax credits achieved during the year and the deductibility of any subsequent disqualified dispositions related to incentive stock options.

53 WEEKS ENDED JANUARY 3, 2012 (FISCAL 2011) COMPARED TO THE 52 WEEKS ENDED DECEMBER 28, 2010 (FISCAL 2010)

Revenues. Total revenues increased by $107.0 million, or 20.8%, to $620.9 million during fiscal 2011 from $513.9 million during fiscal 2010. The increase in revenues consisted of an increase of approximately $62.0 million in sales from new restaurants not yet in our comparable sales base; an approximate $31.1 million, or 6.6%, increase in comparable restaurant sales on a 52 week basis; and $13.9 million of sales due to the 53rd week. On a 52 week basis, the increase in comparable restaurant sales resulted from an estimated effective menu price increase factor of approximately 3.0%, coupled with an estimated 2.2% benefit from increased estimated guest traffic and an estimated 1.4% benefit from a favorable menu mix shift and guest purchase incidence rates.

Cost of Sales. Cost of sales increased by $26.6 million, or 21.1%, to $152.7 million during fiscal 2011 compared to $126.1 million during fiscal 2010. This increase was primarily due to the opening of 13 new restaurants during fiscal 2011 coupled with the impact of the 53rd week. As a percentage of revenues, cost of sales increased slightly to 24.6% for fiscal 2011 from 24.5% for the prior fiscal year. This slight percentage increase was primarily due to increased commodity costs which were partially offset by increased revenues from our estimated effective menu price increases, a favorable menu mix shift and efficiencies gained from the rollout of our automated food preparation system that enabled us to reduce food waste.

Labor and Benefits. Labor and benefit costs for our restaurants increased by $36.3 million, or 20.4%, to $214.5 million during fiscal 2011 compared to $178.2 million during fiscal 2010. This increase was primarily due to the opening of 13 new restaurants during fiscal 2011 coupled with the impact of the 53rd week. As a percentage of revenues, labor and benefit costs decreased slightly to 34.5% for fiscal 2011 from 34.7% in the prior fiscal year. This slight percentage decrease was primarily related to our ability to leverage our fixed and semi-fixed labor costs over a higher revenue base as a result of comparable sales increases. Included in labor and benefits for fiscal 2011 and 2010 was approximately $1.6 million and $1.1 million or 0.3% and 0.2% of revenues, respectively, of stock-based compensation expense related to restricted stock units granted in accordance with our Gold Standard Stock Ownership Program for certain restaurant management team members.

Occupancy and Operating. Occupancy and operating expenses increased by $17.7 million, or 16.2%, to $127.3 million during fiscal 2011 compared to $109.6 million during fiscal 2010. This increase was primarily due to the opening of 13 new restaurants during fiscal 2011 coupled with the impact of the 53rd week. As a percentage of revenues, occupancy and operating expenses decreased to 20.5% for fiscal 2011 from 21.3% for the prior fiscal year. This percentage decrease was principally a result of our ability to leverage the fixed component of these expenses as a result of higher comparable sales.

General and Administrative. General and administrative expenses increased by $5.3 million, or 15.4%, to $40.0 million during fiscal 2011 compared to $34.6 million during fiscal 2010. Also included in general and administrative costs for fiscal 2011 and 2010 was $3.0 million and $2.9 million, respectively, of stock-based compensation expense. The increase in general and administrative costs was primarily due to planned higher field supervision and support personnel, coupled with higher levels of recruiting and training costs related to our managers in training program, additional travel and lodging costs to support our new restaurant openings and the impact of the 53rd week. As a percentage of revenues, general and administrative expenses decreased to 6.4% for fiscal 2011 from 6.7% for the prior fiscal year. This percentage decrease was due to our ability to leverage the fixed component of these expenses over a higher revenue base.

Depreciation and Amortization. Depreciation and amortization increased by $5.2 million, or 18.0%, to $34.1 million during fiscal 2011 compared to $28.9 million during fiscal 2010. Depreciation and amortization increased as a result of our construction costs for new restaurants and depreciation on our new operating toolsets, restaurant remodels and initiatives. As a percentage of revenues, depreciation and amortization slightly decreased to 5.5% for fiscal 2011 from 5.6% for the prior fiscal year. This percentage decrease was principally a result of our ability to leverage the fixed component of these expenses as a result of higher comparable sales.

Restaurant Opening. Restaurant opening expenses increased by $1.8 million, or 34.8%, to $7.0 million during fiscal 2011 compared to $5.2 million during fiscal 2010. We opened 13 and 10 new restaurants during fiscal 2011 and 2010, respectively.

Loss on Disposal of Assets. Loss on disposal of assets decreased by $0.1 million, or 10.7%, to $1.0 million during fiscal 2011 compared to $1.2 million during fiscal 2010. These costs were primarily related to the disposal of certain unproductive restaurant assets in connection with our ongoing productivity/efficiency initiatives and facility image enhancement activities.

Legal Settlements. Legal settlements of approximately $2.0 million or 0.3% of revenues, during fiscal 2011 were primarily related to the proposed settlements of certain California employment practices lawsuits. We agreed to these settlements, which are subject to court approval, in order to avoid the costs, risks and uncertainties inherent in litigation and to eliminate the further diversion of Company management's time and attention, and without admitting any liability on the part of the Company. See Part I "Item 3 – Legal Proceedings" of this Form 10-K for additional information regarding pending and recently settled legal proceedings.

Interest Income. Interest income increased by $0.1 million, or 87.9%, to $0.2 million during fiscal 2011 compared to $0.1 million during fiscal 2010. This increase was primarily due to slightly higher interest rates and investment balances compared to last year.

Interest Expense. Interest expense increased by $0.05 million, or 60.0%, to $0.1 million during fiscal 2011 compared to $0.09 million during fiscal 2010. This increase was primarily due to higher fees related to our letters of credit as compared to last year.

Gain (Loss) on Investment Settlement. Gain (loss) on investment settlement of approximately $0.6 million during fiscal 2011 related to the settlement agreement reached in December 2009 with our former broker-dealer for the full liquidation of our auction rate securities investment portfolio.

Other Income, Net. Net other income consists primarily of gift card breakage income and remained stable at $0.6 million during fiscal 2011 compared to $0.6 million during fiscal 2010. Based on an analysis of our gift card program since its inception, we determined that 24 months after issuance date, the likelihood of gift card redemption is remote.

Income Tax Expense. Our effective income tax rate for fiscal 2011 was 27.7% compared to 24.8% for fiscal 2010. The effective income tax rate for fiscal 2011 differed from the statutory income tax rate primarily due to additional tax credits.

LIQUIDITY AND CAPITAL RESOURCES

The following tables set forth, for the periods indicated, a summary of our key liquidity measurements (dollar amounts in thousands):

	January 1, 2013	January 3, 2012
Cash and cash equivalents	$15,074	$22,391
Total marketable securities	$25,850	$30,744
Net working capital	$ 236	$12,831
Current ratio	1.0:1.0	1.2:1.0

	For The 52 Weeks Ended January 1, 2013	For The 53 Weeks Ended January 3, 2012
Cash provided by operating activities	$87,079	$85,520
Capital expenditures	$106,632	$91,510

Our fundamental corporate finance philosophy is to maintain a conservative balance sheet in order to support our long-term restaurant expansion plan with sufficient financial flexibility; to provide the financial resources necessary to protect and enhance the competitiveness of our restaurant and brewing operations; to provide our restaurant landlords with confidence as to our intent and ability to honor all of our financial obligations under our restaurant leases; and to provide a prudent level of financial capacity to manage the risks and uncertainties of conducting our business operations on a larger-scale. We obtain financial resources principally from our ongoing operations, supplemented by our cash and investment balances on hand, employee stock option exercises and tenant improvement allowances from our landlords. Additionally, in the past we have obtained capital resources from public stock offerings. As an additional source of liquidity, we have a $75 million credit facility in place that expires on January 31, 2017.

Our capital requirements are principally related to our restaurant expansion plans and restaurant enhancements and initiatives. While our ability to achieve our growth plans is dependent on a variety of factors, some of which are outside of our control, our primary growth objective is to achieve an approximate 12% increase in total restaurant operating weeks during fiscal 2013 from the development and opening of new restaurants, coupled with the carryover impact of partial-year 2012 openings. Depending on the expected level of future new restaurant development and expected tenant improvement allowances that we receive from our landlords, as well as our other planned capital investments including ongoing maintenance capital expenditures, our base of established restaurant operations may not yet be large enough to generate enough cash flow from operations to totally fund our planned expansion over the longer run. We currently estimate the total domestic capacity for our "Brewhouse" restaurant format to be at least 425 restaurants. Accordingly, we will continue to actively monitor overall conditions in the capital markets with respect to the potential sources and timing of additional financing for our planned future expansion. However, there can be no assurance that such financing will be available when required or available on terms acceptable to us. If we are unable to secure additional capital resources, we may be required to reduce our longer-term planned rate of expansion.

Similar to many restaurant chains, we typically utilize operating lease arrangements (principally ground leases) for the majority of our restaurant locations. We believe our operating lease arrangements continue to provide appropriate leverage for our capital structure in a financially efficient manner. However, we are not limited to the use of lease arrangements as our only method of opening new restaurants and from time to time have purchased the underlying land for new restaurants. While our operating lease obligations are not currently required to be reflected as indebtedness on our Consolidated Balance Sheets, the minimum rents and other related lease obligations, such as common area expenses, under our lease agreements must be satisfied by cash flows from our ongoing operations. Accordingly, our lease arrangements reduce, to some extent, our capacity to utilize funded indebtedness in our capital structure.

We also require capital resources to evolve, maintain and increase the productive capacity of our existing base of restaurants and brewery operations and to further expand and strengthen the capabilities of our corporate and information technology infrastructures. Our requirement for working capital is not significant since our restaurant guests pay for their food and beverage purchases in cash or credit cards at the time of the sale. Thus, we are able to sell many of our inventory items before we have to pay our suppliers for such items.

We typically seek to lease our restaurant locations for primary periods of 15 to 20 years under operating lease arrangements. Our rent structures vary from lease to lease, but generally provide for the payment of both minimum and contingent (percentage) rent based on sales, as well as other expenses related to the leases (for example, our pro-rata share of common area maintenance, property tax and insurance expenses). Many of our lease arrangements include the opportunity to secure tenant improvement allowances to partially offset the cost of developing and opening the related restaurants. Generally, landlords recover the cost of such allowances from increased minimum rents. However, in light of current conditions in the credit and real estate development markets, there can be no assurance that such allowances will continue to be available to us. From time to time, we may also decide to purchase the underlying land for a new restaurant if that is the only way to secure a highly desirable site. Currently, we own the land that underlies four of our operating restaurants and we have purchased the land or intend to purchase the land for three more properties scheduled for restaurant openings in fiscal 2013. It is not our current strategy to own a large number of land parcels that underlie our restaurants. Therefore, in many cases we subsequently enter into sale-leaseback arrangements for land parcels that we may purchase. We currently expect to secure approximately $7.4 million of committed tenant improvement allowances and $7 million to $10 million in proceeds from sales/leaseback transactions from our planned new restaurant openings during fiscal 2013. We disburse cash for certain site-related work, buildings, leasehold improvements, furnishings, fixtures and equipment to build our leased and owned premises. We own substantially all of the equipment, furniture and trade fixtures in our restaurants and currently plan to do so in the future.

Our cash flows from operating activities, as detailed in the Consolidated Statements of Cash Flows, provided $87.1 million of net cash from operations during the 52 weeks ended January 1, 2013, representing a $1.6 million increase from the $85.5 million provided by during the 53 week period of 2011. The increase in cash from operating activities for the 52 weeks ended January 1, 2013, in comparison to 53 weeks ended January 3, 2012, is primarily due to higher depreciation expense as a result of more restaurants in operation coupled with the timing of prepaid expenses, offset by the timing of accounts receivable and deferred lease incentives.

For the 52 weeks ended January 1, 2013, total capital expenditures were approximately $106.6 million, of which expenditures for the acquisition of restaurant and brewery equipment and leasehold improvements to construct new restaurants were $77.6 million. These expenditures were primarily related to the construction of our 16 new restaurants that opened during the 52 weeks ended January 1, 2013, as well as expenditures related to one additional restaurant expected to open in the first quarter of fiscal 2013, plus the purchase of one parcel of real estate for a new restaurant expected to open in fiscal 2013. In addition, total capital expenditures related to the maintenance and key productivity initiatives of existing restaurants and expenditures for restaurant and corporate systems were $20.2 million and $8.8 million, respectively.

We have a $75 million unsecured revolving line of credit ("Line of Credit") that expires on January 31, 2017, and may be used for working capital and other general corporate purposes. We utilize the Line of Credit principally for letters of credit that are required to support certain of our self-insurance programs and for working capital and construction requirements as needed. Borrowings under the Line of Credit will bear interest at either LIBOR plus a percentage not to exceed 1.50%, or at a rate ranging from the financial institution's prime rate to 0.75% below the financial institution's prime rate based on a Lease Adjusted Leverage Ratio as defined in the Line of Credit agreement. The Line of Credit agreement also requires compliance with a Fixed Charge Coverage Ratio, a Lease Adjusted Leverage Ratio and certain non-financial covenants. While we have the Line of Credit in place and it can be currently drawn upon, it is possible that creditors could place limitations or restrictions on our ability to borrow from the Line of Credit.

Our capital expenditures during fiscal 2013 will continue to be significant as we currently plan to open as many as 17 new restaurants, including one relocation of an existing restaurant, in addition to our necessary restaurant-level maintenance and key initiative-related capital expenditures. As of February 25, 2013, we have entered into six signed leases for new restaurant locations expected to open in fiscal 2013. Additionally we expect to enter into several more leases as well as purchase the underlying land for certain new restaurant locations during fiscal 2013. We currently anticipate our total capital expenditure for fiscal 2013, including all expenditure categories to be approximately $120 million. We expect to fund our anticipated capital expenditures for fiscal 2013 with current cash and investment balances on hand, expected cash flow from operations, $7 million to $10 million in proceeds from sales/leaseback transactions and $7.4 million in expected tenant improvement allowances. Our future cash requirements will depend on many factors, including the pace of our expansion, conditions in the retail property development market, construction costs, the nature of the specific sites selected for new restaurants, and the nature of the specific leases and associated tenant improvement allowances available, if any, as negotiated with landlords. From time to time, we will evaluate opportunities to acquire and convert other restaurant locations or entire restaurant chains to the BJ's restaurant concept. We may also consider joint venture arrangements in the future to augment BJ's expansion into new markets. Additionally, we may also consider a more rapid expansion of our BJ's Grill® concept in the future. We may also evaluate non-controlling investments in other emerging restaurant concepts that offer complementary growth opportunities to our BJ's restaurant operations. Currently, we have no binding commitments (other than the signed leases or land purchase agreements set forth in Item 1 – Business –"Restaurant Site Selection and Expansion Objectives" in this Form 10-K) or agreements to acquire or convert any other restaurant locations or chains to our concept, or to enter into any joint ventures or non-controlling investments. However, we would likely require additional capital resources to take advantage of any of these growth opportunities should they become feasible.

We significantly depend on our expected cash flow from operations, coupled with agreed-upon landlord tenant improvement allowances and sales leaseback proceeds, to fund the majority of our planned capital expenditures for 2013. If our business does not generate enough cash flow from operations as expected, or if our landlords are unable to honor their agreements with us, or we are unable to successfully enter in a sales leaseback transaction and replacement funding sources are not otherwise available to us from borrowings under our credit facility or other alternatives, we may not be able to expand our operations at the pace currently planned.

OFF-BALANCE SHEET ARRANGEMENTS

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or variable interest entities ("VIEs"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow limited purposes. As of January 1, 2013, we are not involved in any off-balance sheet arrangements.

IMPACT OF INFLATION

Our profitability is dependent, among other things, on our ability to anticipate and react to changes in the costs of key operating resources, including food and other raw materials, labor, energy and other supplies and services. Substantial increases in costs and expenses could impact our operating results to the extent that such increases cannot be passed along to our restaurant guests. While we have taken steps to enter into agreements for some of the commodities used in our restaurant operations, there can be no assurance that future supplies and costs for such commodities will not fluctuate due to weather (including the ongoing severe drought conditions in key domestic grain producing regions) and other market conditions outside of our control. We are currently unable to contract for certain commodities, such as fluid dairy, fresh seafood and most fresh produce items, for long periods of time. Consequently, such commodities can be subject to unforeseen supply and cost fluctuations. The impact of inflation on food, labor, energy and occupancy costs can significantly affect the profitability of our restaurant operations.

Many of our restaurant team members are paid hourly rates related to the federal or state minimum wage. In addition, numerous state and local governments have their own minimum wage requirements that are generally greater than the federal minimum wage and are subject to annual increases based on changes in their local consumer price indices. Additionally, a general shortage in the availability of qualified restaurant management and hourly workers in certain geographical areas in which we operate has caused related increases in the costs of recruiting and compensating such team members. Certain operating and other costs, such as health benefits, the impact from the Patient Protection and Affordable Care Act, taxes, insurance and other outside services, continue to increase with the general level of inflation and may also be subject to other cost and supply fluctuations outside of our control.

While we have been able to partially offset inflation and other changes in the costs of key operating resources by gradually increasing prices for our menu items, coupled with more efficient purchasing practices, productivity improvements and greater economies of scale, there can be no assurance that we will be able to continue to do so in the future. From time to time, competitive conditions will limit our menu pricing flexibility. In addition, macroeconomic conditions that impact consumer discretionary spending for food away from home could make additional menu price increases imprudent. There can be no assurance that all of our future cost increases can be offset by higher menu prices or that higher menu prices will be accepted by our restaurant guests without any resulting changes in their visit frequencies or purchasing patterns. Many of the leases for our restaurants provide for contingent rent obligations based on a percentage of sales. As a result, rent expense will absorb a proportionate share of any menu price increases in our restaurants. There can be no assurance that we will continue to generate increases in comparable restaurant sales in amounts sufficient to offset inflationary or other cost pressures.

SEASONALITY AND ADVERSE WEATHER

Our business is subject to seasonal fluctuations. Our results of operations have historically been impacted by seasonality, which directly impacts tourism at our coastal California locations. The summer months (June through August) have traditionally been higher volume periods than other periods of the year. Additionally, our restaurants in the Midwest and Eastern states, including Florida, will be impacted by weather and other seasonal factors that typically impact other restaurant operations in those regions. Holidays (and shifts in the holiday calendar), severe winter weather, hurricanes, tornados, thunderstorms and similar conditions may impact restaurant sales volumes seasonally in some of the markets where we operate. Many of our restaurants are located in or near shopping centers and malls that typically experience seasonal fluctuations in sales. Quarterly results have been and will continue to be significantly impacted by the timing of new restaurant openings and their associated restaurant opening expenses. As a result of these and other factors, our financial results for any given quarter may not be indicative of the results that may be achieved for a full fiscal year.

CRITICAL ACCOUNTING POLICIES

Critical accounting policies require the greatest amount of subjective or complex judgments by management and are important to portraying our financial condition and results of operations. Judgments or uncertainties regarding the application of these policies may result in materially different amounts being reported under different conditions or using different assumptions. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our consolidated financial statements.

Fair Value of Marketable Securities and Cash Equivalents

We measure the fair value of our marketable securities using quoted market prices in active markets. All of our marketable securities are currently classified as held-to-maturity or available for sale, included as short-term and long-term marketable securities in the Consolidated Balance Sheets. Held-to-maturity securities are reported at amortized cost, which approximates fair value, with related gains and losses reflected in earnings once realized and available-for sale securities are reported at their fair value, with unrealized gains and losses excluded from net income and reported as a separate component of shareholders' equity (net of related tax effect) until realized. We believe that the fair value of our marketable securities equaled the quoted market price of our marketable securities at January 1, 2013.

We believe the carrying value of cash equivalents approximates fair value because of the short-term nature of those instruments.

Property and Equipment

We record all property and equipment at cost. Property and equipment accounting requires estimates of the useful lives for the assets for depreciation purposes and selection of depreciation methods. We believe the useful lives reflect the actual economic life of the underlying assets. We have elected to use the straight-line method of depreciation over the estimated useful life of an asset or the primary lease term of the respective lease, whichever is shorter. Renewals and betterments that materially extend the useful life of an asset are capitalized while maintenance and repair costs are charged to operations as incurred. Judgment is often required in the decision to distinguish between an asset which qualifies for capitalization versus an expenditure which is for maintenance and repairs. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation and amortization accounts are relieved, and any gain or loss is included in earnings. Additionally, any interest capitalized for new restaurant construction would be included in "Property and equipment, net" on the Consolidated Balance Sheets.

Guest Loyalty Program

In July 2012, we introduced "BJ's Premier Rewards" guest loyalty program to all of our restaurants. This program enables participants to earn points for each qualifying purchase. The points can then be redeemed for rewards including foods discounts, trips, events and other items. We measure our total rewards obligation based on the estimated number of guests that will ultimately earn and claim rewards under the program, and record the estimated related expense as reward points accumulate. These expenses are accrued for and recorded as marketing expenses and are included in "Occupancy and Operating" expenses on our Consolidated Statements of Income.

Impairment of Long-Lived Assets

We assess potential impairments of our long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are generally reviewed for impairment in total as well as on a restaurant by restaurant basis. Factors considered include, but are not limited to, significant underperformance by the restaurant relative to expected historical or projected future operating results; significant changes in the manner of use of the acquired assets or the strategy for the overall business; and significant negative industry or economic trends. The recoverability is assessed in most cases by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. This assessment process requires the use of estimates and assumptions regarding future restaurant cash flows and estimated useful lives, which are subject to a significant degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets or for the entire restaurant.

Self-Insurance Liability

We are self-insured for a portion of our general liability insurance and our employee workers' compensation programs. We maintain coverage with a third party insurer to limit our total exposure for these programs. The accrued liability associated with these programs is based on our estimate of the ultimate costs to settle known claims as well as claims incurred but not yet reported to us ("IBNR claims") as of the balance sheet date. Our estimated liability is based on information provided by our insurance broker and a third party actuary, combined with our judgments regarding a number of assumptions and factors, including the frequency and severity of claims, our claims development history, case jurisdiction, related legislation, and our claims settlement practice. Significant judgment is required to estimate IBNR claims as parties have yet to assert such claims. If actual claims trends, including the severity or frequency of claims, differ from our estimates, our financial results could be significantly impacted.

Income Taxes

We provide for income taxes based on our estimate of federal and state tax liabilities. Our estimates include, but are not limited to, effective state and local income tax rates, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. We usually file our income tax returns several months after our fiscal year-end. We file our tax returns with the advice and compilation of tax consultants. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretation of the tax laws.

Deferred tax accounting requires that we evaluate net deferred tax assets to determine if these assets will more likely than not be realized in the foreseeable future. This test requires projection of our taxable income into future years to determine if there will be taxable income sufficient to realize the tax assets (future tax deductions and FICA tax credit carryforwards). The preparation of the projections requires considerable judgment and is subject to change to reflect future events and changes in the tax laws.

The accounting for uncertainty in tax positions requires that we recognize the impact of a tax position in our consolidated financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. We recognize interest and penalties related to uncertain tax positions in income tax expense.

Leases

We lease the majority of our restaurant locations. We account for our leases in accordance with U.S. GAAP, which require that our leases be evaluated and classified as operating or capital leases for financial reporting purposes. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. All of our restaurant leases are classified as operating leases. We disburse cash for leasehold improvements, furniture and fixtures and equipment to build out and equip our leased premises. Tenant improvement allowance incentives may be available to partially offset the cost of developing and opening the related restaurants, pursuant to agreed-upon terms in our leases. Tenant improvement allowances can take the form of cash payments upon the opening of the related restaurants, full or partial credits against minimum or percentage rents otherwise payable by us or a combination thereof. All tenant improvement allowances received by us are recorded as a deferred lease incentive and amortized over the term of the lease. The related cash received from the landlord is reflected as "Landlord contribution for tenant improvements, net" within financing activities of our Consolidated Statements of Cash Flows.

The lease term used for straight-line rent expense is calculated from the date we obtain possession of the leased premises through the lease termination date. We expense rent from possession date through restaurant open date as preopening expense. Once a restaurant opens for business, we record straight-line rent over the lease term plus contingent rent to the extent it exceeded the minimum rent obligation per the lease agreement.

There is potential for variability in the rent holiday period, which begins on the possession date and ends on the restaurant open date, during which no cash rent payments are typically due under the terms of the lease. Factors that may affect the length of the rent holiday period generally relate to construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater preopening rent expense recognized during the rent holiday period and lesser occupancy expense during the rest of the lease term (post-opening).

For leases that contain rent escalations in which the amount of future rent is certain or can be reasonably calculated, we record the total rent payable during the lease term, as determined above, on the straight-line basis over the term of the lease (including the rent holiday period beginning upon our possession of the premises), and record the difference between the minimum rents paid and the straight-line rent as deferred rent. Certain leases contain provisions that require additional rent payments based upon restaurant sales volume ("contingent rent"). Contingent rent is accrued each period as the liabilities are incurred, in addition to the straight-line rent expense noted above. This results in some variability in occupancy expense as a percentage of revenues over the term of the lease in restaurants where we pay contingent rent.

Management makes judgments regarding the probable term for each restaurant property lease, which can impact the classification and accounting for a lease as capital or operating, the rent holiday and/or escalations in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

In an exposure draft issued in 2010, the FASB, together with the International Accounting Standards Board, has proposed a comprehensive set of changes in accounting for leases. While the Exposure Draft addresses new financial accounting rules for both lessors and lessees, the primary focus will likely be on changes affecting lessees. The lease accounting model contemplated by the new standard is a "right of use" model that assumes that each lease creates an asset (the lessee's right to use the leased asset) and a liability (the future rent payment obligations) which should be reflected on a lessee's balance sheet to fairly represent the lease transaction and the lessee's related financial obligations. Currently, all of our restaurant leases and our restaurant support center lease are accounted for as operating leases, with no related assets and liabilities on our balance sheet. The FASB has reopened the Exposure Draft for comments and has therefore not identified a proposed effective date for the issuance of the final standard. A second exposure draft is expected in the first quarter of 2013. Changes in these accounting rules or their interpretation, or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance. See Item 1A, Risk Factors, "Future changes in financial accounting standards may significantly change our reported results of operations" in this Annual Report on Form 10-K.

Stock-Based Compensation

Under shareholder approved stock-based compensation plans, we have granted incentive stock options, non-qualified stock options, and restricted stock units that generally vest over five years and expire ten years from the date of grant. Stock-based compensation is measured in accordance with U.S. GAAP based on the underlying fair value of the awards granted. In valuing stock options, we are required to make certain assumptions and judgments regarding the grant date fair value utilizing the Black-Scholes option-pricing model. These judgments include expected volatility, risk free interest rate, expected option life, dividend yield and vesting percentage. These estimations and judgments are determined by us using many different variables that, in many cases, are outside of our control. The changes in these variables or trends, including stock price volatility and risk free interest rate, may significantly impact the grant date fair value resulting in a significant impact to our financial results. The cash flow tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are required to be classified as financing cash flows.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our future estimated cash payments under existing contractual obligations as of January 1, 2013, including estimated cash payments due by period (in thousands).

	Payments Due by Period				
	Total	**Less Than 1 Year**	**2-3 Years**	**4-5 Years**	**After 5 Years**
Contractual Obligations:					
Operating leases (1)	$400,096	$27,364	$54,174	$53,494	$265,064
Purchase obligations (2)	4,567	3,081	1,233	253	–
Total	$404,663	$30,445	$55,407	$53,747	$265,064
Other Commercial Commitments:					
Standby letters of credit	$11,541	$11,541	$–	$–	$–
Total	$11,541	$11,541	$–	$–	$–

(1) For more detailed description of our operating leases, refer to Note 6 in the accompanying consolidated financial statements.
(2) Amounts represent non-cancelable commitments for the purchase of goods and other services.

Additionally, we have entered into lease agreements related to future restaurants with commencement dates subsequent to January 1, 2013. Our aggregate future commitment relating to these leases is $11.6 million and is not included in operating leases above.

Future minimum annual rent payments under noncancelable operating leases are as follows (in thousands):

2013	$ 27,364
2014	27,368
2015	26,806
2016	26,305
2017	27,189
Thereafter	265,064
	$400,096

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of market risks contains "forward-looking" statements. Actual results may differ materially from the following discussion based on general conditions in the financial and commodity markets.

Our market risk exposures are related to cash and cash equivalents and marketable securities. We invest our excess cash in highly liquid short-term marketable securities with maturities of two years or less as of the date of purchase. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the investment income we earn on our marketable securities and, therefore, impact our cash flows and results of operations. For the 52 weeks ended January 1, 2013, the average interest rate earned on cash and cash equivalents and marketable securities was approximately 0.7%. As of January 1, 2013, our cash and cash equivalents and marketable securities consisted of money market funds, treasury bills, agency bonds, municipal and bank securities and domestic corporate obligations with a cost or fair value of approximately $40.9 million. Cash may be in excess of FDIC insurance limits. The majority of our marketable securities, both short-term and long-term, are AAA-rated and directly or indirectly guaranteed by the U.S. Government. We believe we are not exposed to significant risk on cash and cash equivalents and marketable securities. The fair market value of our marketable securities is subject to interest rate risk and would decline in value if market interest rates increased. If market interest rates were to increase immediately and uniformly by 10% from the levels existing as of January 1, 2013, the decline in the fair value of the portfolio would not be material to our financial position, results of operations and cash flows.

We purchase food and other commodities for use in our operations based upon market prices established with our suppliers. Many of the commodities purchased by us can be subject to volatility due to market supply and demand factors outside of our control, whether contracted for or not. To manage this risk in part, we attempt to enter into fixed-price purchase commitments, with terms typically up to one year, for some of our commodity requirements. However, it may not be possible for us to enter into fixed-price contracts for certain commodities or we may choose not to enter into fixed-price contracts for certain commodities. Dairy costs can also fluctuate due to government regulation. We believe that substantially all of our food and supplies are available from several sources, which helps to diversify our overall commodity cost risk. We also believe that we have some flexibility and ability to increase certain menu prices, or vary certain menu items offered, in response to food commodity price increases. Some of our commodity purchase arrangements may contain contractual features that limit the price paid by establishing certain price floors or caps. We do not use financial instruments to hedge commodity prices, since our purchase arrangements with suppliers, to the extent that we can enter into such arrangements, help control the ultimate cost that we pay.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See the Consolidated Financial Statements and other data attached hereto beginning on page F-1 of this report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15 and 15d-15 promulgated under the Securities Exchange Act of 1934 as amended, as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of January 1, 2013, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

There has not been any change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 1, 2013, based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of January 1, 2013.

Ernst & Young LLP, the independent registered public accounting firm that audited the financial statements included in this Annual Report on Form 10-K, has issued an attestation report on our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
BJ's Restaurants, Inc.

We have audited BJ's Restaurants, Inc.'s internal control over financial reporting as of January 1, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). BJ's Restaurants, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and, (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, BJ's Restaurants, Inc. maintained, in all material respects, effective internal control over financial reporting as of January 1, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of BJ's Restaurants, Inc. as of January 1, 2013 and January 3, 2012, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended January 1, 2013, of BJ's Restaurants, Inc. and our report dated February 25, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California
February 25, 2013

Inherent Limitations on Effectiveness of Controls

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Projections of any evaluation of control effectiveness to future periods are subject to risks. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Ethics and a Code of Business Conduct to promote honest and ethical conduct of our business, professional and personal relationships. The Code of Business Ethics covers all executives, including our principal executive officer and principal financial and accounting officer. The Code of Business Conduct is applicable to all directors, executives and other team members. A copy of our Code of Integrity, Ethics and Conduct is available on our website http://investors.bjsrestaurants.com under Corporate Governance. We intend to post any amendments to or waivers from our Code of Business Ethics and Code of Business Conduct at this website location.

Information with respect to our executive officers is included in Part I, Item 1 of this Annual Report on Form 10-K. Other information required by this Item is hereby incorporated by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to be filed with the Securities and Exchange Commission no later than 120 days after the close of the year ended January 1, 2013.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended January 1, 2013.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended January 1, 2013.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended January 1, 2013.

See Part II, Item 5 – "Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities – *Stock-Based Compensation Plan Information*" for certain information regarding our equity compensation plans.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to the information contained in the Proxy Statement relating to the Annual Meeting of Shareholders, which we expect to file with the Securities and Exchange Commission no later than 120 days after the close of the year ended January 1, 2013.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) (1) CONSOLIDATED FINANCIAL STATEMENTS

The following documents are contained in Part II, Item 8 of this Annual Report on Form 10-K:

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets at January 1, 2013, and January 3, 2012

Consolidated Statements of Income for Each of the Three Fiscal Years in the Period Ended January 1, 2013

Consolidated Statements of Shareholders' Equity for Each of the Three Fiscal Years in the Period Ended January 1, 2013

Consolidated Statements of Cash Flows for Each of the Three Fiscal Years in the Period Ended January 1, 2013

Notes to the Consolidated Financial Statements

(2) FINANCIAL STATEMENT SCHEDULES

All schedules are omitted because they are not applicable or the required information is shown in the Consolidated Financial Statements or notes thereto.

(3) EXHIBITS

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation of the Company, as amended, incorporated by reference to Exhibit 3.1 to the Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on June 28, 1996, as amended by the Company's Registration Statement on Form SB-2/A filed with the Commission on August 1, 1996 and the Company's Registration Statement on Form SB-2A filed with the Commission on August 22, 1996 (File No. 3335182-LA) (as amended, the "Registration Statement").
3.2	Amended and Restated Bylaws of the Company, incorporated by reference to Exhibits 3.1 to the Form 8-K filed on June 4, 2007.
3.3	Certificate of Amendment of Articles of Incorporation incorporated by reference to Exhibit 3.3 of the 2004 Annual Report.
3.4	Certificate of Amendment of Articles of Incorporation, dated June 8, 2010, incorporated by reference to Exhibit 3.4 of the Form 10-K for the year ended December 28, 2010.
4.1	Specimen Common Stock Certificate of the Company, incorporated by reference to Exhibit 4.1 of the Registration Statement.
10.2**	Form of Indemnification Agreement with Officers and Directors, incorporated by reference to Exhibit 10.6 of the Registration Statement.
10.3**	BJ's Restaurants, Inc. Amended and Restated 1996 Stock Option Plan, incorporated by reference to Exhibit 10.4 of the 2004 Annual Report.
10.4**	BJ's Restaurants, Inc. 2005 Equity Incentive Plan, as amended (incorporated by reference to Exhibit 10.1 to Form 10-Q filed on August 6, 2012).
10.5**	Form of Employee Stock Option Agreement for employees under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on October 31, 2006.

Exhibit Number	Description
10.6**	Form of Notice of Grant of Stock Option for employees under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.4 of the Form 8-K filed July 1, 2005.
10.7**	Form of Non-Employee Director Stock Option Agreement under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.8 of the Form 10-K for the year ended January 3, 2006.
10.8**	Form of Non-Employee Director Notice of Grant of Stock Option under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.9 of the Form 10-K for the year ended January 3, 2006.
10.9**	Form of Restricted Stock Unit Agreement (non-GSSOP) for employees under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on November 6, 2007.
10.10**	Form of Restricted Stock Unit Notice (non-GSSOP) for employees under the 2005 Equity Incentive Plan, incorporated by reference to Exhibit 10.2 to the Form 10-Q filed on November 6, 2007.
10.11**	Form of Restricted Stock Unit Agreement (2012 BJ's GSSOP) for employees under the 2005 Equity Incentive Plan.
10.12**	Form of Equity Award Certificate (2012 BJ's GSSOP) for employees under the 2005 Equity Incentive Plan.
10.13**	Form of Stock Option Agreement (2012 BJ's GSSOP) for employees under the 2005 Equity Incentive Plan.
10.14**	Form of Option Grant Notice (2012 BJ's GSSOP) for employees under the 2005 Equity Incentive Plan.
10.15**	Form of Restricted Stock Unit Agreement for non-employee directors under the 2005 Equity Incentive Plan.
10.16**	Form of Restricted Stock Unit Award Certificate for non-employee directors under the 2005 Equity Incentive Plan.
10.17**	Employment Agreement, dated June 12, 2003, between the Company and Gregory S. Lynds, employed as Chief Development Officer, incorporated by reference to Exhibit 10.26 of the Form 10-K filed on or about March 14, 2008.
10.18**	Employment Agreement dated April 6, 2010, between the Company and Gerald W. Deitchle, incorporated by reference to Form 8-K filed on April 12, 2010.
10.19**	Employment Agreement, dated September 6, 2005, between the Company and Gregory S. Levin, employed as Chief Financial Officer, incorporated by reference to Exhibit 10.1 of the Form 10-Q filed on November 3, 2005.
10.20**	Employment Agreement, dated August 10, 2005, between the Company and John D. Allegretto, employed as Chief Supply Chain Officer, incorporated by reference to Exhibit 10.2 of the Form 10-Q filed on November 3, 2005.
10.21**	Employment Agreement, dated July 1, 2008, between the Company and Matt Hood, incorporated by reference to Exhibit 10.1 to the Form 10-Q filed on August 5, 2008.
10.22**	Employment Agreement, dated January 19, 2009, between the Company and Wayne L. Jones, employed as Executive Vice President and Chief Restaurant Operations Officer, incorporated by reference to Exhibit 10.1 to Form 10-Q filed on May 1, 2009.
10.23**	Employment Agreement, dated March 2, 2011, between the Company and Kendra D. Miller, employed as Senior Vice President and General Counsel., incorporated by reference to Exhibit 10.17 of the Form 10-K filed on March 4, 2011.
10.24**	Employment Agreement dated October 28, 2012, between the Company and Gregory A. Trojan, employed as President and Chief Executive Officer, incorporated by reference to Exhibit 10.1 to Form 8K filed on October 29, 2012.
10.25	Line of Credit Agreement, dated February 17, 2012, between the Company and Bank of America, N.A., incorporated by reference to Exhibit 10.22 of the Form 10-K filed on February 27, 2012.

Exhibit Number	Description
10.26**	BJ's Restaurants, Inc. 2011 Performance Incentive Plan (incorporated by reference to Appendix A to the Company's Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 6, 2011, with respect to the 2011 Annual Meeting of Shareholders).
21	List of Significant Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
31	Section 302 Certifications of Co-Chairman of the Board, Chief Executive Officer and Chief Financial Officer.
32	Section 906 Certification of Co-Chairman of the Board, Chief Executive Officer and Chief Financial Officer.
101	The following materials from BJ's Restaurants, Inc.'s Quarterly Report on Form 10-K for the year ended January 1, 2013, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Income; (iii) Consolidated Statements of Shareholders' Equity (iv) Consolidated Statements of Cash Flows; and (v) Notes to Consolidated Financial Statements.

** *Management contracts or compensation plans or arrangements in which directors or executive officers are eligible to participate.*

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on our behalf by the undersigned, thereunto duly authorized.

BJ'S RESTAURANTS, INC.

By: /s/ Gregory A. Trojan

Gregory A. Trojan
President, Chief Executive Officer and Director
(Principal Executive Officer)

February 25, 2013

Pursuant to the requirements of the Securities and Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Capacity	Date
By: /s/ GREGORY A. TROJAN **Gregory A. Trojan**	President, Chief Executive Officer and Director (Principal Executive Officer)	February 25, 2013
By: /s/ GREGORY S. LEVIN **Gregory S. Levin**	Executive Vice President, Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	February 25, 2013
By: /s/ PETER A. BASSI **Peter A. Bassi**	Lead Independent Director	February 25, 2013
By: /s/ LARRY D. BOUTS **Larry D. Bouts**	Director	February 25, 2013
By: /s/ JAMES A. DAL POZZO **James A. Dal Pozzo**	Director	February 25, 2013
By: /s/ GERALD W. DEITCHLE **Gerald W. Deitchle**	Chairman of the Board and Director	February 25, 2013
By: /s/ HENRY GOMEZ **Henry Gomez**	Director	February 25, 2013
By: /s/ JOHN F. GRUNDHOFER **John F. Grundhofer**	Director	February 25, 2013
By: /s/ WILLIAM L. HYDE **William L. Hyde**	Director	February 25, 2013
By: /s/ J. ROGER KING **J. Roger King**	Director	February 25, 2013
By: /s/ LEA ANNE S. OTTINGER **Lea Anne S. Ottinger**	Director	February 25, 2013

BJ'S RESTAURANTS, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

[THIS PAGE INTENTIONALLY LEFT BLANK]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
BJ's Restaurants, Inc.

We have audited the accompanying consolidated balance sheets of BJ's Restaurants, Inc. as of January 1, 2013 and January 3, 2012, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 1, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BJ's Restaurants, Inc. at January 1, 2013 and January 3, 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 1, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), BJ's Restaurants, Inc.'s internal control over financial reporting as of January 1, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2013, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Irvine, California
February 25, 2013

BJ'S RESTAURANTS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	January 1, 2013	January 3, 2012
Assets		
Current assets:		
Cash and cash equivalents	$15,074	$22,391
Marketable securities	18,316	23,005
Accounts and other receivables	18,929	14,539
Inventories	6,061	5,963
Prepaids and other current assets	8,619	7,902
Deferred income taxes	15,721	13,199
Total current assets	82,720	86,999
Property and equipment, net	457,499	390,591
Long-term marketable securities	7,534	7,739
Goodwill	4,673	4,673
Notes receivable	110	334
Other assets, net	14,340	11,743
Total assets	$566,876	$502,079
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$25,665	$23,757
Accrued expenses	56,819	50,411
Total current liabilities	82,484	74,168
Deferred income taxes	40,847	31,561
Deferred rent	18,645	15,219
Deferred lease incentives	48,422	45,928
Other liabilities	4,644	2,754
Total liabilities	195,042	169,630
Commitments and contingencies (Note 6)		
Shareholders' equity:		
Preferred stock, 5,000 shares authorized, none issued or outstanding	–	–
Common stock, no par value, 125,000 shares authorized and 28,072 and 27,749 shares issued and outstanding as of January 1, 2013 and January 3, 2012, respectively	180,940	179,054
Capital surplus	38,812	32,722
Retained earnings	152,082	120,673
Total shareholders' equity	371,834	332,449
Total liabilities and shareholders' equity	$566,876	$502,079

The accompanying notes are an integral part of these consolidated financial statements.

BJ'S RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Fiscal Year		
	2012	**2011**	**2010**
Revenues	$708,325	$620,943	$513,860
Costs and expenses:			
Cost of sales	175,636	152,695	126,078
Labor and benefits	245,078	214,470	178,199
Occupancy and operating	150,312	127,291	109,566
General and administrative	45,131	39,952	34,632
Depreciation and amortization	41,347	34,075	28,878
Restaurant opening	8,440	6,997	5,189
Loss on disposal of assets	557	1,039	1,164
Legal and other settlements	959	2,037	–
Total costs and expenses	667,460	578,556	483,706
Income from operations	40,865	42,387	30,154
Other income (expense):			
Interest income	276	233	124
Interest expense	(54)	(144)	(90)
Gain on investment settlement	797	614	–
Other income, net	772	562	612
Total other income	1,791	1,265	646
Income before income taxes	42,656	43,652	30,800
Income tax expense	11,247	12,082	7,638
Net income	$31,409	$31,570	$23,162
Net income per share:			
Basic	$1.12	$1.14	$0.86
Diluted	$1.09	$1.08	$0.82
Weighted average number of shares outstanding:			
Basic	27,994	27,631	27,073
Diluted	28,857	29,143	28,167

The accompanying notes are an integral part of these consolidated financial statements.

BJ'S RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands)

	Common Stock		Capital	Retained	
	Shares	Amount	Surplus	Earnings	Total
Balance, December 29, 2009	26,774	$166,807	$20,231	$65,941	$252,979
Exercise of stock options	509	7,150	–	–	7,150
Issuance of restricted stock units	39	–	–	–	–
Stock-based compensation expense	–	–	4,188	–	4,188
Tax benefit from stock option exercises	–	–	347	–	347
Net income	–	–	–	23,162	23,162
Balance, December 28, 2010	27,322	173,957	24,766	89,103	287,826
Exercise of stock options	371	5,097	–	–	5,097
Issuance of restricted stock units	56	–	(451)	–	(451)
Stock-based compensation expense	–	–	4,865	–	4,865
Tax benefit from stock option exercises	–	–	3,542	–	3,542
Net income	–	–	–	31,570	31,570
Balance, January 3, 2012	27,749	179,054	32,722	120,673	332,449
Exercise of stock options	119	1,886	–	–	1,886
Issuance of restricted stock units	204	–	(271)	–	(271)
Stock-based compensation expense	–	–	4,780	–	4,780
Tax benefit from stock option exercises	–	–	1,581	–	1,581
Net income	–	–	–	31,409	31,409
Balance, January 1, 2013	28,072	$180,940	$38,812	$152,082	$371,834

The accompanying notes are an integral part of these consolidated financial statements.

BJ'S RESTAURANTS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Fiscal Year		
	2012	**2011**	**2010**
Cash flows from operating activities:			
Net income	$31,409	$31,570	$23,162
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	41,347	34,075	28,878
Deferred income taxes	6,764	6,069	4,133
Stock-based compensation expense	4,585	4,678	4,005
Loss on disposal of assets	557	1,039	1,164
Gain on investment settlement	(797)	(614)	–
Changes in assets and liabilities:			
Accounts and other receivables	(8,032)	(194)	186
Inventories	(98)	(1,640)	(329)
Prepaids and other current assets	(717)	(4,421)	(1,058)
Other assets, net	(3,306)	(1,731)	(1,519)
Accounts payable	(51)	1,441	2,388
Accrued expenses	6,467	5,544	7,618
Deferred rent	3,426	2,246	1,889
Deferred lease incentives	3,635	6,872	1,473
Other liabilities	1,890	586	1,291
Net cash provided by operating activities	87,079	85,520	73,281
Cash flows from investing activities:			
Purchases of property and equipment	(106,632)	(91,510)	(69,609)
Proceeds from marketable securities sold	37,366	41,474	7,858
Purchases of marketable securities	(30,992)	(48,599)	(30,481)
Collection of notes receivable	224	104	100
Net cash used in investing activities	(100,034)	(98,531)	(92,132)
Cash flows from financing activities:			
Payments on line of credit	–	–	(5,000)
Excess tax benefit from stock-based compensation	1,581	3,542	347
Taxes paid on vested stock units under employee plans	(271)	(451)	–
Proceeds from exercise of stock options	1,886	5,097	7,150
Landlord contribution for tenant improvements, net	2,442	(4,304)	2,966
Net cash provided by financing activities	5,638	3,884	5,463
Net decrease in cash and cash equivalents	(7,317)	(9,127)	(13,388)
Cash and cash equivalents, beginning of year	22,391	31,518	44,906
Cash and cash equivalents, end of year	$15,074	$22,391	$31,518
Supplemental disclosure of cash flow information:			
Cash paid for interest, net of capitalized interest	$–	$–	$–
Cash paid for income taxes	$2,563	$2,623	$2,259
Supplemental disclosure of non-cash investing and financing activities:			
Fixed assets acquired by accounts payable	$9,977	$8,018	$4,920
Reduction of landlord contribution for tenant improvements	$1,200	$–	$–
Stock-based compensation capitalized	$195	$187	$183

The accompanying notes are an integral part of these consolidated financial statements.

BJ'S RESTAURANTS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. The Company and Summary of Significant Accounting Policies

Description of Business

BJ's Restaurants, Inc. (referred to herein as the "Company" or "BJ's" or in the first person notations "we," "us" and "our") was incorporated in California on October 1, 1991, to assume the management of five "BJ's Chicago Pizzeria" restaurants then in existence and to develop additional BJ's restaurants. As of January 1, 2013, we owned and operated 130 restaurants located in 15 states (California, Texas, Florida, Arizona, Nevada, Colorado, Ohio, Oregon, Oklahoma, Washington, Indiana, Kansas, Kentucky, Louisiana and New Mexico). Each of our restaurants is currently operated as a BJ's Restaurant & Brewery®, BJ's Restaurant & Brewhouse®, BJ's Pizza & Grill® or BJ's Grill®. During fiscal 2012, we opened 16 new restaurants. Three of our locations brew our signature, proprietary craft BJ's beer on the restaurant premises. All of our other restaurants receive their BJ's beer either from one of these three "brewery" locations and/or third-party contract brewers.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of BJ's Restaurants, Inc. and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. The financial statements presented herein include all material adjustments (consisting of normal recurring adjustments) which are, in the opinion of management, necessary for a fair statement of the financial condition, results of operations and cash flows for the period.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

Our fiscal year consists of 52 or 53 weeks and ends on the Tuesday closest to December 31 for financial reporting purposes. Fiscal year 2012 ended on January 1, 2013 and consisted of 52 weeks of operations, fiscal years 2011 ended on January 3, 2012 and consisted of 53 weeks of operations and fiscal year 2010 ended on December 28, 2010 and consisted of 52 weeks of operations.

Segment Disclosure

The Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("Codification") Topic No. 280, *Segment Reporting*, which established standards for disclosures about products and services, geographic areas and major customers. We currently operate in one operating segment: casual dining restaurants, three of which have on-premise brewing operations that produce BJ's signature, proprietary craft beers. Additionally, we operate in one geographic area: the United States of America.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments, money market funds and certificates of deposit with an original maturity of three months or less when purchased. Cash and cash equivalents are stated at cost, which approximates fair market value.

Investments in Marketable Securities

Our investment policy restricts the investment of our excess cash balances to instruments with minimal volatility, such as money market funds, U.S. Treasury and direct agency obligations, municipal and bank securities and investment-grade corporate debt securities. Investments and marketable securities, which we have the intent and ability to hold until maturity, are classified as held-to-maturity securities and reported at amortized cost with related gains and losses reflected in earnings. Debt securities classified as available-for-sale securities are reported at their fair value, with unrealized gains and losses excluded from net income and reported as a separate component of shareholders' equity (net of related tax effect) until realized. Any fluctuation in fair value related to investments that are deemed temporary, including any recoveries of previous write-downs, are recorded to accumulated other comprehensive income (loss). Realized gains or losses are determined on the specific identification cost method and recorded as a charge to earnings, when realized.

As of January 1, 2013 and January 3, 2012, our investments in marketable securities were classified in the held-to-maturity or available for sale categories.

Concentration of Credit Risk

Financial instruments which potentially subject us to a concentration of credit risk principally consist of cash and cash equivalents, investments and marketable securities. We currently maintain our day-to-day operating cash balances with a major financial institution. At times, our operating cash balances may be in excess of the FDIC insurance limit. At January 1, 2013, we had approximately $29.4 million of investments in marketable securities, of which $3.6 million were considered cash and cash equivalents, held by institutional brokers. We have placed a majority of our temporary excess cash with major financial institutions and institutional brokers that, in turn, invests in instruments with expected minimal volatility, such as money market funds, U.S. Treasury and direct agency obligations, municipal and bank securities and investment-grade corporate debt securities. Our investment policy limits the amount of exposure to any one institution or investment. We did not experience any losses in these accounts during fiscal 2012 and 2011, and believe we are not exposed to significant risk on cash and cash equivalents.

Inventories

Inventories are comprised primarily of food and beverage products and are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. Leasehold improvements are amortized over the estimated useful life of the asset or the primary lease term of the respective lease including exercised options, whichever is shorter. Renewals and betterments that materially extend the life of an asset are capitalized while maintenance and repair costs are expensed as incurred. When property and equipment are sold or otherwise disposed of, the asset account and related accumulated depreciation or amortization accounts are relieved, and any gain or loss is included in earnings.

Depreciation and amortization are recorded using the straight-line method over the following estimated useful lives:

Furniture and fixtures	10 years
Equipment	5-10 years
Brewery equipment	10-20 years
Building improvements	the shorter of 20 years or the remaining lease term
Leasehold improvements	the shorter of the useful life or the lease term

Goodwill and Intangible Assets

We perform impairment testing annually and more frequently if factors and circumstances indicate an impairment may have occurred. When evaluating goodwill for impairment, we first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, we calculate the implied estimated fair value of the reporting unit and compare it to the carrying value of the goodwill. If the carrying value of the goodwill is greater than the implied estimated fair value, an impairment charge is recorded to reduce the carrying value to the implied estimated fair value. This adjusted carrying value becomes the new goodwill accounting basis value.

Definite-lived intangible assets are amortized over their estimated useful lives and tested for impairment when facts and circumstances indicate that the carrying values may not be recoverable. Trademarks with indefinite lives are amortized over 10 years and tested for impairment when facts and circumstances indicate that the carrying values may not be recoverable.

We have performed our impairment testing and believe that no impairments of goodwill and intangible assets existed at January 1, 2013.

Long-Lived Assets

We assess potential impairments of our long-lived assets whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. The assets are generally reviewed for impairment in total as well as on a restaurant by restaurant basis. Factors considered include, but are not limited to, significant underperformance by the restaurant relative to expected historical or projected future operating results, significant changes in the manner of use of the acquired assets or the strategy for the overall business, and significant negative industry or economic trends. The recoverability is assessed in most cases by comparing the carrying value of the asset to the undiscounted cash flows expected to be generated by the asset. This assessment process requires the use of estimates and assumptions regarding future restaurant cash flows and estimated useful lives, which are subject to a significant degree of judgment. If these assumptions change in the future, we may be required to record impairment charges for these assets or for the entire restaurant. We believe that no impairment of the carrying value of our long-lived assets existed at January 1, 2013.

Revenue Recognition

Revenues from food and beverage sales at restaurants are recognized when payment is tendered at the point-of-sale. Revenues from the sale of gift cards are deferred and recognized upon redemption. Deferred gift card revenue included in accrued expenses on the accompanying balance sheets was $7.2 million and $6.1 million as of January 1, 2013 and January 3, 2012, respectively. We recognize gift card breakage income when the likelihood of the redemption of the cards becomes remote, which is typically 24 months after original issuance. Gift card breakage income is recorded in "Other income, net" on the Consolidated Statements of Income.

Guest Loyalty Program

In July 2012, we introduced "BJ's Premier Rewards" guest loyalty program to all of our restaurants. This program enables participants to earn points for each qualifying purchase. The points can then be redeemed for rewards including food discounts, trips, events and other items. We measure our total rewards obligation based on the estimated number of guests that will ultimately earn and claim rewards under the program, and record the estimated related expense as reward points are accumulated. These expenses are accrued for and recorded as marketing expenses and are included in "Occupancy and Operating" expenses on our Consolidated Statements of Income.

Sales Taxes

Revenues are presented net of sales taxes. The obligation is included in other accrued expenses until the taxes are remitted to the appropriate taxing authorities.

Advertising Costs

Advertising costs are expensed as incurred. Advertising expense for fiscal 2012, 2011, and 2010 was approximately $10.6 million, $7.2 million, and $4.2 million, respectively.

Income Taxes

We provide for income taxes based on our estimate of federal and state tax liabilities. Our estimates include, but are not limited to, effective state and local income tax rates, allowable tax credits for items such as FICA taxes paid on reported tip income and estimates related to depreciation expense allowable for tax purposes. We usually file our income tax returns several months after our fiscal year-end. We file our tax returns with the advice and compilation of tax consultants. All tax returns are subject to audit by federal and state governments, usually years after the returns are filed, and could be subject to differing interpretation of the tax laws.

We utilize the liability method of accounting for income taxes. Deferred income taxes are recognized based on the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

We recognize the impact of a tax position in our financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Interest and penalties related to uncertain tax positions are included in income tax expense.

Restaurant Opening Expense

Restaurant payroll, supplies, training, other start-up costs and rent expense incurred prior to the opening of a new restaurant are expensed as incurred.

Legal and Other Settlements

Legal settlements primarily relate to the proposed settlements of certain California employment practices lawsuits and alleged trademark infringements. We agreed to these settlements, which are subject to court approval, in order to avoid the costs, risks and uncertainties inherent in litigation and to eliminate the further diversion of our management's time and attention, and without admitting any liability on our part. Other settlements relate to a California sales tax audit assessment.

Investment Settlement

In December 2009, we agreed to a settlement with our former broker-dealer for the full liquidation of our auction rate securities ("ARS") investment portfolio. Under the terms of the settlement agreement, we are entitled to potential future recoveries of our loss on that portfolio based on the performance of those auction rate securities through December 2012.

Leases

We lease the majority of our restaurant locations. We account for our leases in accordance with U.S. GAAP, which require that our leases be evaluated and classified as operating or capital leases for financial reporting purposes. The term used for this evaluation includes renewal option periods only in instances in which the exercise of the renewal option can be reasonably assured and failure to exercise such option would result in an economic penalty. All of our restaurant leases are classified as operating leases. We disburse cash for leasehold improvements, furniture and fixtures and equipment to build out and equip our leased premises. Tenant improvement allowance incentives may be available to partially offset the cost of developing and opening the related restaurants, pursuant to agreed-upon terms in our leases. Tenant improvement allowances can take the form of cash payments upon the opening of the related restaurants, full or partial credits against minimum or percentage rents otherwise payable by us or a combination thereof. All tenant improvement allowances received by us are recorded as a deferred lease incentive and amortized over the term of the lease. The related cash received from the landlord is reflected as "Landlord contribution for tenant improvements, net" within financing activities of our Consolidated Statements of Cash Flows.

The lease term used for straight-line rent expense is calculated from the date we obtain possession of the leased premises through the lease termination date. We expense rent from possession date through restaurant open date as preopening expense. Once a restaurant opens for business, we record straight-line rent over the lease term plus contingent rent to the extent it exceeded the minimum rent obligation per the lease agreement.

There is potential for variability in the rent holiday period, which begins on the possession date and ends on the restaurant open date, during which no cash rent payments are typically due under the terms of the lease. Factors that may affect the length of the rent holiday period generally relate to construction related delays. Extension of the rent holiday period due to delays in restaurant opening will result in greater preopening rent expense recognized during the rent holiday period and lesser occupancy expense during the rest of the lease term (post-opening).

For leases that contain rent escalations in which the amount of the future rent is certain or can be reasonably calculated, we record the total rent payable during the lease term, as determined above, on the straight-line basis over the term of the lease (including the rent holiday period beginning upon our possession of the premises), and record the difference between the minimum rents paid and the straight-line rent as deferred rent. Certain leases contain provisions that require additional rent payments based upon restaurant sales volume ("contingent rent"). Contingent rent is accrued each period as the liabilities are incurred, in addition to the straight-line rent expense noted above. This results in some variability in occupancy expense as a percentage of revenues over the term of the lease in restaurants where we pay contingent rent.

Management makes judgments regarding the probable term for each restaurant property lease, which can impact the classification and accounting for a lease as capital or operating, the rent holiday and/or escalations in payments that are taken into consideration when calculating straight-line rent and the term over which leasehold improvements for each restaurant are amortized. These judgments may produce materially different amounts of depreciation, amortization and rent expense than would be reported if different assumed lease terms were used.

In an exposure draft issued in 2010, the FASB, together with the International Accounting Standards Board, has proposed a comprehensive set of changes in accounting for leases. While the Exposure Draft addresses new financial accounting rules for both lessors and lessees, the primary focus will likely be on changes affecting lessees. The lease accounting model contemplated by the new standard is a "right of use" model that assumes that each lease creates an asset (the lessee's right to use the leased asset) and a liability (the future rent payment obligations) which should be reflected on a lessee's balance sheet to fairly represent the lease transaction and the lessee's related financial obligations. Currently, all of our restaurant leases and our restaurant support center lease are accounted for as operating leases, with no related assets and liabilities on our balance sheet. The FASB has reopened the Exposure Draft for comments and has therefore not identified a proposed effective date for the issuance of the final standard. A second exposure draft is expected in the first quarter of 2013. Changes in these accounting rules or their interpretation, or changes in underlying assumptions, estimates or judgments by us could significantly change our reported or expected financial performance.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents, investments classified as held-to-maturity or available-for-sale or other current assets, accounts receivable and current liabilities approximate fair values due to the short-term maturity of these instruments. Investments classified as non-current assets are recorded at fair value based on valuation models and methodologies provided by a third party using "Level 3" inputs when the fair value of the investment cannot be determined based on current trades on the open market. The fair value of long-term debt is determined using current applicable rates for similar instruments as of the balance sheet date and approximates the carrying value of such obligations. Temporary changes in fair value of available-for-sale securities results in unrealized holding gains and losses being recorded in the "other comprehensive income (loss)" component of shareholders' equity and does not affect net income for the applicable accounting period. Declines in fair value below our carrying value deemed to be other than temporary are charged against net earnings.

Net Income Per Share

Basic net income per share is computed by dividing the net income attributable to common shareholders by the weighted average number of common shares outstanding during the period. At January 1, 2013, approximately 0.5 million shares of restricted stock units issued to team members were unvested, and were therefore excluded from the calculation of basic earnings per share for the 52 weeks ended January 1, 2013. Diluted net income per share reflects the potential dilution that could occur if stock options issued by us to sell common stock at set prices were exercised and if restrictions on restricted stock units issued by us were to lapse. The consolidated financial statements present basic and diluted net income per share. Common stock equivalents included in the diluted computation represent shares to be issued upon assumed exercises of outstanding stock options and the assumed lapsing of the restrictions on restricted stock units using the treasury stock method.

The following table presents a reconciliation of basic and diluted net income per share computations and the number of dilutive securities (stock options and restricted stock units) that were included in the dilutive net income per share computation (in thousands).

		Fiscal Year	
	2012	2011	2010
Numerator:			
Net income for basic and diluted net income per share	$31,409	$31,570	$23,162
Denominator:			
Weighted-average shares outstanding-basic	27,994	27,631	27,073
Effect of dilutive common stock equivalents	863	1,512	1,094
Weighted-average shares outstanding-diluted	28,857	29,143	28,167

At January 1, 2013, January 3, 2012, and December 28, 2010, there were approximately 0.3 million, 0.2 million, and 0.2 million shares of common stock equivalents, respectively, that have been excluded from the calculation of diluted net income per share because they are anti-dilutive.

Stock-Based Compensation

Under shareholder approved stock-based compensation plans, we have granted incentive stock options, non-qualified stock options and restricted stock units that generally vest over five years and expire ten years from the date of grant. Stock-based compensation is measured in accordance with U.S. GAAP based on the underlying fair value of the awards granted. In valuing stock options, we are required to make certain assumptions and judgments regarding the grant date fair value utilizing the Black-Scholes option-pricing model. These judgments include expected volatility, risk free interest rate, expected option life, dividend yield and vesting percentage. These estimations and judgments are determined by us using many different variables that, in many cases, are outside of our control. The changes in these variables or trends, including stock price volatility and risk free interest rate, may significantly impact the grant date fair value resulting in a significant impact to our financial results. The cash flow tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) are required to be classified as financing cash flows.

Reclassifications

Certain reclassifications of prior year's financial statement amounts have been made to conform to the current year's format.

2. Marketable Securities

Our investment policy restricts the investment of our excess cash balances to instruments with historically minimal volatility, such as money market funds, U.S. Treasury and direct agency obligations, municipal and bank securities, and investment-grade corporate debt securities. All highly liquid investments with maturities of three months or less at the date of purchase are classified as cash equivalents and included with cash and cash equivalents on our Consolidated Balance Sheet. Marketable securities, which we have the intent and ability to hold until maturity, are classified as held-to-maturity securities and reported at amortized cost, which approximates fair value. Marketable securities, in the form of variable rate demand notes with expected put dates prior to the contractual maturity of the underlying debt security and backed by financial institutions in the form of a letter of credit or liquidity facility, are classified as available-for-sale s securities. These securities are reported at fair value and classified as Level 2. Refer to Note 3 for a discussion on fair value. Any unrealized gains or losses on available-for-sale securities would be recorded in other comprehensive income. As of January 1, 2013 and January 3, 2012, there were no unrealized gains or losses with respect to our available-for-sale securities.

We determine the appropriate classification of our marketable securities at the time of purchase and reevaluate the held-to-maturity or available-for-sale designations as of each balance sheet date. Marketable securities are classified as either short-term or long-term based on each instrument's underlying contractual maturity date or the expected put date. Marketable securities with maturities or expected put dates of 12 months or less are classified as short-term and marketable securities with maturities or expected put dates greater than 12 months are classified as long-term. Gains or losses are determined on the specific identification cost method and recorded in earnings when realized.

Investments in marketable securities consist of the following (in thousands):

	January 1, 2013		January 3, 2012	
	Fair Value	**Average Maturity (1)**	**Fair Value**	**Average Maturity (1)**
Available-for-sale				
Short-term marketable securities:				
Municipal securities, U.S. Treasury and direct agency obligations	$650	<1 month	$1,000	<1 month

	January 1, 2013		January 3, 2012	
	Amortized Cost	**Average Maturity (1)**	**Amortized Cost**	**Average Maturity (1)**
Held-to-maturity				
Short-term marketable securities:				
Municipal securities, U.S. Treasury and direct agency obligations	$13,587	7 months	$21,005	8 months
Domestic corporate obligations	4,079	6 months	1,000	2 months
	$17,666		$22,005	
Long-term marketable securities:				
Municipal securities and direct agency obligations	$5,392	16 months	$5,643	17 months
Domestic corporate obligations	2,142	22 months	2,096	16 months
	$7,534		$7,739	

(1) Average maturity is determined from the respective balance sheet dates and reported in the table as the lessor of the original maturity date or the expected put date for each investment type.

3. Fair Value Measurement

In accordance with U.S. GAAP, a framework for using fair value to measure assets and liabilities was established by defining a three-tier fair value hierarchy, which prioritizes the inputs used to measure fair value. These tiers include:

- Level 1: Defined as observable inputs such as quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Defined as pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 includes those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures.
- Level 3: Defined as pricing inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management's best estimate of fair value.

At January 1, 2013, we had approximately $40.9 million of cash and cash equivalents and marketable securities. Our marketable securities are held by institutional brokers, classified as held-to-maturity securities and reported at amortized cost, which approximates fair value, or variable rate demand notes classified as available-for-sale and reported at fair value. We have placed a majority of our temporary excess cash with major financial institutions and institutional brokers that, in turn, invest in instruments with historically minimal volatility, such as money market funds, U.S. Treasury and direct agency obligations, municipal and bank securities, and investment-grade corporate debt securities. Our investment policy limits the amount of exposure to any one institution or investment. We have not experienced any losses on these marketable securities to date, and we believe that we are not exposed to significant risk of loss on these marketable securities.

4. Property and Equipment

Property and equipment consisted of the following (in thousands):

	January 1, 2013	January 3, 2012
Land	$7,534	$9,081
Building improvements	211,058	172,905
Leasehold improvements	166,660	145,828
Furniture and fixtures	84,852	69,530
Equipment	159,991	125,853
	630,095	523,197
Less accumulated depreciation and amortization	(188,643)	(149,524)
	441,452	373,673
Construction in progress	16,047	16,918
Property and equipment, net	$457,499	$390,591

5. Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	January 1, 2013	January 3, 2012
Payroll related	$13,946	$14,494
Workers compensation	9,057	7,536
Deferred revenue from gift cards	7,224	6,082
Sales taxes	5,752	5,179
Deferred lease incentives–current	3,368	3,078
Other taxes	5,509	3,262
Other current rent related	2,375	2,194
Legal and other settlements	1,781	1,817
Other	7,807	6,769
	$56,819	$50,411

6. Commitments and Contingencies

Leases

We lease our restaurant and office facilities under noncancelable operating leases with remaining terms ranging from approximately 1 to 20 years with renewal options ranging from 5 to 20 years. Rent expense for fiscal 2012, 2011, and 2010 was $29.7 million, $26.1 million, and $23.3 million, respectively.

We have certain operating leases that contain fixed rent escalation clauses. Rent expense for these leases has been calculated on the straight-line basis over the term of the leases, resulting in deferred rent of approximately $18.6 million and $15.2 million at January 1, 2013 and January 3, 2012, respectively. The deferred rent is presented on the accompanying balance sheet and will be amortized to rent expense over the life of the leases.

A number of the leases also provide for contingent rent based on a percentage of sales above a specified minimum. Total contingent rent, included in rent expense, above the minimum, for fiscal 2012, 2011, and 2010 were approximately $4.4 million, $4.0 million, and $3.5 million, respectively.

Future minimum annual rent payments under noncancelable operating leases are as follows (in thousands):

2013	$27,364
2014	27,368
2015	26,806
2016	26,305
2017	27,189
Thereafter	265,064
	$400,096

Additionally, we have entered into lease agreements related to the construction of future restaurants with commencement dates subsequent to January 1, 2013. Our aggregate future commitment relating to these leases is $11.6 million.

Legal Proceedings

We are subject to private lawsuits, administrative proceedings and demands that arise in the ordinary course of our business and which typically involve claims from guests, employees and others related to operational, employment, real estate and intellectual property issues common to the foodservice industry. A number of these claims may exist at any given time. We are self-insured for a portion of our general liability insurance and our employee workers' compensation programs. We maintain coverage with a third party insurer to limit our total exposure for these programs. We believe that most of our guest claims will be covered by our general liability insurance, subject to coverage limits and the portion of such claims that are self-insured. Punitive damages awards and employee unfair practice claims, however, are not covered by our general liability insurance. To date, we have not been ordered to pay punitive damages with respect to any claims, but there can be no assurance that punitive damages will not be awarded with respect to any future claims. We could be affected by adverse publicity resulting from allegations in lawsuits, claims and proceedings, regardless of whether these allegations are valid or whether we are ultimately determined to be liable. We currently believe that the final disposition of these types of lawsuits, proceedings and claims will not have a material adverse effect on our financial position, results of operations or liquidity. It is possible, however, that our future results of operations for a particular quarter or fiscal year could be impacted by changes in circumstances relating to lawsuits, proceedings or claims.

Letters of Credit

We have irrevocable standby letters of credit outstanding as required under our workers' compensation insurance arrangements that total $11.5 million as of January 1, 2013, which automatically renew each October 31 for one year unless 30 days' notice, prior to such renewal date, is given by the financial institution that provides the letters. The standby letters of credit have been issued under our credit facility and therefore reduce the amount available for borrowing under that facility.

Other Commitments

We have severance and employment agreements with certain of our executive officers that provide for payments to those officers in the event of a termination of their employment as a result of a change in control of the Company, or without cause, as defined in those agreements. Aggregate payments totaling approximately $2.7 million would have been required by those agreements had all such officers terminated their employment for those reasons as of January 1, 2013.

7. Long-Term Debt

Line of Credit

On February 17, 2012, we entered into a $75 million unsecured revolving line of credit ("Line of Credit") with a major financial institution. The Line of Credit expires on January 31, 2017, and may be used for working capital and other general corporate purposes. We utilize the Line of Credit principally for letters of credit that are required to support certain of our self-insurance programs and for working capital and construction requirements as needed. As of January 1, 2013, there were no funded borrowings outstanding under the Line of Credit and there were outstanding letters of credit totaling approximately $11.5 million. The Line of Credit bears interest at either LIBOR plus a percentage not to exceed 1.50%, or at a rate ranging from the financial institution's prime rate to 0.75% below the financial institution's prime rate based on a Lease Adjusted Leverage Ratio as defined in the Line of Credit agreement. The Line of Credit agreement requires compliance with a Fixed Charge Coverage Ratio, a Lease Adjusted Leverage Ratio and certain non-financial covenants. At January 1, 2013, we were in compliance with these covenants.

8. Shareholders' Equity

Preferred Stock

We are authorized to issue five million shares in one or more series of preferred stock and to determine the rights, preferences, privileges and restrictions to be granted to, or imposed upon, any such series, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of preferred stock. No shares of preferred stock were issued or outstanding at January 1, 2013 or January 3, 2012. We currently have no plans to issue shares of preferred stock.

Common Stock

Shareholders are entitled to one vote for each share of common stock held of record. Pursuant to the requirements of California law, shareholders are entitled to accumulate votes in connection with the election of directors. Shareholders of our outstanding common stock are entitled to receive dividends if and when declared by the Board of Directors. We have no plans to pay any cash dividends in the foreseeable future.

9. Income Taxes

The income tax expense (benefit) consists of the following for the last three fiscal years (in thousands):

	Fiscal Year		
	2012	2011	2010
Current:			
Federal	$3,204	$3,241	$1,779
State	1,279	2,772	1,726
	4,483	6,013	3,505
Deferred:			
Federal	5,361	6,533	4,759
State	1,403	(464)	(626)
	6,764	6,069	4,133
Provision for income taxes	$11,247	$12,082	$7,638

The provision for income taxes differs from the amount that would result from applying the federal statutory rate as follows for the last three fiscal years:

	Fiscal Year		
	2012	2011	2010
Income tax at statutory rates	35.0%	35.0%	35.0%
Permanent differences	(0.2)	(0.2)	(1.4)
State income taxes, net of federal benefit	4.1	3.4	2.3
Income tax credits	(10.2)	(8.3)	(9.9)
Other, net	(2.3)	(2.2)	(1.2)
	26.4%	27.7%	24.8%

The components of the deferred income tax asset (liability) consist of the following (in thousands):

	January 1, 2013	January 3, 2012
Current deferred income tax asset:		
Deferred rent	$7,355	$5,990
State tax	755	917
Gift cards	502	617
Accrued expenses	6,252	4,980
Other	857	695
Total current deferred income tax asset	15,721	13,199
Non-current deferred income tax asset (liability):		
Property and equipment	(55,709)	(43,195)
Intangible assets	(1,646)	(1,714)
Smallwares	(3,791)	(3,302)
Investments	–	176
Accrued expenses	1,292	885
Stock-based compensation	2,723	1,729
Income tax credits	15,900	13,775
Net operating losses	310	53
Other	74	32
Total non-current deferred income tax liability	(40,847)	(31,561)
Net deferred income tax liability	$(25,126)	$(18,362)

At January 1, 2013, we had federal and California income tax credit carryforwards of approximately $14.8 million and $1.8 million, respectively, consisting primarily of the credit for FICA taxes paid on reported team member tip income and California enterprise zone credits. The FICA tax credits will begin to expire in 2030 and the California enterprise zone credits do not expire.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of January 1, 2013, the amount recorded for interest and penalties changed for tax positions taken in the current year. As of January 1, 2013, unrecognized tax benefits recorded was approximately $0.9 million, of which approximately $0.8 million, if reversed, would impact our effective tax rate. We anticipate a decrease of $0.7 million to our liability for unrecognized tax benefits within the next twelve-month period due to the settlement of potential outstanding liabilities. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands):

Balance at December 29, 2009	$145
Additions based on tax positions taken during the current period	803
Balance at December 28, 2010	948
Reductions based on tax positions taken during the current period	(78)
Balance at January 3, 2012	870
Additions based on tax positions taken during the current period	27
Balance at January 1, 2013	$897

Our uncertain tax positions are related to tax years that remain subject to examination by tax agencies. As of January 1, 2013, the earliest tax year still subject to examination by the Internal Revenue Service is 2008. The earliest year still subject to examination by a significant state or local taxing jurisdiction is 2008.

10. Stock-Based Compensation Plans

We have two stock-based compensation plans – the 2005 Equity Incentive Plan and the 1996 Stock Option Plan — under which we may issue shares of our common stock to team members, officers, directors and consultants. Upon effectiveness of the 2005 Equity Incentive Plan (the "Plan"), the 1996 Stock Option Plan was closed for purposes of new grants. Both of these plans have been approved by our shareholders. Under the Plan, we have granted incentive stock options, non-qualified stock options, and restricted stock units ("RSUs"). Shares subject to stock options and stock appreciation rights are charged against the Plan share reserve on the basis of one share for each one share granted while shares subject to other types of awards, including restricted stock units, are currently charged against the Plan share reserve on the basis of 1.5 shares for each one share granted. The Plan also contains other limits with respect to the terms of different types of incentive awards and with respect to the number of shares subject to awards that can be granted to a team member during any fiscal year. All options granted under the Plan expire within 10 years of their date of grant.

Under the Plan, we issue RSUs as a component of the annual equity grant award to officers and other team members and in connection with the BJ's Gold Standard Stock Ownership Program (the "GSSOP"). The GSSOP is a longer-term equity incentive program that utilizes Company RSUs or stock options and is dependent on each participant's extended service with us in their respective positions and remaining in good standing during that service period (i.e., five years).

The fair value of the RSUs is the quoted market value of our common stock on the date of grant. The fair value of each RSU is expensed over the period during which its related restrictions are expected to lapse (i.e., generally five years). The Plan permits us to set the vesting terms and exercise period for awards at our discretion. Stock options generally vest at 20% per year or cliff vest, either ratably in years three through five or 100% in year five, and expire ten years from date of grant. RSUs generally vest at 20% per year for non-GSSOP RSU grantees and generally cliff vest either at 33% on the third anniversary and 67% on the fifth anniversary or at 100% after the fifth anniversary for GSSOP participants.

The following table presents information related to stock-based compensation (in thousands):

	Fiscal Year		
	2012	2011	2010
Labor and benefits stock-based compensation	$1,255	$1,641	$1,123
General and administrative stock-based compensation	$3,330	$3,037	$2,882
Capitalized stock-based compensation (1)	$195	$187	$183

(1) Capitalized stock-based compensation is included in "Property and equipment, net" on the Consolidated Balance Sheets.

Stock Options

The fair value of each option grant issued is estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year		
	2012	2011	2010
Expected volatility	36.74%	39.16%	34.66%
Risk free interest rate	0.69%	1.80%	2.49%
Expected option life	5 years	5 years	5 years
Dividend yield	0%	0%	0%
Fair value of options granted	$12.38	$14.37	$6.93

U.S. GAAP requires us to make certain assumptions and judgments regarding the grant date fair value. These judgments include expected volatility, risk free interest rate, expected option life, dividend yield and vesting percentage. These estimations and judgments are determined by us using many different variables that, in many cases, are outside of our control. The changes in these variables or trends, including stock price volatility and risk free interest rate, may significantly impact the grant date fair value resulting in a significant impact to our financial results.

The exercise price of the stock options under our stock-based compensation plans shall be equal to or exceed 100% of the fair market value of the shares at the date of option grant.

	Options Outstanding		Options Exercisable		
	Shares (in thousands)	Weighted Average Exercise Price	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
Outstanding options at December 29, 2009	2,267	$15.21	1,497	$15.32	4.19
Granted	546	$19.94			
Exercised	(509)	$14.04			
Forfeited	(260)	$18.37			
Outstanding options at December 28, 2010	2,044	$16.37	1,087	$15.59	4.36
Granted	128	$40.22			
Exercised	(371)	$13.74			
Forfeited	(10)	$31.75			
Outstanding options at January 3, 2012	1,791	$18.53	1,113	$16.85	4.51
Granted	363	$37.69			
Exercised	(119)	$15.83			
Forfeited	(10)	$30.20			
Outstanding options at January 1, 2013	2,025	$22.08	1,403	$17.76	4.48

Information relating to significant option groups outstanding at January 1, 2013, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Amount Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 9.37 – $14.03	292	5.03	$11.02	237	$11.09
$14.04 – $14.77	300	2.02	$14.10	300	$14.10
$14.90 – $16.63	169	4.15	$16.13	140	$16.02
$18.86 – $18.86	402	6.91	$18.86	323	$18.86
$19.38 – $23.47	318	3.65	$21.57	306	$21.55
$23.61 – $34.29	305	9.17	$32.57	49	$23.77
$35.13 – $52.37	239	8.49	$42.57	48	$40.96
$ 9.37 – $52.37	2,025	5.70	$22.08	1,403	$17.76

As of January 1, 2013, total unrecognized stock-based compensation expense related to non-vested stock options was $5.3 million, which is expected to be recognized over the next five years.

Restricted Stock Units

Restricted stock unit activity was as follows:

	Shares (in thousands)	Weighted Average Fair Value
Outstanding RSUs at December 29, 2009	650	$14.77
Granted	113	$24.98
Vested or released	(39)	$12.74
Forfeited	(60)	$16.30
Outstanding RSUs at December 28, 2010	664	$16.48
Granted	83	$42.63
Vested or released	(98)	$12.58
Forfeited	(33)	$18.97
Outstanding RSUs at January 3, 2012	616	$20.48
Granted	160	$43.34
Vested or released	(213)	$17.49
Forfeited	(77)	$27.91
Outstanding RSUs at January 1, 2013	486	$28.14

The fair value of the RSUs is the quoted market value of our common stock on the date of grant. The fair value of each RSU is expensed over the period during which the restrictions are expected to lapse (i.e., five years). As of January 1, 2013, total unrecognized stock-based compensation expense related to non-vested restricted shares was approximately $7.5 million, which is expected to be generally recognized over the next five years.

11. Team Member Benefit Plans

We maintain a voluntary, contributory 401(k) plan for all eligible team members. Team members may elect to contribute up to 100% of their earnings, up to the IRS maximum for the plan year of participation. Additionally, eligible participants may also elect allowable catch-up contributions as provided for by the IRS. Our executive officers and other highly compensated team members are not eligible to participate in the 401(k) plan. Team member contributions are matched by us at a rate of 33% for the first 6% of deferred earnings. We contributed approximately $0.3 million, $0.2 million, and $0.2 million in fiscal 2012, 2011, and 2010, respectively.

We also maintain a non-qualified deferred compensation plan (the "DCP") for our executive officers and other highly compensated team members, as defined in the DCP who are otherwise ineligible for participation in our 401(k) plan. The DCP allows participating team members to defer the receipt of a portion of their base compensation and up to 100% of their eligible bonuses. Additionally, the DCP allows for a voluntary company match as determined by the Company's compensation committee. During fiscal 2012, there were no contributions made or accrued by us. We pay for related administrative costs, which were not significant during fiscal 2012. Team member deferrals are deposited into a rabbi trust and the funds are generally invested in individual variable life insurance contracts owned by us that are specifically designed to informally fund savings plans of this nature. Our investment in variable life insurance contracts is reflected in "Other assets, net" on our Consolidated Balance Sheets. Our obligation to participating team members is reflected in "Other liabilities." All income and expenses related to the rabbi trust are reflected in our Consolidated Statements of Income.

12. Related Party Transactions

As of January 1, 2013, we believe that Jacmar Companies and their affiliates (collectively referred to herein as "Jacmar") owned approximately 11.3% of our outstanding common stock. Jacmar, through its affiliation with Distribution Market Advantage, Inc. ("DMA"), a national foodservice distribution consortium whose participants are prominent regional foodservice distributors, is currently our largest supplier of food, beverage, paper products and supplies. We began using DMA for our national foodservice distribution in July 2006 after an extensive competitive bidding process. In July 2012, we finalized a new five-year agreement with DMA, after conducting another extensive competitive bidding process. Jacmar services our restaurants in California and Nevada, while other DMA distributors service our restaurants in all other states. We also understand that Jacmar and its affiliates are the controlling shareholders of the Shakey's pizza parlor chain. We believe that Jacmar sells products to us at prices comparable to those offered by unrelated third parties based on our competitive bidding process. Jacmar supplied us with $78.0 million, $68.0 million, and $58.0 million of food, beverage, paper products and supplies for fiscal 2012, 2011, and 2010, respectively, which represented 23.9%, 24.3%, and 24.6% of our total costs of sales and operating and occupancy costs, respectively. We had trade payables related to these products of $3.7 million and $0.3 million, at January 1, 2013 and January 3, 2012, respectively. Jacmar does not provide us with any produce, liquor, wine or beer products, all of which are provided by other vendors and are included in total cost of sales.

13. Selected Consolidated Quarterly Financial Data (Unaudited)

Our summarized unaudited consolidated quarterly financial data is as follows (in thousands, except per share data):

	April 3, 2012	**July 3, 2012**	**October 2, 2012**	**January 1, 2013**
Total revenues	$167,604	$180,696	$175,220	$184,805
Income from operations	$ 11,763	$ 12,273	$ 8,853	$ 7,976
Net income	$ 8,615	$ 8,967	$ 6,839	$ 6,988
Diluted net income per share (1)	$ 0.30	$ 0.31	$ 0.24	$ 0.24
	March 29, 2011	**June 28, 2011**	**September 27, 2011**	**January 3, 2012**
Total revenues	$144,862	$152,887	$151,425	$171,769
Income from operations	$ 10,110	$ 10,603	$ 8,582	$ 13,092
Net income	$ 7,195	$ 8,168	$ 6,336	$ 9,871
Diluted net income per share (1)	$ 0.25	$ 0.28	$ 0.22	$ 0.34

(1) Diluted net income per share calculations for each quarter are based on the weighted average diluted shares outstanding for that quarter and may not sum to the full year total amount as presented on the Consolidated Statements of Income.

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